MWV

MEADWESTVACO 2007 ANNUAL REPORT

The dimensions of packaging are changing. And we're the company that's reshaping them.

Already, we see consumer packaging as a large and growing global marketplace.

WE INTEND TO CAPTURE MUCH OF THIS OPPORTUNITY.

(IN FACT, WE ARE ALREADY ON OUR WAY.)

As consumer packaged goods companies explore new markets, expand their product offerings and commit to growth, our packaging solutions answer their challenges.

Every day, everything we do brings ideas closer to brand managers, brands closer to consumers and marketplace leadership closer to our customers. We're not just building a better box.

WE ARE HOW BRANDS TAKE SHAPE.

MWV is a packaging company built on manufacturing prowess, strong relationships and global scale. We are also a consumer-led, brand-building packaging solutions company driven by market insight and design innovation. These two sets of capabilities grew in 2007, as we were more focused and more versatile, adding talent and capabilities worldwide. As a result, we're generating higher and more consistent financial returns for our shareholders—and becoming the packaging partner of choice for our customers.

1

Packaging
solutions
that help
global
opportunity
emerge

AS THE FRONTIERS OF COMMERCE EXPAND,

we see the boundaries of packaging moving with them. Emerging markets around the world are achieving new prosperity and exercising new economic muscle.



Entering and succeeding in these markets is our business imperative—as is providing local market insights, ensuring brand consistency and delivering global efficiency.

MWV HAS A LEADERSHIP PRESENCE IN SOME OF THE WORLD'S LARGEST AND FASTEST-GROWING PACKAGING SEGMENTS.



Insight

Consumer decisions can happen in as little as three seconds. By understanding what engages, informs and influences consumers, MWV gives customers an edge — to gain shelf space from retailers and win market share from competitors.

Innovation

Innovation changes the nature of competition. Through new products and services, new designs and features, MWV finds new ways to enhance our customers' brands and to delight consumers.

Service

How MWV delivers innovation is just as important as the innovation itself. We share marketplace expertise and manage our relationships to add value — helping ensure we are the packaging partner of choice for consumer brands.

DIVERSE MARKETS, DIFFERING NEEDS



The Americas In these markets, owners of major brands have three priorities: the ability to present a consistent brand image to consumers around the globe; taking costs out of their supply chain; and being responsive to growing interest in sustainability. MWV's capabilities are structured to give brand owners a single partner for creative, consumer-focused and efficient packaging solutions throughout customers' markets worldwide. Our heritage and knowledge of sustainable manufacturing practices help customers reach their source reduction goals and address consumer expectations for environmental responsibility.



Europe The market in Europe requires creativity and flexibility. As the European Union continues to grow, and as economies in Eastern Europe and Russia emerge, understanding consumer preferences, culture and language in distinct local markets is key. MWV's long history in Europe gives us a deep understanding of this market's complex packaging requirements, including high cultural expectations and strong regulatory standards for sustainable packaging. Converting locations across Europe, continued investments in Poland, Czech Republic and Russia, and a network of design teams help our brand partners consistently—and efficiently—capture growth opportunities.



Asia MWV has served the Asian market for years with highly consistent, top-performing paperboard and chemical products. As consumers here have become more sophisticated, the demand for higher quality, perfectly packaged goods has grown. MWV is responding with world-class capabilities, including our new manufacturing plant in the People's Republic of China, which opened in Wuxi, Jiangsu province, in 2007. We provide Asian customers with brand consistency, environmentally friendly solutions and innovative options that meet their expansion needs. In addition, we are developing new offerings to meet fast-growing demand in *India*, as branded products grow in popularity.



2

Ideas, designs and materials, centralized for our partners

MWV'S
CENTER FOR PACKAGING INNOVATION
REDEFINES
THE **FORM & FUNCTION**
OF PACKAGING
FOR **CONSUMERS**
& CONSUMER BRAND
COMPANIES.







Creating a chain of innovation. Our Center for Packaging Innovation (CPI) was created as a catalyst for next-generation packaging. CPI partners with universities and experts around the world to identify consumer trends, explore materials and forms, and to bring new opportunities to our individual businesses.

An abundance of talent CPI's academic and industry relationships allow us to partner with world-class research institutions, to work closely with leading-edge thinkers and to transfer consumer knowledge to CPI's own talented staff—bringing innovation to the brands and companies who are our customers.



Elevating packaging performance CPI continues our heritage of driving *game-changing profitable innovations* while we maintain our focus on operational improvement. We have four primary core competencies: package design and development, operational excellence, market intelligence and external alliances. In addition to exploring new materials and forms for consumers, CPI plays a role in improving the efficiency of our traditional paperboard business.





Driven by consumer needs CPI's approach is to engage deeply with MWV customers to understand their consumers and their packaging needs, and to develop customized solutions that are meaningful—and valuable—in the marketplace. When appropriate, we pursue joint ventures, alliances and licensing opportunities that can broaden our range of innovative products and technologies.

LOOK AROUND YOUR HOME, AND YOU'LL SEE MWV INNOVATION AT WORK EVERYWHERE—
in perfume dispensers,
beverage cartons,
DVD cases
and packaging for everything
from toothpaste
to prescription drugs.

Our Center for Packaging Innovation
is the latest step forward
in more than a century
of innovative breakthroughs.

CPI ENABLES MWV TO CREATE A PIPELINE OF INNOVATIONS
that benefit consumers' lives,
sustain our customers' brands and
businesses—and accelerate
our own growth.





3

Packaging solutions made real



Media and Entertainment When fans of the *Jonas Brothers* and *High School Musical 2* pick up these CDs, they're also picking up more environmentally friendly CD packaging. Disney Music Group's creative teams turned to our AGI Media business to produce CD packaging for both of these massively popular acts in 2007. Our versatile *Digipak*® product provides a way to minimize material through a straightforward, streamlined design. Its plastic tray and paperboard are made with 100 percent recycled content, and 35 percent of this content is postconsumer materials—a combination of artistry and sustainability for the world's best-known entertainment company.


2-DISC COLLECTORS
HIGH SCHOOL MUSICAL


JADE

Cosmetics and Personal Care In fragrance and cosmetics packaging, sometimes what consumers don't see is just as important as what they do see. For Banana Republic fragrances and other prestigious fragrance brands, MWV Calmar created the *NoC*™ dip tube—the first dispenser tube that disappears within a fragrance container. Manufactured in both Europe and North America to support international product introductions, *NoC* is the perfect choice for designers seeking to communicate their brands with perfect clarity.



The light-refracting properties of the *NoC* dip tube turn it transparent when immersed in a fragrance solution.


Mr. Muscle
Promotion



Home and Garden One of the world's most popular cleaning products got a boost in 2007 from MWV in China—a new plant to support broader distribution in this market. With rapidly expanding volume in China and other Asian emerging countries, S.C. Johnson's Mr. Muscle® brand needed a packaging partner capable of supporting its growth. Our MWV Calmar business—a global S.C. Johnson partner for more than 25 years—focused the resources of its new Wuxi plant on the Mr. Muscle challenge, providing packaging solutions that allow the brand to enter new regional markets and gain consumers in smaller cities across China.

Food and Beverage To ensure that beverage products make the ight impression in China, MWV introduced a total beverage packaging solution—supporting the product from manual packin ransportation and shelf-stocking through inventory management. Designed for convenient stocking on customarily lower profile etail shelves in China, the paperboard packaging functions not only as a premium-quality single pack and carton for bottles, but s an appealing, differentiated tool for influencing retailers and onsumers in a unique market. Four years since the partnership egan, the sales of MWV multipacks in China has quadrupled.

This package allows the Chinese consumer to grab and carry easily—and for retail visibility to promote premium brands.



For more environmentally sustainable packaging, MWV recently helped transition production of this customer's U.S. cartons to *Coated Natural Kraft* paperboard, reducing the consumption of virgin fiber.


Budweiser


SUN
MON
TUE
WED
THU
FRI


Sun
Sun
Sun
Sun

Healthcare and Pharmaceuticals: Patient safety. Compliance with medical instructions. Child resistance. Senior-friendliness. Brand image. Product integrity. Balancing all of these priorities is one of the toughest challenges in retail pharmacy. But the capabilities of MWV's *Shellpak* unit-dose packaging led the world's largest retailer, Wal-Mart Stores, Inc., to begin offering its generic medications in the innovative format in 2007. The easy-to-use packaging—a combination of shell, label and blister pack—allows prescriptions to be filled faster than vial containers, and features large surfaces for brand communication and medication instructions. And unit-dose packaging helps patients keep track of their drug regimens, resulting in better healthcare outcomes.

INNOVATION DELIVERED.

That's what MWV packaging solutions create in the marketplace.

Our pioneering ideas, designs, materials and forms change the way consumers buy, experience and value the products our customers bring to market.

WE TURN COLLABORATION AND CONSUMER INSIGHT INTO MARKETPLACE OUTCOME.



4

Sustainability from principle to practic



Sustainability shapes everything at MWV.

PUTTING SUSTAINABILITY INTO PRACTICE, EVERYWHERE WE DO BUSINESS, IS PART OF OUR LEGACY.

As a leader in our industry and as a responsible partner to our customers, we look at sustainability from every angle, from business strategy to product development to resource management. And we're proving that environmental sustainability is a vital part of economic success.



Fiber is fundamental

A reliable, responsible and sustainable source of high-quality wood fiber is essential to our business. MWV has been a pioneer in sustainable forestry for more than 60 years. We use sound conservation practices to manage our own third-party certified forestland and we ensure that our fiber suppliers meet the requirements of the Sustainable Foresty Initiative (SFI) as well. In early 2008, MWV will implement the Program for the Endorsement of Forest Certification (PEFC) chain of custody systems for all of our North American mill locations, giving our customers the choice of using either the SFI or PEFC label on their packages.

The road to the future



When MWV combines the practice of innovation with the principles of sustainability, new product paths emerge—even in well-traveled markets. Our advances in material science and specialty chemicals are paving the way to a new, more environmentally friendly solution to asphalt road construction. Our *Evotherm™* product is an additive that reduces the heat needed to bind the asphalt mix in production and application, which can reduce the amount of fossil fuel needed by up to one-half.

Managing our carbon footprint



A key consideration for our customers is choosing a responsible packaging partner that understands climate change issues. MWV self- or co-generates two-thirds of the total electricity required by our four U.S. paper mills. About 65 percent of all the energy used for our pulp and paper operations comes from carbon neutral, renewable biomass based by-products. MWV is a founding member of the Chicago Climate Exchange, the world's first and North America's only rules-based greenhouse gas emissions allowance trading system, and we are meeting commitments to lower carbon dioxide emissions.



Packaging that provides protection and security

Since its debut in 2006, *Natralock®* has solved some of the consumer products industry's toughest packaging problems: protecting products from theft and damage, standing out on the retail shelf and improving the consumer experience. *Natralock* combines tear-resistant paperboard packaging with a unique heat-sealed clear "bubble" that displays the product without compromising security or durability. *Natralock* uses up to 60 percent less plastic on average than clamshell packaging and gives brand owners a paperboard surface for printing vibrant graphics. *Natralock* opens easily, eliminating the aggravation and injury often caused by hard-to-open clamshell packages.

Paperboard with new integrity


30%

To our customers, recycled fiber often plays a role in choosing paperboard packaging. Incorporating postconsumer fiber has historically led to a compromise of integrity in the package function of the board or added weight to maintain strength—but no longer. MWV introduced *Printkote Eagle*® in 2007 with 30 percent postconsumer fiber and a technology that allows it to retain the sturdiness of a 100 percent virgin fiber paperboard without becoming denser and heavier.



A new land management path

The goals of increasing shareholder value and meeting the needs of communities led us to open a new frontier in 2007—the creation of our land management business. Already a longstanding owner and steward of hundreds of thousands of acres of forestland in the United States, MWV established our Community Development and Land Management Group to manage the company's diverse portfolio of landholdings.

To our shareholders, customers and employees:

"Now I get it!" That's what a major packaging customer told me as we stood in front of MeadWestvaco's integrated marketing booth at Pack Expo and finished a conversation about the full range of our packaging capabilities.

We spoke about many of the things you've just seen and read in this report—the global reach of our platform, the extent of our marketplace insights, the innovative packaging solutions we design and produce for our customers, and the reputation we have earned for stewardship and sustainability. Most important, we spoke about a unified MeadWestvaco.

His enthusiastic response suggests that the power of MeadWestvaco's consumer packaging platform has become a reality for our customers. And the profiles and case studies we have highlighted in this annual report demonstrate that our unique global packaging platform is taking hold—and defining us as an industry leader.



John A. Luke, Jr.
Chairman and Chief
Executive Officer

As we work to unify our businesses and to communicate our total solutions capabilities to customers, we have an opportunity to continue our journey by enhancing our brand. MeadWestvaco has adopted a new look and a new way of expressing our value. As you read in this report, we are calling ourselves MWV.

It's much more than a name, logo or tagline. It's the foundation for a new conversation—much like the one I had at Pack Expo. We are unifying our presence in the marketplace, and speaking with one voice to our customers about our global packaging capabilities and our ability to propel their businesses forward. MWV reflects our heritage, differentiates us in the marketplace and fully represents our vision of global packaging leadership.

We already view ourselves differently than we did just a few years ago. We have taken important actions to ensure that we are successful despite changes to our business and the broader global economy. As a result, we are focusing our packaging platform on serving key customers in targeted end markets. We are committed to continuing a culture of collaboration—with our customers and our colleagues. And we are building the right skills and pursuing the right strategy to compete and win in the marketplace.

Now, we are inviting our customers to view us differently as well. More and more, consumer packaged goods companies are discovering tremendous value in our ability to help them protect and promote their products, manage a supply chain, deliver on sustainability promises and attract consumers on the retail shelf. In short, MWV is about helping our customers' brands take shape.

Extending our customer relationships The MWV brand stands for our promise to customers.

It is a promise to understand their businesses, and business challenges.

It is a promise to understand their markets, and market opportunities.

It is a promise to understand the consumer, and consumer preferences.

We are helping their brands take shape by delivering supply chain efficiencies, quality assurance protections, unique market and consumer insights and leading product innovations everywhere our customers do business. We are building valuable partnerships with the world's most admired brands, in part through the capabilities and collaboration we're fostering at our Center for Packaging Innovation. CPI conducts research to understand what motivates the end consumer. We then bring our customers on-site to share that knowledge and develop solutions that capitalize on those insights to help them shape their brands and build their market share.

A good example of the result is Natralock security packaging. Natralock is a renewable packaging solution that deters theft, is better for the environment, improves visibility on the retail shelf, reduces production costs and benefits consumers with a safer-to-open design.

Natralock is also one example of our promise to be a leading sustainable partner for our customers. There are others highlighted in this report, including Evotherm

Consumer packaged goods companies are discovering tremendous value in our ability to help them protect and promote their products, manage a supply chain, deliver on sustainability promises, and attract consumers on the retail shelf. MWV is about helping our customers' brands take shape.

warm-paving technology and Printkote Eagle paperboard packaging. We are leveraging our longstanding reputation for environmental responsibility—rooted in our forest management practices and social values system—to develop sustainable solutions that deliver environmental performance and enhance brand image. Many of our customers are making sustainability commitments for their brands—or are being driven to improve environmental performance by the expectations of retailers and consumers. We are the ideal partner to help them deliver on that promise because of our pipeline of sustainable products and our ability to design customized solutions that ensure generations of sustainable brand performance.

Growing our global platform The MWV brand embodies our vision to be the global leader in packaging and packaging solutions. We have made commitments to further enhance our packaging platform and to grow our business through innovation and expansion in emerging markets. In 2007, we completed a number of strategic actions to execute on this plan for profitable growth.

We added new technologies to our packaging platform to augment the range of primary packaging solutions we can offer customers in the personal care and home and garden markets. Keltec Dispensing Systems and Hayes Products are fully integrated in our pump and sprayer business, and their innovative lines of value-added products and blue-chip customers support our growth ambitions for the global marketplace.

We opened the doors to a state-of-the-art packaging facility in Wuxi, the People's Republic of China. This new plant increases our capacity to deliver trigger sprayers, plastic pumps and folding cartons for the personal care, healthcare and food and beverage markets across Asia—including the Mr. Muscle cleaning product featured in this report.

The advanced machinery at our Wuxi location ensures that we can manufacture packaging products to the same exacting standards everywhere in the world—a necessity as we support global brand management for our customers. We are growing along with them as they expand their businesses to serve millions of Chinese consumers—and others across Asia. In 2007, we grew revenue in emerging markets by 15 percent, and we expect to accelerate our growth through a number of strategic initiatives in China, India, Brazil and Eastern Europe.

MWV also signed an agreement with Klabin, Brazil's largest paperboard manufacturer, to enhance our industry-leading packaging product portfolio. This long-term commercial and marketing partnership with one of Brazil's leading companies gives us an even stronger platform for additional growth in new and existing global markets.

With these strategic actions, we have made significant progress shaping a strong, innovation-based global packaging platform that enables us to compete and win in our targeted markets through an uncertain economic environment. We are pursuing a profitable growth strategy that builds upon our diverse market positions and global mix of business by focusing on innovation, expansion in emerging markets and increased productivity.

This strategic focus in 2008 and beyond will help us introduce new and enhanced products to the marketplace and extend market share gains for our existing leadership positions, continue to grow along with our customers in both existing established markets as well as rapidly developing emerging markets, and increase productivity through continued operational improvements and sourcing initiatives.

Performance and progress The MWV brand must also continue to stand for financial strength. As we continue to differentiate ourselves in the marketplace and build brand value for our customers, we are enhancing MWV's ability to deliver higher returns and long-term value for our shareholders. Even in the face of economic uncertainty and rising inflation, our strategy to focus on innovation, growth in emerging markets and productivity gives us confidence that we can continue on the trajectory we've established for profitable growth in our business.

In 2007, we delivered another year of sales, earnings and operating cash flow growth, and took significant steps to improve the financial position of our company. Our businesses performed generally well and delivered on several key objectives to improve profits and increase productivity, despite rising input cost inflation and challenging markets for some of our products. This was especially true in our Consumer Solutions segment, where media and entertainment industry trends posed continuing pressures, and where clear opportunities exist for overall improvements in performance.

As we continue to differentiate ourselves in the marketplace and build brand value for our customers, we are enhancing MWV's ability to deliver higher returns and long-term value for our shareholders.

We gained share in markets we have targeted for global growth, including healthcare, personal care, food and beverage, and tobacco, and we have important initiatives to extend our progress in 2008. A more detailed look at our overall performance and specific business unit results begins on the pages following this letter.

With determined effort throughout the year, we strengthened our balance sheet, reduced our cost structure and returned value to our shareholders by repurchasing outstanding shares with proceeds from two large forestland sales. Our new Community Development and Land Management Group completed auctions for nearly 400,000 acres of nonstrategic forestland, and also continued important work to capitalize on additional opportunities for our valuable portfolio of remaining landholdings across the southeastern United States.

Our vision becomes reality The financial position of our company is strong thanks to the execution and expertise of MWV employees around the world. That's why the MWV brand is also about our people. I am deeply appreciative of the contributions each one of our 24,000 employees has made to put our strategy into action and execute on priorities that deliver value for our customers and results for our shareholders.

During the past year, we welcomed Bruce Thomas to our team to advance and accelerate our growth in emerging markets, and we added Ken Seeger as president of our new Community Development and Land Management Group. We also said goodbye to Jack Krol, who retired from our Board of Directors after 13 exceptional years of distinguished service. Jack's significant contributions will be missed.

Overall, the MWV team is moving steadily toward our vision of global packaging leadership. Customers get it. Shareholders get it. Employees get it.

In every way, the MWV brand stands for global leadership—in our markets, in our industry, in our values and in our promise to the many stakeholders who have made us successful in the past and will help make us even more successful long into the future. Without question, the future we envision is taking shape.

Sincerely,



John A. Luke, Jr.
Chairman and Chief Executive Officer
February 28, 2008

FINANCIAL HIGHLIGHTS

In millions, except per share data	2007	2006
Net sales	$ 6,906	$ 6,530
Net income[1]	$ 285	$ 93
Net income per share[2]	$ 1.56	$ 0.52
Dividends per share	$ 0.92	$ 0.92
Cash provided by operating activities	$ 641	$ 567
Capital expenditures	$ 347	$ 302
Dividends paid	$ 169	$ 167
Total assets	$ 9,837	$ 9,285
Long-term debt	$ 2,375	$ 2,372
Shareholders' equity	$ 3,708	$ 3,533
Debt-to-capital ratio	39.7%	42.2%
Return on invested capital[3]	5.3%	6.3%

1 Excluding the items included in footnote 2, adjusted income was $185 million, or $1.01 per share, and $162 million, or $0.90 per share, for 2007 and 2006, respectively.

2 2007 includes the following: after-tax gains of $169 million, or $0.92 per share, from the sale of forestlands; after-tax restructuring charges of $54 million, or $0.29 per share; and after-tax one-time costs of $15 million, or $0.08 per share. 2006 includes the following: after-tax restructuring charges of $85 million, or $0.47 per share; after-tax one-time costs of $26 million, or $0.14 per share; after-tax gains of $24 million, or $0.13 per share, from the sale of a note and corporate real estate; and after-tax gains of $18 million, or $0.10 per share, from the sale of forestlands.

3 Calculated using earnings before interest and taxes, which has been adjusted on a pre-tax basis for items in footnote 2 and tax effected at the actual annual effective tax rates of 28.8% for 2007 and 5.4% for 2006; invested capital for calculation is period end net debt plus equity.

MWV achieved a number of significant strategic, operational and financial milestones in 2007:

Another year of solid sales, earnings and operating cash flow growth

Generated 15 percent revenue growth in emerging markets; revenue in China topped $200M

Opened world-class packaging facility in Wuxi, the People's Republic of China

Signed commercial and marketing agreement with Klabin, Brazil's largest paper-board manufacturer, to enhance packaging product line

Acquired Keltec Dispensing Systems and Hayes Products to augment innovative line of primary packaging solutions

Established Community Development and Land Management Group; repurchased shares with $400M in forestlands sales proceeds

Reduced cost structure by an additional $65M—bringing total cost initiative reductions to $190M

2007 FINANCIAL REVIEW

In 2007, MeadWestvaco delivered another year of sales growth, earnings improvement, and increased cash flow from operations. This continuing record of financial progress demonstrates that our global packaging platform is delivering value for our customers, and is helping to generate higher returns for shareholders.

In an environment of intense input cost pressure, profit from our business segments increased by 7 percent compared to the prior year—and cash flow from operations grew to more than $640 million. With market share gains in some of our key packaging markets, overall sales grew by 6 percent compared to 2006.

We also made progress on a number of strategic and operational priorities during the year by investing in our global packaging platform, growing our business in emerging markets, reducing our cost structure, and returning value to our shareholders from our forestlands holdings.

Overall, MeadWestvaco's 2007 net income was $285 million, or $1.56 per share. Included in the results are after-tax restructuring charges and one-time costs of $69 million, or $0.37 per share, and after-tax gains from sales of forestlands of $169 million, or $0.92 per share. Our 2007 financial performance is presented in greater detail in the sections that follow.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW

For the year ended December 31, 2007, MeadWestvaco reported net income of $285 million, or $1.56 per share. Net income for the year included after-tax restructuring charges of $54 million, or $0.29 per share, related to employee separation costs, asset write-downs and other restructuring actions, and after-tax one-time costs of $15 million, or $0.08 per share, related to the company's cost initiative. Also included in net income for 2007 were after-tax gains of $155 million, or $0.84 per share, from two significant large-tract forestlands sales of approximately 290,000 owned acres and approximately 95,000 acres under long-term timber contracts, and $14 million, or $0.08 per share, related to sales of small-tract forestlands. Comparable amounts for prior periods are noted later in this discussion. The amounts related to the items noted above are reflected in Corporate and Other for segment reporting purposes.

During 2007, the company generated strong revenue growth from higher selling prices and an improved product mix in many of its businesses, as well as from the addition of the dispensing and spraying systems business acquired in the third quarter of 2006 and the impact of favorable foreign exchange. These positive effects were partially offset by significant inflation in energy and raw material prices. In 2007, pre-tax input costs for energy, raw materials and freight were $141 million higher than in 2006, largely offsetting improvements in price and mix of $144 million. Cash flow provided by operating activities grew to $641 million in 2007 compared to $567 million in 2006, reflecting higher earnings and improvements in working capital.

MeadWestvaco's business segments are (i) Packaging Resources, (ii) Consumer Solutions, (iii) Consumer & Office Products, and (iv) Specialty Chemicals. For the year ended December 31, 2007, profit from the company's business segments increased 7% to $584 million compared to $546 million for the year ended December 31, 2006. During 2007, higher selling prices, improved product mix and productivity, and the impact of favorable foreign exchange, more than offset higher input costs for energy, raw materials and freight. Refer to the individual segment discussion that follows for detail information for each segment. In 2005, the company exited its printing and writing papers business, which is recorded as discontinued operations in the consolidated financial statements.

RESULTS OF OPERATIONS

The following table summarizes our results for the years ended December 31, 2007, 2006 and 2005, as reported in accordance with accounting principles generally accepted in the U.S. All references to per share amounts are presented on an after-tax basis.

	Years ended December 31		
In millions, except per share data	2007	2006	2005
Net sales	$6,906	$6,530	$6,170
Cost of sales	5,710	5,399	5,087
Selling, general and administrative expenses	882	905	756
Interest expense	219	211	208
Other income, net	(305)	(83)	(16)
Income from continuing operations before income taxes	400	98	135
Income tax provision	115	5	16
Income from continuing operations	285	93	119
Discontinued operations	–	–	(91)
Net income	$ 285	$ 93	$ 28
Net income per share—basic and diluted:			
Income from continuing operations	$ 1.56	$ 0.52	$ 0.62
Discontinued operations	–	–	(0.48)
Net income	$ 1.56	$ 0.52	$ 0.14

Comparison of Years ended December 31, 2007 and 2006 Sales were $6.91 billion and $6.53 billion for the years ended December 31, 2007 and 2006, respectively. Increased sales in 2007 were the result of the addition of the dispensing and spraying systems business acquired in the third quarter of 2006, higher selling prices, improved product mix and the impact of favorable foreign exchange, partially offset by lower volumes compared to 2006. Refer to the individual segment discussion that follows for detailed sales information for each segment.

Costs of sales were $5.71 billion and $5.40 billion for the years ended December 31, 2007 and 2006, respectively. Our gross margin in 2007 was approximately the same as 2006. In 2007, pre-tax input costs for energy, raw materials and freight were $141 million higher than in 2006. Restructuring charges and one-time costs included in cost of sales were $58 million and $53 million in 2007 and 2006, respectively. Maintenance costs are included in cost of sales and were $279 million in 2007 compared to $262 million in 2006.

Selling, general and administrative expenses were $882 million and $905 million for the years ended December 31, 2007 and 2006, respectively. Selling, general and administrative expenses as a percentage of sales were 12.8% and 13.9% for the years ended December 31, 2007 and 2006, respectively. Lower expense in 2007 compared to 2006 was due primarily to lower restructuring charges and one-time costs partially offset by the impact of the addition of the dispensing and spraying systems business acquired in the third quarter of 2006 and the impact of foreign exchange.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Restructuring charges and one-time costs included in selling, general and administrative expenses were $48 million in 2007 compared to $102 million in 2006.

Pension income before settlements, curtailments and termination benefits was $54 million and $50 million for the years ended December 31, 2007 and 2006, respectively. Pension income is reflected in cost of sales and selling, general and administrative expenses, and is reported in Corporate and Other for segment reporting purposes.

Interest expense was $219 million and $211 million for the years ended December 31, 2007 and 2006, respectively. The increase in 2007 was primarily the result of higher interest from increased borrowings in connection with cash surrender value insurance policies compared to 2006.

Other income, net, was $305 million and $83 million for the years ended December 31, 2007 and 2006, respectively, and was comprised of the following:

	Years ended December 31	
In millions	2007	2006
Gains on sales of large-tract forestlands in West Virginia, Alabama and Georgia	$(250)	$ –
Gains on sales of small-tract forestlands	(24)	(29)
Gain on sale of corporate real estate	–	(18)
Gain on sale of PIK note	–	(21)
Interest income	(20)	(20)
Asset impairments	2	20
Transition services income	–	(5)
Foreign currency exchange gains	(14)	(2)
Other, net	1	(8)
	$(305)	$(83)

Gains on sales of large- and small-tract forestlands were $274 million and $29 million related to sales of 393,000 acres and 8,000 acres in 2007 and 2006, respectively. During 2006, the company recorded a $21 million gain on the sale of a PIK note received as part of the consideration for the sale of the printing and writing papers business in 2005. As part of the company's initiative to reduce its real estate footprint, the company sold corporate real estate for a gain of $18 million in 2006. In 2006, income of $5 million was recorded from services provided to NewPage Corporation pursuant to the printing and writing papers sale agreement.

The company's annual effective tax rate was approximately 29% and 5% for the years ended December 31, 2007 and 2006, respectively. The increase in the rate in 2007 compared to 2006 was primarily due to a shift in the level and mix of domestic versus foreign earnings, including pre-tax domestic gains of $274 million in 2007 compared to $29 million in 2006 from sales of forestlands.

In addition to the information discussed above, the following sections discuss the results of operations for each of our business segments and Corporate and Other.

Packaging Resources

In millions	Years ended December 31 2007	2006
Sales	$3,021	$2,953
Segment profit[1]	322	275

[1] Segment profit is measured as results before restructuring charges and one-time costs, pension income, interest income and expense, income taxes, minority interest, discontinued operations, extraordinary items and cumulative effect of accounting changes.

The Packaging Resources segment produces bleached paperboard, Coated Natural Kraft© paperboard (CNK), kraft paperboard, linerboard and saturating kraft, and packaging for consumer products including packaging for media, beverage and dairy, produce, cosmetics, tobacco, pharmaceuticals and healthcare products. This segment's paperboard products are manufactured at four U.S. mills and two mills located in Brazil. Bleached paperboard is used for packaging high-value consumer products such as pharmaceuticals, cosmetics, tobacco, food service, media products and aseptic cartons. CNK paperboard is used for a range of packaging applications, the largest of which for MeadWestvaco is multi-pack beverage packaging. Kraft paperboard is used for folding carton applications. Linerboard is used in the manufacture of corrugated boxes and containers. Saturating kraft is used in the manufacture of decorative laminates for kitchen countertops, furniture, flooring and wall panels, as well as pad stock for electronic components.

Sales for the Packaging Resources segment were $3.02 billion in 2007 compared to $2.95 billion in 2006. Increased sales were the result of higher selling prices, the impact of favorable foreign exchange and strengthened demand in key products. In 2007, product mix improvement also favorably impacted sales compared to 2006. Shipments of bleached paperboard in 2007 were 1,579,000 tons, down 4% from 2006 reflecting, in part, a shift by the company away from lower value grades. Shipments of CNK in 2007 were 1,096,000 tons, down 3% from 2006, with declines in beverage sales partially offset by higher sales of general packaging grades. Shipments of unbleached paperboard in 2007 were 839,000 tons, up 1% from 2006, as a result of higher shipments of general packaging grades. In 2007, bleached paperboard prices were up 4%, CNK prices were up 6% and unbleached paperboard prices were up 6% compared to 2006. Sales for the company's Brazilian packaging operation, Rigesa Ltda., increased 20% in 2007 over 2006 driven by improved volume and the impact of favorable foreign exchange, partially offset by lower selling prices.

Profit for the Packaging Resources segment increased 17% to $322 million in 2007 compared to $275 million in 2006, reflecting improvements in pricing, mix and productivity, partially offset by higher input costs for raw materials and energy and lower volume. Earnings in 2007 benefited by $88 million from price increases and mix improvements, $35 million from improved productivity and $9 million from the impact of favorable foreign exchange compared to 2006 Earnings in 2007 were negatively impacted by $77 million from higher input costs, $6 million from volume declines and $2 million from higher other costs compared to 2006.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Consumer Solutions

	Years ended December 31	
In millions	2007	2006
Sales	$2,431	$2,170
Segment profit[1]	86	93

[1] Segment profit is measured as results before restructuring charges and one-time costs, pension income, interest income and expense, income taxes, minority interest, discontinued operations, extraordinary items and cumulative effect of accounting changes.

The Consumer Solutions segment offers a full range of converting and consumer packaging solutions including printed plastic packaging and injection-molded products used for packaging media products such as DVDs, CDs, video games and software; cosmetics and pharmaceutical products; and dispensing and sprayer technology systems for personal care, healthcare, fragrance and home and garden markets. This segment designs and produces multi-pack cartons and packaging systems primarily for the beverage take-home market and packaging for the tobacco market. Paperboard and plastic are converted into packaging products at plants located in North America, South America, Asia and Europe. In addition, this segment manufactures equipment that is leased or sold to its beverage, dairy and other customers to package their products.

Sales for the Consumer Solutions segment increased 12% to $2.43 billion in 2007 compared to $2.17 billion in 2006. In 2007, sales improved in our beverage and healthcare business and benefited from the addition of the dispensing and spraying systems business acquired in the third quarter of 2006 and the impact of favorable foreign exchange. These positive effects were partially offset by decreased sales in the media business due to market-related declines.

Profit for the Consumer Solutions segment decreased 8% to $86 million in 2007 compared to $93 million in 2006. In 2007, earnings were negatively impacted by $26 million from higher input costs, $23 million from volume declines and $8 million from unfavorable pricing compared to 2006. In 2007, earnings benefited by $27 million from the impact of favorable foreign exchange and the earnings benefits from the dispensing and spraying systems business acquired in the third quarter of 2006, $20 million from improved productivity and $3 million from lower other costs compared to 2006.

Consumer & Office Products

	Years ended December 31	
In millions	2007	2006
Sales	$1,147	$1,143
Segment profit[1]	139	127

[1] Segment profit is measured as results before restructuring charges and one-time costs, pension income, interest income and expense, income taxes, minority interest, discontinued operations, extraordinary items and cumulative effect of accounting changes.

The Consumer & Office Products segment manufactures, sources, markets and distributes school and office products, time-management products and envelopes in North America and Brazil through both retail and commercial channels. MeadWestvaco produces many of the leading brand names in school supplies, time-management and commercial office products, including AMCAL®, AT-A-GLANCE®, Cambridge®, COLUMBIAN®, Day Runner®, Five Star®, Mead® and Trapper Keeper®.

Sales for the Consumer & Office Products segment increased slightly to $1.15 billion in 2007 compared to $1.14 billion in 2006. In 2007, solid performance in the segment's value-added branded consumer product lines, improved overall mix, the impact of favorable foreign exchange and solid performance in the Brazilian school products business were partially offset by lower volumes compared to 2006.

Profit for the Consumer & Office Products segment increased 9% to $139 million in 2007 compared to $127 million in 2006. In 2007, earnings were positively impacted by $43 million from price increases and mix improvements, $5 million from improved productivity and $4 million from other items, partially offset by higher input costs of $22 million and volume declines of $18 million compared to 2006. The effect of improved mix associated with the segment's continued emphasis on proprietary, branded products was partially offset by lower basic product volume during 2007. This segment's operating profit continues to be impacted by low-priced Asian imports.

Specialty Chemicals

	Years ended December 31	
In millions	2007	2006
Sales	$493	$493
Segment profit[1]	37	51

[1] Segment profit is measured as results before restructuring charges and one-time costs, pension income, interest income and expense, income taxes, minority interest, discontinued operations, extraordinary items and cumulative effect of accounting changes.

The Specialty Chemicals segment manufactures, markets and distributes specialty chemicals derived from sawdust and byproducts of the papermaking process in North America and Asia. Products include activated carbon used in emission control systems for automobiles and trucks, and chemicals used in printing inks, asphalt paving, adhesives and lubricants.

Sales for the Specialty Chemicals segment were $493 million in 2007, unchanged from 2006. In 2007, higher selling prices in most markets were offset by year-over-year volume declines for carbon-based products due to lower automobile production volumes in North America compared to 2006, and year-over-year volume declines for printing ink resins due to weakness in the publication inks industry.

Profit for the Specialty Chemicals segment was $37 million in 2007 compared to $51 million in 2006. In 2007, decreased earnings reflect $25 million of higher input costs, volume declines of $11 million and other items of $11 million, partially offset by the positive effects of pricing and mix improvements of $33 million compared to 2006.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Corporate and Other

	Years ended December 31	
In millions	2007	2006
Sales	$ 217	$ 219
Corporate and Other loss[1]	(184)	(448)

[1] Corporate and Other loss may include goodwill impairment charges, minority interest, debt retirement charges, restructuring charges and one-time costs, net pension income, interest income and expense, and gains on asset sales.

Corporate and Other includes the company's specialty paper business, forestry operations and corporate support staff services, and related assets and liabilities. The results also include income and expense items not directly associated with segment operations, such as certain legal charges and settlements, restructuring charges and one-time costs, pension income, interest income and expense, and other charges.

Corporate and Other loss was $184 million in 2007 compared to a loss of $448 million in 2006. The decrease in the loss reflects gains of $250 million in 2007 from sales of large-tract forestlands related to approximately 290,000 owned acres and approximately 95,000 acres under long-term timber contracts. In 2007 compared to 2006, lower restructuring charges and one-time costs of $65 million were partially offset by certain items in the 2006 results including a $21 million gain from the sale of a PIK note, an $18 million gain from the sale of corporate real estate and $5 million in transition services income from NewPage Corporation. In 2007, gains from sales of small-tract forestlands were lower by $5 million and other costs were higher by $2 million compared to 2006.

Comparison of Years ended December 31, 2006 and 2005 Sales were $6.53 billion and $6.17 billion for the years ended December 31, 2006 and 2005, respectively. Increased sales in 2006 were the result of higher selling prices and improved product mix in many of our businesses, partially offset by weaker demand for certain products compared to 2005. The 2006 results include $206 million from the addition of the dispensing and spraying systems business, which was acquired in July 2006. Refer to the individual segment discussion that follows for detailed sales information for each segment.

Cost of sales was $5.40 billion and $5.09 billion for the years ended December 31, 2006 and 2005, respectively. Our gross margin in 2006 was approximately the same as 2005. In 2006, pre-tax input costs for energy, raw materials and freight were $159 million higher than in 2005. Restructuring charges included in cost of sales were $53 million and $18 million for the years ended December 31, 2006 and 2005, respectively. Maintenance costs and the effects of market-related downtime are reflected in cost of sales. Total maintenance costs in 2006 were $262 million compared to $244 million in 2005. In 2006, the company took no significant market-related downtime, while in 2005 the company took 109,000 tons of market-related downtime which had a negative impact on results of $31 million. In 2005, the mix of market-related downtime varied by business, but primarily occurred in the Packaging Resources segment. The effects of market-related downtime consist of the unabsorbed fixed manufacturing costs due to lower production, but do not include lost profits due to lower shipment levels.

Selling, general and administrative expenses were $905 million and $756 million for the years ended December 31, 2006 and 2005, respectively. Selling, general and administrative expenses as a percentage of sales were 13.9% and 12.3% for the years ended December 31, 2006 and 2005, respectively. Higher expense in 2006 was due primarily to increased restructuring charges and one-time costs, the addition of the dispensing and spraying systems business in July 2006 and higher share-based compensation compared to 2005. Restructuring charges included in selling, general and administrative expenses were $60 million in 2006 and $11 million in 2005. Incremental costs in selling, general and administrative expenses in 2006 compared to 2005 included certain one-time costs, the addition of the dispensing and spraying systems business and share-based compensation in the amounts of $42 million and $26 million, respectively.

Pension income from continuing operations, before settlements, curtailments and termination benefits was $50 million and $67 million for the years ended December 31, 2006 and 2005, respectively. Pension income is reflected in cost of sales and selling, general and administrative expenses, and is reported in Corporate and Other for segment reporting purposes.

Interest expense from continuing operations was $211 million and $208 million for the years ended December 31, 2006 and 2005, respectively. The increase in interest expense in 2006 compared to 2005 was the result of incremental short-term borrowings obtained in connection with the dispensing and spraying systems business acquisition. For 2005, interest expense associated with the company's papers business, which was sold in the second quarter of 2005, was included in discontinued operations in the consolidated statements of operations in the amount of $20 million.

Other income, net was $83 million and $16 million for the years ended December 31, 2006 and 2005, respectively, and was comprised of the following:

	Years ended December 31	
In millions	2006	2005
Gains on sales of small-tract forestlands	$(29)	$(60)
Gain on sale of corporate real estate	(18)	–
Gain on sale of PIK note	(21)	–
Interest income	(20)	(33)
Asset impairments	20	–
Transition services income	(5)	(25)
Loss on the extinguishment of debt	–	90
Foreign currency exchange losses (gains)	(2)	8
Other, net	(8)	4
	$(83)	$(16)

Gains on sales of small-tract forestlands were $29 million and $60 million related to sales of 8,000 acres and 20,000 acres in 2006 and 2005, respectively. During 2006, the company recorded a $21 million gain on the sale of a PIK note received as part of the consideration for the sale of the printing and writing papers business in 2005. As part of the company's initiative to reduce its real estate footprint, the company sold corporate real estate for a gain of $18 million in 2006. In 2006 and 2005, income of $5 million and $25 million, respectively, was recorded from services provided to NewPage Corporation pursuant to the printing and writing papers sale agreement. The company utilized cash proceeds from the sale of its printing and writing papers business to repay approximately $1 billion of debt in 2005 and, as a result, incurred charges for debt retirement of $90 million in 2005.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The company's annual effective tax rate was approximately 5% and 12% for the years ended December 31, 2006 and 2005, respectively. The decline in the rate in 2006 compared to 2005 was primarily due to a shift in the level and mix of domestic versus foreign earnings.

In addition to the information discussed above, the following sections discuss the results of operations for each of our business segments and Corporate and Other.

Packaging Resources

	Years ended December 31	
In millions	2006	2005
Sales	$2,953	$2,836
Segment profit[1]	275	234

[1] Segment profit is measured as results before restructuring charges and one-time costs, pension income, interest income and expense, income taxes, minority interest, discontinued operations, extraordinary items and cumulative effect of accounting changes.

Sales for the Packaging Resources segment increased to $3.0 billion in 2006 compared to $2.8 billion in 2005. The sales increase of 4% for 2006 over 2005 was the result of higher selling prices and strengthened demand in key products. Product mix improvement also favorably impacted sales in 2006. Shipments of bleached paperboard in 2006 were 1,646,000 tons, down 2% from the prior year, reflecting the permanent shutdown of two machines in 2006. Shipments of CNK in 2006 were 1,082,000 tons, up 4% from 2005. Shipments of unbleached paperboard in 2006 were 838,000 tons, down 2% from the prior year, reflecting the intentional shift away from less profitable products. Compared to 2005, bleached paperboard prices in 2006 were up 3%, CNK open market prices were up 3% and unbleached paperboard prices were up 9%. Sales for the company's Brazilian packaging operation, Rigesa Ltda., increased 8% in 2006 over 2005 driven by improved mix and improved volume, partially offset by lower selling prices.

Profit for the Packaging Resources segment increased to $275 million in 2006 compared to $234 million in 2005. The 18% improvement reflects improvements in pricing, volume and mix, and productivity, partially offset by higher input costs for raw materials and energy. Earnings in 2006 benefited by $54 million from price increases and mix improvements, $5 million from volume improvement and $70 million from improved productivity. Earnings in 2006 were negatively affected by $77 million from higher input costs and $11 million in other operating cost increases compared to the prior year. The 2005 results reflect the impact of higher market-related downtime and the impact of two hurricanes.

Consumer Solutions

	Years ended December 31	
In millions	2006	2005
Sales	$2,170	$2,021
Segment profit[1]	93	102

[1] Segment profit is measured as results before restructuring charges and one-time costs, pension income, interest income and expense, income taxes, minority interest, discontinued operations, extraordinary items and cumulative effect of accounting changes.

Sales for the Consumer Solutions segment increased 7% to $2.2 billion in 2006 compared to $2.0 billion in 2005. Sales for 2006 include the results of the dispensing and spraying systems business acquired in the third quarter of 2006. Excluding the impact of this acquisition, sales in 2006 declined 3% as compared to 2005. Sales improved slightly for our beverage business, but declined for other specialty packaging lines. Sales were particularly weak for media as demand for music packaging declined, game volumes decreased due to delayed next-generation console releases and the absence of DVD packaging business for the year's "blockbuster" filmed entertainment titles.

Profit for the Consumer Solutions segment decreased 9% to $93 million in 2006 compared to $102 million in 2005. In 2006, earnings benefits from the acquisition of the dispensing and spraying systems business in July 2006, improved results in our beverage, personal care and tobacco businesses and certain cost improvements of $28 million were offset by $6 million in higher input costs, $7 million in volume decreases, $5 million in unfavorable price and mix and $19 million in higher other material and operating costs compared to 2005.

Consumer & Office Products

	Years ended December 31	
In millions	2006	2005
Sales	$1,143	$1,125
Segment profit[1]	127	130

[1] Segment profit is measured as results before restructuring charges and one-time costs, pension income, interest income and expense, income taxes, minority interest, discontinued operations, extraordinary items and cumulative effect of accounting changes.

Sales for the Consumer & Office Products segment increased slightly to $1.14 billion in 2006 compared to $1.13 billion in 2005. The 2% sales growth reflects solid performance in the segment's value-added branded consumer product lines, improved overall mix and a solid performance in the Brazilian school products business, partially offset by customers shortening their supply chain which caused sales delays in certain products into the first quarter of 2007.

Profit for the Consumer & Office Products segment was $127 million in 2006 compared to $130 million in 2005. Results in 2006 were positively impacted by $45 million from price increases and mix improvements, offset by the negative impact of higher input and operating costs of $35 million and volume declines of $13 million compared to 2005. This segment's profit continues to be impacted by low-priced Asian imports.

Specialty Chemicals

	Years ended December 31	
In millions	2006	2005
Sales	$493	$425
Segment profit[1]	51	39

[1] Segment profit is measured as results before restructuring charges and one-time costs, pension income, interest income and expense, income taxes, minority interest, discontinued operations, extraordinary items and cumulative effect of accounting changes.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Sales for the Specialty Chemicals segment increased to a record $493 million in 2006 from $425 million in 2005 due to higher selling prices and strong demand for the segment's industrial pine chemicals used in asphalt paving, dyes and proprietary publication ink resins and other industrial markets. Year-over-year volumes for carbon-based products were essentially flat due to lower automobile production volumes in North America.

Profit for the Specialty Chemicals segment was $51 million in 2006 compared to $39 million in 2005. In 2006, increased earnings reflect the positive effects of pricing and volume of $50 million and reduced selling, general and administrative expenses of $4 million, partially offset by higher input costs of $42 million compared to 2005.

Corporate and Other

	Years ended December 31	
In millions	2006	2005
Sales	$ 219	$ 213
Corporate and Other loss[1]	(448)	(370)

1 Corporate and Other loss may include goodwill impairment charges, minority interest, debt retirement charges, restructuring charges and one-time costs, net pension income, interest income and expense, and gains on asset sales.

Corporate and Other loss was $448 million in 2006 compared to a loss of $370 million in 2005. The higher loss in 2006 compared to 2005 was the result of higher restructuring charges of $104 million, lower gains on small-tract forestlands sales of $31 million, lower transition services income from NewPage Corporation of $20 million, lower pension income of $17 million, one-time costs in 2006 of $42 million, offset by debt retirement charges of $90 million in 2005, a gain from the sale of the PIK note of $21 million in 2006, a gain on the sale of corporate real estate of $18 million in 2006, and lower other costs of $7 million in 2006 compared to 2005.

OUTLOOK

Overview Given the uncertainty in the economy in 2008, MeadWestvaco will focus on those actions within its control to drive year-over-year revenue and earnings growth. Key drivers the company is focused on executing in 2008 are:

- Profitable growth from targeted global packaging end-markets, including beverage, personal care, healthcare and tobacco
- Increasing sales in emerging markets, including China, India and Brazil
- Increasing sales from new innovative products, including Natralock®, Shellpak® and other new applications across personal care and healthcare markets
- Ongoing efforts to offset input cost inflation with price improvement
- Improving cost productivity driven by ongoing and significant manufacturing, supply-chain and sourcing actions
- Real estate sales generated by the company's Community Development and Land Management Group

Packaging Resources In 2008, the Packaging Resources segment is focused on improving profitability by offsetting input cost inflation with price increases, allowing the segment to capture the full benefits of ongoing productivity improvements that the segment continues to pursue, including manufacturing and supply-chain enhancements and organizational streamlining actions. The market for MeadWestvaco's high-quality paperboard is global. Notwithstanding a slowing North American economy, global supply and demand for the company's principal paperboard grades remains balanced as economic expansion outside North America, particularly in emerging economies, continues to drive consumption and demand for raw materials.

Consumer Solutions The Consumer Solutions segment provides complete packaging solutions to the world's most recognized companies in the beverage and food, tobacco, personal care and healthcare industries. MeadWestvaco has targeted these markets because they are large and growing markets in which the company has leadership positions. In 2008, the segment is focused on generating significant year-over-year profit improvement. The segment is expecting solid overall revenue growth driven by personal care and healthcare business and by increased growth in emerging markets. The segment also expects contributions to its growth from new products, including Natralock®, the segment's paperboard-based plastic clamshell replacement solution; Shellpak®, the segment's adherence solution for prescription medications; and the segment's patented foamer and airless dispensing systems. These top-line drivers combined with ongoing productivity actions, including manufacturing and supply-chain enhancements, improved sourcing and organizational streamlining, are expected to more than offset input cost inflation and market-related declines in the segment's media business.

Consumer & Office Products The Consumer & Office Products segment is expecting performance in 2008 to be consistent with that of 2007. The segment generates most of its sales and profits in the second half of the year due to the strong seasonal nature of its market-leading school and time management products. Although the impact of a slowing North American economy on the segment's business is hard to predict at this time, the segment is focused on generating modest year-over-year profit growth by increasing sell-through of its higher value proprietary branded products. The benefits of improved price and mix from this ongoing initiative in conjunction with continued productivity will be partially offset by continued high costs for uncoated paper, the segment's principal raw material.

Specialty Chemicals In 2008, global demand for MeadWestvaco's pine chemicals, including proprietary chemicals used in the production of printing inks, asphalt, adhesives and lubricants, is expected to remain solid. Price increases, geographic expansion and improved productivity are expected to more than offset higher costs for raw materials, mainly crude tall oil, the principal input used in the manufacture of pine chemicals, and modest volume declines in the segment's carbon technology business as a result of lower North American auto sales.

Community Development and Land Management Group In 2007, MeadWestvaco established a new division to maximize the value of its remaining 817,000 acres of owned forestlands in the U.S. through a new and sustainable business. The Community Development and Land Management Group is segmenting the company's forestlands holdings according to highest best use (HBU) to entitle,

MANAGEMENT'S DISCUSSION AND ANALYSIS

enhance and/or sub-divide them to achieve maximum value. In 2008, management expects increased sales of small tracts at prices generally above traditional forestlands. The exact amount and timing, however, are unpredictable due to market dynamics in areas where the business operates and to the prolonged sales cycle that is associated with the real estate asset class.

Cost initiative As part of the cost initiative launched in 2005 to improve the efficiency of our business model, we are continuing to focus on reducing the cost structure across the company by moving to a more simplified, standardized global model. We are also reducing our real estate footprint and streamlining our warehousing and logistics network. The goal of this initiative was to reduce the overall cost structure of the company by $175 million to $200 million, before inflation, on an annual run-rate basis by the end of 2007. Specific actions were completed in 2007 which resulted in annual run-rate savings of $65 million, bringing cumulative run-rate savings through December 31, 2007 to $190 million, before inflation. We expect to drive productivity programs to achieve 3% year-over-year improvement.

Other items Capital spending was $347 million in 2007 and is expected to be $330 million to $340 million in 2008. Depreciation, depletion and amortization expense was $520 million in 2007 and is expected to be about $500 million in 2008.

Interest expense was $219 million in 2007 and is expected to be $215 million to $225 million in 2008.

Management currently estimates overall pension income in 2008 to be about $80 million which will be derived primarily from the company's domestic plans. This estimate assumes a discount rate of 6.25%, a salary increase rate of 4.0% and an expected rate of return on assets of 8.5%.

Recent developments in global credit markets, primarily related to the problems in the subprime mortgage market, have not had a material impact on the company's investments, credit facilities or pension surplus. In addition, these developments have not had a material impact on the company's relationships with its current vendors and customers. Management will continue to monitor potential changes in the subprime market and related markets which may have an impact on its businesses.

Certain statements in this document and elsewhere by management of the company that are neither reported financial results nor other historical information are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Refer to the "Forward-looking Statements" section later in this document.

LIQUIDITY AND CAPITAL RESOURCES

Cash generated from operations provided the most significant source of funds for the company in 2007. Cash and cash equivalents totaled $245 million at December 31, 2007 compared to $156 million at December 31, 2006. In 2008, the company expects cash flow from operations to continue to be sufficient to fund capital expenditures, dividends to shareholders and scheduled debt payments. In addition, the company has available a $750 million committed revolving credit facility under an agreement that expires in December 2010. The credit facility was undrawn at December 31, 2007.

Operating activities Cash provided by continuing operations was $641 million in 2007, compared to $567 million in 2006 and $305 million in 2005. The increase in operating cash flow in 2007 compared to 2006 was primarily attributable to increased earnings and improvements in working capital. Net income from continuing operations was $285 million, $93 million and $119 million in 2007, 2006 and 2005, respectively. See Note Q of Notes to Financial Statements for discussion related to changes in working capital. Included in 2005 cash flow from working capital changes were tax payments of $160 million related to the sale of the printing and writing papers business. There was no cash flow from discontinued operations in 2007 and 2006, compared to cash used by discontinued operations of $78 million in 2005.

Investing activities Cash used in investing activities was $236 million in 2007, compared to cash used in investing activities of $761 million in 2006 and cash provided by investing activities of $1,985 million in 2005. Asset sales, including sales of forestlands, generated $191 million of proceeds in 2007, compared to $165 million in 2006 and $109 million in 2005. Capital spending totaled $347 million in 2007, compared to $302 million in 2006 and $305 million in 2005. Proceeds of the sale of a debt security generated $109 million of proceeds in 2006. The primary source of funds in 2005 was proceeds of $2.2 billion from the sale of the printing and writing papers business.

During 2007, we acquired two manufacturers of high-quality, innovative dispensing and sprayer systems to strengthen our primary packaging offerings for a total purchase price of $52 million. During 2006, we acquired Calmar, a leading global manufacturer of high-quality and innovative dispensing and spraying systems, with manufacturing facilities in North America, Europe, Latin America and Asia, for a total purchase price of $714 million. During 2005, we acquired DZN, The Design Group, a full-service design and marketing company, to enhance MeadWestvaco's package design capabilities for a total purchase price of $5 million. See related discussion in Note P of Notes to Financial Statements.

Financing activities Cash used in financing activities was $339 million in 2007, compared to cash provided by financing activities of $35 million in 2006 and cash used in financing activities of $2,181 million in 2005.

In 2007, the company entered into an accelerated share repurchase program with a financial institution counterparty to purchase $400 million of the company's common stock. This program was funded by proceeds from sales of forestlands that closed in the third and fourth quarters of 2007. Under this program, as of December 31, 2007 the company received and retired 11.1 million shares and may receive additional shares up to 3 million under the provisions of agreement, which will be no later than June 2008. Under a separate share repurchase program, the company repurchased 2.6 million shares for $86 million in 2007.

In 2007, the company received $338 million in proceeds under a secured financing agreement with a bank collateralized by a $398 million installment note received as consideration from the sale of forestlands (the "Timber Note"). Under the terms of the agreement, the liability from this transaction is non-recourse to MeadWestvaco and shall be paid from the Timber Note proceeds upon its maturity. The non-recourse liability does not require any principal payments until its maturity in October 2027 and bears interest at a rate approximating the London Interbank Offered Rate (LIBOR). For further discussion related to this transaction, see Note D of Notes to Financial Statements.

The company's Board of Directors declared dividends of $0.92 per share, paying a total of $169 million, $167 million and $178 million of dividends to shareholders for the years ended December 31, 2007, 2006 and 2005, respectively.

Proceeds from the issuance of common stock and exercises of stock options were $162 million, $53 million and $36 million for the years ended December 31, 2007, 2006 and 2005, respectively.

In 2006, the company repurchased and retired 1.3 million shares related to an obligation under a share put option to the former owner of a subsidiary. The cash impact of this transaction was approximately $47 million. The 1.3 million shares repurchased under the put option were not a reduction of the share repurchases authorized by the Board of Directors in 2005.

In 2005, proceeds received from the sale of the company's printing and writing papers business were used to retire approximately $1 billion in debt and to repurchase approximately 24 million shares of outstanding common stock at a cost of $700 million. All of the repurchased shares of common stock were retired. In October 2005, the company's Board of Directors authorized the future repurchase of an additional five million shares primarily to avoid dilution of earnings per share related to employee equity awards.

At December 31, 2007, the company had a $750 million bank credit facility that expires in December 2010. Borrowings under this agreement can be in unsecured domestic or eurodollar notes and at rates approximating prime or LIBOR at the company's option. The $750 million credit agreement contains a financial covenant limiting the percentage of total debt (including deferred taxes and a $338 million liability non-recourse to MeadWestvaco) to total capitalization to 55% as well as certain other covenants of which the company is in compliance. The revolving credit facility was undrawn at December 31, 2007 and 2006.

At December 31, 2007 and 2006, the company had $68 million and $211 million of notes payable and current maturities of long-term debt and capital lease obligations, respectively. The maximum amounts of combined commercial paper outstanding during 2007 and 2006 were $279 million and $355 million, respectively. The average amounts of commercial paper outstanding during 2007 and 2006 were $118 million and $136 million, with an average interest rate of 5.4% and 5.5%, respectively. During 2007, the company obtained access to certain uncommitted credit lines. Short-term borrowings under these agreements were $45 million at December 31, 2007, with interest rates ranging from 5.3% to 7.3%. At December 31, 2007 and 2006, approximately 23% and 22% of the company's long-term debt was variable rate, after factoring in the company's interest-rate swaps. The weighted-average interest rate on the company's fixed-rate long-term debt was approximately 8.7% and approximately 8.8% for 2007 and 2006, respectively. The weighted-average interest rate on the company's variable-rate long-term debt was approximately 5.3% for both 2007 and 2006. The percentage of debt to total capital was 39.7% and 42.2% at December 31, 2007 and 2006, respectively.

EFFECTS OF INFLATION

Prices for energy, including natural gas, oil and electricity, and input costs for certain raw materials and freight, increased significantly in 2007 and 2006. The increase in these costs affected many of the company's businesses. During 2007, the pre-tax input cost of energy, raw materials and freight was $141 million higher than in 2006. During 2006, the pre-tax input cost of energy, raw materials and freight was $159 million higher than in 2005.

ENVIRONMENTAL AND LEGAL MATTERS

Our operations are subject to extensive regulation by federal, state and local authorities, as well as regulatory authorities with jurisdiction over foreign operations of the company. Due to changes in environmental laws and regulations, the application of such regulations, including those relating to global climate change, and changes in environmental control technology, it is not possible for us to predict with certainty the amount of capital expenditures to be incurred for environmental purposes. Taking these uncertainties into account, we estimate that we will incur approximately $26 million in environmental capital expenditures in 2008 and approximately $28 million in 2009. Approximately $19 million was spent on environmental capital projects in 2007.

We have been notified by the U.S. Environmental Protect on Agency (the "EPA") or by various state or local governments that we may be liable under federal environmental laws or under applicable state or local laws with respect to the cleanup of hazardous substances at sites previously operated or used by the company. The company is currently named as a potentially responsible party ("PRP"), or has received third-party requests for contribution under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) and similar state or local laws with respect to numerous sites. There are other sites which may contain contamination or which may be potential Superfund sites, but for which MeadWestvaco has not received any notice or claim. The potential liability for all these sites will depend upon several factors, including the extent of contamination, the method of remediation, insurance coverage and contribution by other PRPs. The company regularly evaluates its potential liability at these various sites. At December 31, 2007, MeadWestvaco had recorded liabilities of approximately $21 million for estimated potential cleanup costs based upon its close monitoring of ongoing activities and its past experience with these matters. The company believes that it is reasonably possible that costs associated with these sites may exceed amounts of recorded liabilities by an amount that could range from an insignificant amount to as much as $20 million. This estimate is less certain than the estimate upon which the environmental liabilities were based. After consulting with legal counsel and after considering established liabilities, it is our judgment that the resolution of pending litigation and proceedings is not expected to have a material adverse effect on the company's consolidated financial condition or liquidity. In any given period or periods, however, it is possible such proceedings or matters could have a material effect on the results of operations.

As with numerous other large industrial companies, the company has been named a defendant in asbestos-related personal injury litigation. Typically, these suits also name many other corporate defendants. All of the claims against the company resolved to date have been concluded before trial, either through dismissal or through settlement with payments to the plaintiff that are not material to the company. To date, the costs resulting from the litigation, including settlement costs, have not been significant. As of December 31, 2007, there were approximately 350 lawsuits. Management believes that the company has substantial indemnification protection and insurance coverage, subject to applicable deductibles and policy limits, with respect to asbestos claims. The company has valid defenses to these claims and intends to continue to defend them vigorously. Additionally, based on its historical experience in asbestos cases and an analysis of the current cases, the company believes that it has adequate amounts accrued for potential settlements and judgments in asbestos-related litigation. At December 31, 2007, the company had recorded litigation liabilities of approximately $19 million, a significant portion of which relates to asbestos. Should the volume of litigation grow substantially, it is possible that the company could incur significant costs resolving these cases. After consulting with legal counsel and after considering established liabilities, it is our judgment that the resolution of pending litigation and proceedings is not expected to have a material adverse effect on the company's

MANAGEMENT'S DISCUSSION AND ANALYSIS

consolidated financial condition or liquidity. In any given period or periods, however, it is possible such proceedings or matters could have a material effect on the results of operations.

The company is involved in various other litigation and administrative proceedings arising in the normal course of business. Although the ultimate outcome of such matters cannot be predicted with certainty, management does not believe that the currently expected outcome of any matter, lawsuit or claim that is pending or threatened, or all of them combined, will have a material adverse effect on the company's consolidated financial condition or liquidity. In any given period or periods, however, it is possible such proceedings or matters could have a material effect on the results of operations.

CONTRACTUAL OBLIGATIONS

The company enters into various contractual obligations throughout the year. Presented below are the contractual obligations of the company as of December 31, 2007, and the time period in which payments under the obligations are due. Disclosures related to long-term debt, capital lease obligations and operating lease obligations are included in the Notes to Financial Statements. Also included below are disclosures regarding the amounts due under purchase obligations. Purchase obligation is defined as an agreement to purchase goods or services that is enforceable and legally binding on the company and that specifies all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

The company has included in the disclosure below all normal and recurring purchase orders, take-or-pay contracts, supply arrangements as well as other purchase commitments that management believes meet the definition of purchase obligations above.

		Payments due by period			
In millions	Total	Less than 1 year 2008	1–3 years 2009 and 2010	3–5 years 2011 and 2012	More than 5 years 2013 and beyond
Contractual Obligations:					
Debt, excluding capital lease obligations	$2,291	$ 65	$ 81	$ 663	$1,482
Interest on debt[1]	2,871	167	328	289	2,087
Capital lease obligations[2]	375	14	25	21	315
Operating leases	368	49	83	68	168
Purchase obligations	1,075	668	150	43	214
Other long-term obligations[3,4]	525	58	103	90	274
Total	$7,505	$1,021	$770	$1,174	$4,540

[1] Amounts are based on weighted-average interest rates of 8.1% for fixed-rate long-term debt and 5.2% for variable-rate long-term debt for 2008. The weighted-average interest rates for years 2009 and thereafter are 8.8% for fixed-rate long-term debt and 5.3% for variable-rate long-term debt.

[2] Amounts include both principal and interest payments.

[3] Total excludes a $338 million liability that is non-recourse to MeadWestvaco. See related discussion in Note D of Notes to Financial Statements.

[4] Total excludes $151 million of unrecognized tax benefits and $57 million of related accrued interest and penalties due to the uncertainty of timing of payment. See Note N of Notes to Financial Statements for additional information.

SIGNIFICANT TRANSACTIONS

Forestlands sales On September 24, 2007, the company completed the sale of approximately 62,000 acres of West Virginia forestlands for $93 million. The transaction resulted in a pre-tax gain of $83 million, or $0.28 per share, and is included in other income, net in the consolidated statements of operations.

On October 9, 2007, the company completed the sale of approximately 228,000 acres of owned forestlands and approximately 95,000 acres under long-term timber contracts in Alabama and Georgia for $400 million principally in the form of a long-term installment note supported by an irrevocable letter of credit from a bank obtained by the buyer of the forestlands. The transaction resulted in a pre-tax gain of $167 million, or $0.56 per share, and is included in other income, net in the consolidated statements of operations. The definitive agreement includes a long-term fiber supply agreement under which fiber will be sold to the company at market prices.

See Note B of Notes to Financial Statements for further discussion of these transactions.

Accelerated share repurchase program On November 20, 2007, the company entered into an accelerated share repurchase agreement with a financial institution counterparty (the "Counterparty") to purchase $400 million of MeadWestvaco's common stock. This program was funded by proceeds from sales of forestlands that closed in the third and fourth quarters of 2007. The agreement is a collared transaction in which the company agreed to purchase for $400 million a number of its shares to be determined based on the volume weighted-average price of its common stock during a specified period of time, subject to certain provisions that establish minimum and maximum numbers of shares that may be purchased. The hedge period for determining the minimum and maximum numbers of shares to be purchased ended on December 14, 2007, resulting in a minimum number of shares of 11.1 million and a maximum number of shares of 14 million. On November 21, 2007 and December 14, 2007, the Counterparty delivered 10 million shares and 1.1 million shares, respectively. Accordingly, the company received 11.1 million shares through December 31, 2007, equivalent to the minimum number of shares to be delivered. At the conclusion of the program, which will be no later than June 2008, the company may receive additional shares up to the maximum number of 14 million for no additional payment. In certain extraordinary events that result in a substantial increase in the company's stock price during a specified period of time up to a period of six months from the inception of the agreement, the company may be required to return some of the shares it received to the Counterparty. The purchased shares through December 31, 2007 were retired and recorded as a $400 million reduction to additional paid-in capital in the consolidated balance sheet pursuant to regulations of the State of Delaware, the state of incorporation of MeadWestvaco, and the approval by the company's Board of Directors.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Restructuring charges

Year ended December 31, 2007 For the year ended December 31, 2007, the company recorded pre-tax charges of $85 million for employee separation costs, asset write-downs and other restructuring actions, of which $57 million, $24 million and $4 million were recorded within cost of sales, selling, general and administrative expenses, and other income, net, respectively. In the fourth quarter of 2007, the company recorded pre-tax charges of $41 million, of which $33 million, $6 million and $2 million were recorded within cost of sales, selling, general and administrative expenses, and other income, net, respectively.

Although these charges related to individual segments, such amounts are reflected in Corporate and Other for segment reporting purposes. The following table and discussion present additional detail of the 2007 charges by business segment:

In millions	Employee costs	Asset write-downs and other costs	Total
Packaging Resources	$ 2	$ –	$ 2
Consumer Solutions	11	12	23
Consumer & Office Products	2	3	5
All other	4	51	55
	$19	$66	$85

Packaging Resources: During the year ended December 31, 2007, the Packaging Resources segment incurred charges of $2 million for employee separation costs related to approximately 30 employees. The majority of the affected employees had separated from the company by December 31, 2007, and the remaining employees will be separated in 2008.

Consumer Solutions: During the year ended December 31, 2007, the Consumer Solutions segment incurred charges of $23 million for employee separation costs, asset write-downs and other restructuring actions in connection with its packaging converting operations in the U.S. and Europe. These charges include employee separation costs of $11 million related to approximately 170 employees. The majority of the affected employees had separated from the company by December 31, 2007, and the remaining employees will be separated in 2008. The remaining $12 million was related to asset write-downs and other restructuring actions.

Consumer & Office Products: During the year ended December 31, 2007, the Consumer & Office Products segment incurred charges of $5 million for employee separation costs, asset write-downs and other restructuring actions in connection with its consumer and office products manufacturing operations in the U.S. and Brazil. These charges include employee separation costs of $2 million related to approximately 40 employees. The majority of the affected employees had separated from the company by December 31, 2007, and the remaining employees will be separated in 2008. The remaining $3 million was related to asset write-downs and other restructuring actions.

All other: During the year ended December 31, 2007, the company also recorded charges of approximately $4 million related to employee separation costs covering approximately 60 employees. The majority of the affected employees had separated from the company by December 31, 2007, and the remaining employees will be separated in 2008. Additionally, the company incurred charges of $51 million in connection with asset write-downs and other restructuring actions, of which $42 million was related to asset impairments and facility closure costs in connection with the company's Specialty Papers business.

Year ended December 31, 2006 For the year ended December 31, 2006, the company recorded pre-tax charges of $133 million in connection with employee separation costs, asset write-downs and other restructuring actions, of which $53 million, $60 million and $20 million were recorded within cost of sales, selling, general and administrative expenses, and other income, net, respectively. Of these charges, $27 million was related to the Packaging Resources segment, $30 million was related to the Consumer Solutions segment and $8 million was related to the Consumer & Office Products segment. These charges related primarily to closing of a Consumer Solutions packaging and converting plant in the U.S. and various restructuring actions in the Packaging Resources, Consumer Solutions, and Consumer & Office Products segments in the U.S. and Europe, including asset impairments and employee separation costs covering approximately 1,340 employees. As of December 31, 2007, actions related to employee separation costs were substantially paid. In addition, $68 million was related to Corporate and Other of which $49 million was in connection with asset write-downs and other restructuring actions associated with ceased-use facilities and asset impairments.

Year ended December 31, 2005 For the year ended December 31, 2005, the company recorded pre-tax charges of $29 million for employee separation costs, asset write-downs and other restructuring actions, of which $18 million and $11 million were recorded within cost of sales and selling, general and administration expenses, respectively. Of these charges, $3 million was related to the Packaging Resources segment, $11 million was related to the Consumer Solutions segment, $8 million was related to the Consumer & Office Products segment, and $9 million was related to Corporate and Other. These charges included the closing of a Consumer Solutions converting plant in the U.S. and various other restructuring actions in the Packaging Resources, Consumer Solutions, and Consumer & Office Products segments in the U.S. and Europe, including asset impairments and employee separation costs covering approximately 300 employees. The company also recorded employee separation costs of $6 million in Corporate and Other covering approximately 190 employees. As of December 31, 2006, actions related to employee separation costs were substantially paid. In addition, the company sold previously written-down Consumer & Office Products assets, resulting in a gain of $2 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Acquisitions and dispositions

2007 acquisitions During the third quarter of 2007, the company acquired two manufacturers of high-quality, innovative dispensing and sprayer systems to strengthen the company's primary packaging business. These acquisitions provide the company with new technologies and increased access to customers in growing and important end markets. The technologies from these acquisitions will be integrated with the company's North American, European and Asian production facilities to extend the company's growth in critical markets such as personal care and home and garden. The aggregate purchase price of these acquisitions including direct transaction costs was $52 million.

2006 acquisitions During the third quarter of 2006, the company acquired Saint-Gobain Calmar ("Calmar") from Compagnie de Saint-Gobain. Calmar is a leading global manufacturer of high-quality and innovative dispensing and spraying systems, with manufacturing facilities in North America, Europe, Latin America and Asia. The acquisition of Calmar provides the company with increased access to growing and important end markets, geographies and strategic customers, valuable product pipeline and commercial synergies. These synergies include the combined entities' ability to provide broader product and packaging solutions offerings. Excluding cash acquired, the purchase price including direct transaction costs was $714 million.

Discontinued operations In connection with the sale of the company's printing and papers writing business that occurred in 2005, the company recorded an after-tax loss from discontinued operations of $91 million for the year ended December 31, 2005. Results for 2005 were negatively impacted by sales-related costs, including lease termination charges; asset impairments; debt extinguishment costs; pension settlement and curtailment losses; and other related costs included in discontinued operations.

CRITICAL ACCOUNTING POLICIES

Our principal accounting policies are described in the *Summary of Significant Accounting Policies* in the accompanying Notes to Financial Statements. The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of some assets and liabilities and, in some instances, the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Management believes the accounting policies discussed below represent those accounting policies requiring the exercise of judgment where a different set of judgments could result in the greatest changes to reported results. Management has discussed the development and selection of the critical accounting estimates with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the company's disclosure.

Environmental and legal liabilities: We record accruals for estimated environmental liabilities when remedial efforts are probable and the costs can be reasonably estimated. These estimates reflect assumptions and judgments as to the probable nature, magnitude and timing of required investigation, remediation and monitoring activities, as well as availability of insurance coverage and contribution by other potentially responsible parties. Due to the numerous uncertainties and variables associated with these assumptions and judgments, and changes in governmental regulations and environmental technologies, accruals are subject to substantial uncertainties, and actual costs could be materially greater or less than the estimated amounts. We record accruals for other legal contingencies, which are also subject to numerous uncertainties and variables associated with assumptions and judgments, when the loss is probable and reasonably estimable. Liabilities recorded for claims are limited to pending cases based on the company's historical experience, consultation with outside counsel and consultation with an actuarial specialist concerning the feasibility of reasonably estimating liabilities associated with claims that may arise in the future. We recognize insurance recoveries when collection is reasonably assured.

Restructuring and other charges: We periodically record charges for the reduction of our workforce, the closure of manufacturing facilities and other actions related to business improvement and productivity initiatives. These events require estimates of liabilities for employee separation payments and related benefits, demolition, facility closures and other costs, which could differ from actual costs incurred.

Pension and postretirement benefits: In August 2006, the President signed into law the Pension Protection Act of 2006 ("PPA"). The PPA establishes new minimum funding rules for defined benefit pension plans beginning in 2008. The company does not anticipate any required funding to the U.S. qualified retirement plans in the foreseeable future as a result of this legislation and due to the overfunded status of the plans.

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—An Amendment of FASB Statements No. 87, 88, 106, and 132(R)*. SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan in its balance sheet and to recognize the changes in the plan's funded status in comprehensive income in the year in which the change occurs. These provisions of the Statement are effective as of the end of the first fiscal year ending after December 15, 2006. SFAS No. 158 also requires an employer to measure the funded status of a plan as of the date of its fiscal year end, which is consistent with the company's measurement date. The impact of adopting SFAS No. 158 as of December 31, 2006, was an increase to accumulated other comprehensive loss in the amount of $57 million, net of tax, which principally represents the impact of recognizing previously unrecognized prior service cost and net actuarial losses.

Assumptions used in the determination of net pension cost and postretirement benefit expense, including the discount rate, the expected return on plan assets, and increases in future compensation and medical costs, are evaluated by the company, reviewed with the plan actuaries annually and updated as appropriate. Actual asset returns and compensation and medical costs, which are more favorable than assumptions, can have the effect of lowering expense and cash contributions, and, conversely, actual results, which are less favorable than assumptions, could increase expense and cash contributions. In accordance with generally accepted accounting principles, actual results that differ from assumptions are accumulated and amortized over future periods and, therefore, affect expense in such future periods.

In 2007, the company recorded pre-tax pension income before settlements, curtailments and termination benefits of $54 million, compared to $50 million in 2006 and $67 million in 2005. The company currently estimates overall pre-tax pension income in 2008 will increase by approximately $25 million, reflecting normal growth in service and interest cost off-set by asset returns, as well as

MANAGEMENT'S DISCUSSION AND ANALYSIS

actuarial gains related to favorable demographic assumption variances. The estimate assumes a long-term rate of return on plan assets of 8.50%, and a discount rate of 6.25%. The company determined the discount rate by referencing the Citigroup Pension Discount Curve. The company believes that using a yield curve approach more accurately reflects changes in the present value of liabilities over time since each cash flow is discounted at the rate at which it could effectively be settled. Previously, the company referenced indices for long-term, high quality bonds, ensuring that the durations of those indices were not materially different from the durations of the plans' liabilities, or if different, that adjusting the discount rate would not have produced results that were materially different from using a common discount rate for all of its plans.

If the expected rate of return on plan assets were to change by 0.5%, annual pension income in 2008 would change by approximately $16 million. Similarly, if the discount rate were to change by 0.5%, annual pension income would change by approximately $0.5 million.

At December 31, 2007, the aggregate value of pension fund assets had increased to $3.5 billion from $3.4 billion at December 31, 2006, reflecting overall equity and fixed income market performance.

Prior service cost and actuarial gains and losses in the retirement and postretirement benefit plans subject to amortization are amortized over the average remaining service periods, which are about 10 years and 5 years, respectively, and are a component of accumulated other comprehensive income. In 2004, the company modified certain postretirement healthcare benefits to be provided to future retirees. This change reduced the postretirement benefit obligation by approximately $68 million, and is being amortized over the remaining life of the eligible employees, which is approximately 24 years.

Long-lived assets useful lives: Useful lives of tangible and intangible assets are based on management's estimates of the periods over which the assets will be productively utilized in the revenue-generation process or for other useful purposes. Factors that affect the determination of lives include prior experience with similar assets, product life expectations and industry practices. The determination of useful lives dictates the period over which tangible and intangible long-lived assets are depreciated or amortized, typically using the straight-line method.

Tangible assets: We review long-lived assets other than goodwill and indefinite-lived intangible assets for impairment in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-lived Assets*. The Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The review for impairment involves management to predict the estimated cash flows that will be generated by the long-lived asset over its remaining estimated useful life. Considerable judgment must be exercised as to determining future cash flows and their timing and, possibly, choosing business value comparables or selecting discount rates to use in any value computations.

Intangible assets: Business acquisitions often result in recording intangible assets. Intangible assets are recognized at the time of an acquisition, based upon their fair value. Similar to long-lived tangible assets, intangible assets are subject to periodic impairment reviews whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. As with tangible assets, considerable judgment must be exercised.

Goodwill: Goodwill arises in business combinations when the purchase price of assets acquired exceeds the appraised value. As with tangible and other intangible assets, periodic impairment reviews are required, at least annually, as well as when events or circumstances change. As with its review of impairment of tangible and intangible assets, management uses judgment in assessing goodwill for impairment. We will review the recorded value of our goodwill annually in the fourth quarter or sooner, if events or changes in circumstances indicate that the carrying amount may exceed fair value. The review for impairment requires management to predict the estimated cash flows that will be generated by the long-lived asset over its remaining estimated useful life. Considerable judgment must be exercised in determining future cash flows and their timing and, possibly, choosing business value comparables or selecting discount rates to be used in any value computations.

Revenue recognition: We recognize revenue at the point when title and the risk of ownership passes to the customer. Substantially all of our revenues are generated through product sales, and shipping terms generally indicate when title and the risk of ownership have passed. Revenue is recognized at shipment for sales when shipping terms are FOB (free on board) shipping point unless risk of loss is maintained under freight terms. For sales where shipping terms are FOB destination, revenue is recognized when the goods are received by the customer. We provide for all allowances for estimated returns and other customer credits such as discounts and volume rebates, when the revenue is recognized, based on historical experience, current trends and any notification of pending returns. The customer allowances are, in many instances, subjective and are determined with significant management judgment and are reviewed regularly to determine the adequacy of the amounts. Changes in economic conditions, markets and customer relationships may require adjustments to these allowances from period to period. Also included in net sales is service revenue which is recognized as the service is performed. Revenue is recognized for leased equipment to customers on a straight-line basis over the estimated term of the lease and is included in net sales of the company.

Income taxes: Income taxes are accounted for in accordance with SFAS No. 109, *Accounting for Income Taxes*, which recognizes deferred tax assets and liabilities based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the enacted tax laws.

We evaluate the need for a deferred tax asset valuation allowance by assessing whether it is more likely than not that the company will realize its deferred tax assets in the future. The assessment of whether or not a valuation allowance is required often requires significant judgment, including the forecast of future taxable income and the valuation of tax planning initiatives. Adjustments to the deferred tax valuation allowance are made to earnings in the period when such assessment is made.

The company has tax jurisdictions located in many areas of the world and is subject to audit in these jurisdictions. Tax audits by their nature are often complex and can require several years to resolve. In the preparation of the company's financial statements, management exercises judgments in estimating the potential exposure to unresolved tax matters and applies the guidance pursuant to FIN 48 which employs a more likely than not criteria approach for recording tax benefits related to uncertain tax positions. While actual results could vary, in management's judgment, the company has adequate tax accruals with respect to the ultimate outcome of such unresolved tax matters.

Each quarter, management must estimate our effective tax rate for the full year. This estimate includes assumptions about the level of income that will be achieved for the full year in both our domestic and international operations. The forecast of full-year earnings includes assumptions about markets in each of our businesses as well as the timing of certain transactions, including forestlands sales gains and restructuring charges. Should business performance or the timing of certain transactions change during the year, the level of income achieved may not meet the level of income estimated earlier in the year at interim periods. This change in the income levels and mix of earnings can result in significant adjustments to the tax provision in the quarter in which the estimate is refined.

NEW ACCOUNTING STANDARDS

In March 2005, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 107, *Share-Based Payment.* SAB No. 107 addresses the interaction between SFAS No. 123(R) and certain SEC rules and regulations and provides the SEC staff's views regarding the valuation of share-based payment arrangements for public companies. The company followed the interpretive guidance set forth in SAB No. 107 during its adoption of SFAS No. 123(R).

In May 2005, the FASB issued SFAS No. 154, *Accounting Changes and Error Corrections*, which replaces Accounting Principles Board (APB) Opinion No. 20, *Accounting Changes*, and SFAS No. 3, *Reporting Accounting Changes in Interim Financial Statements—An Amendment of APB Opinion No. 28*. SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, unless impracticable, as the required method for reporting a change in accounting principle and the reporting of a correction of an error and for reporting a change when retrospective application is impracticable. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, and was adopted by the company in the first quarter of 2006. The adoption of SFAS No. 154 did not have an impact on the company's consolidated financial statements.

In July 2006, the FASB issued Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes*, which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying FIN 48 was recorded as an adjustment to retained earnings as of the beginning of the period of adoption. See Note N of Notes to Financial Statements for discussion of the effects of this accounting change.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement does not require any new fair value measurements, but applies to existing accounting pronouncements that require or permit fair value measurement as the relevant measurement attribute. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years and is to be applied prospectively as of the beginning of the year in which it is initially applied. The company is currently evaluating the provisions of this Statement.

In September 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—An Amendment of FASB Statements No. 87, 88, 106, and 132(R)*. SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan in its balance sheet and to recognize the changes in the plan's funded status in comprehensive income in the year in which the change occurs. These provisions of the Statement are effective as of the end of the first fiscal year ending after December 15, 2006. SFAS No. 158 also requires an employer to measure the funded status of a plan as of the date of its fiscal year end, which is the company's measurement date. Pursuant to the Statement's adoption, the net after-tax charge to accumulated other comprehensive loss in the fourth quarter of 2006 was $57 million. This adjustment principally represents the recognition of previously unrecognized prior service costs and net actuarial losses and the impact of recording additional minimum liabilities for certain under-funded plans. This Statement will not affect the company's funding obligations under the Employee Retirement Income Security Act of 1974 (ERISA) and we do not currently anticipate any required company contributions to the U.S. qualified retirement plans in the foreseeable future.

In September 2006, the SEC issued SAB No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements*. SAB No. 108 requires that public companies utilize a "dual-approach" to assessing the quantitative effects of financial misstatements. This dual approach includes both an income statement focused assessment and a balance sheet focused assessment. The guidance in SAB No. 108 must be applied to annual financial statements for fiscal years ending after November 15, 2006. The adoption of SAB No. 108 did not have an effect on the company's consolidated financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115*. This Statement permits an entity to measure certain financial assets and financial liabilities at fair value, which would result in the reporting of unrealized gains and losses in earnings at each subsequent reporting date. The fair value option may be elected on an instrument-by-instrument basis, with few exceptions, as long as it is applied to the instrument in its entirety. The Statement establishes presentation and disclosure requirements to help financial statement users understand the effect of an entity's election on its earnings, but does not eliminate the disclosure requirements of other accounting standards. This Statement will be effective as of the beginning of the first fiscal year that begins after November 15, 2007, and is to be applied prospectively as of the beginning of the year in which it is initially applied. The company is currently evaluating the provisions of this Statement.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations* ("SFAS No. 141(R)"). This Statement replaces SFAS No. 141, *Business Combinations*, and requires an acquirer to recognize the assets acquired, the liabilities assumed, including those arising from contractual contingencies, any contingent consideration, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the Statement. SFAS No. 141(R) also requires the acquirer in a business combination achieved in stages (sometimes referred to as a step acquisition) to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values (or other amounts

MANAGEMENT'S DISCUSSION AND ANALYSIS

determined in accordance with SFAS No. 141(R)). In addition, SFAS No. 141(R)'s requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements*. SFAS No. 160 amends Accounting Research Bulletin 51, *Consolidated Financial Statements*, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This Statement clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS No. 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest, and requires disclosure on the face of the consolidated statements of operations of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS No. 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008. The company is currently assessing the potential impact that the adoption of SFAS No. 160 could have on its consolidated financial statements.

There were no other accounting standards issued in 2007 that had or are expected to have a material impact on the company's financial position or results of operations.

FORWARD-LOOKING STATEMENTS

Certain statements in this document and elsewhere by management of the company that are neither reported financial results nor other historical information are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such information includes, without limitation, the business outlook, assessment of market conditions, anticipated financial and operating results, strategies, future plans, contingencies and contemplated transactions of the company. Such forward-looking statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors which may cause or contribute to actual results of company operations, or the performance of achievements of each company, or industry results, to differ materially from those expressed or implied by the forward-looking statements. In addition to any such risks, uncertainties and other factors discussed elsewhere herein, risks, uncertainties, and other factors that could cause or contribute to actual results differing materially from those expressed or implied for the forward-looking statements include, but are not limited to, events or circumstances which affect the ability of MeadWestvaco to realize improvements in operating earnings from the company's ongoing cost reduction initiatives; the reorganization of the company's packaging business units; competitive pricing for the company's products; changes in raw materials pricing; energy and other costs; fluctuations in demand and changes in production capacities; changes to economic growth in the United States and international economies; government policies and regulations, including, but not limited to those affecting the environment and the tobacco industry; the company's continued ability to reach agreement with its unionized employees on collective bargaining agreements; the company's ability to execute its plans to divest or otherwise realize the greater value associated with its forestlands; adverse results in current or future litigation; currency movements; and other risk factors discussed in the company's Annual Report on Form 10-K for the year ended December 31, 2007, and in other filings made from time to time with the SEC. MeadWestvaco undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Investors are advised, however, to consult any further disclosures made on related subjects in the company's reports filed with the SEC.

FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended December 31		
In millions, except per share data	2007	2006	2005
Net sales	$6,906	$6,530	$6,170
Cost of sales	5,710	5,399	5,087
Selling, general and administrative expenses	882	905	756
Interest expense	219	211	208
Other income, net	(305)	(83)	(16)
Income from continuing operations before income taxes	400	98	135
Income tax provision	115	5	16
Income from continuing operations	285	93	119
Discontinued operations	–	–	(91)
Net income	$ 285	$ 93	$ 28
Net income per share—basic and diluted:			
Income from continuing operations	$ 1.56	$ 0.52	$ 0.62
Discontinued operations	–	–	(0.48)
Net income	$ 1.56	$ 0.52	$ 0.14
Shares used to compute net income per share:			
Basic	182.6	180.8	191.7
Diluted	183.6	181.2	192.7

The accompanying notes are an integral part of these financial statements.
MeadWestvaco Corporation and consolidated subsidiary companies

FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

	December 31	
In millions, except share and per share data	2007	2006
Assets		
Cash and cash equivalents	$ 245	$ 156
Accounts receivable, net	1,009	1,011
Inventories	790	715
Other current assets	123	133
Current assets	2,167	2,015
Property, plant, equipment and forestlands, net	4,211	4,523
Prepaid pension asset	1,213	920
Goodwill	840	851
Other assets	1,406	976
	$9,837	$9,285
Liabilities and Shareholders' Equity		
Accounts payable	$ 640	$ 552
Accrued expenses	747	702
Notes payable and current maturities of long-term debt	68	211
Current liabilities	1,455	1,465
Long-term debt	2,375	2,372
Other long-term obligations	1,071	738
Deferred income taxes	1,228	1,177
Commitments and Contingencies		
Shareholders' equity:		
Common stock, $0.01 par		
Shares authorized: 600,000,000		
Shares issued and outstanding:		
2007—173,839,186 (2006—182,107,136)	2	2
Additional paid-in capital	3,080	3,370
Retained earnings	276	168
Accumulated other comprehensive income (loss)	350	(7)
	3,708	3,533
	$9,837	$9,285

The accompanying notes are an integral part of these financial statements.
MeadWestvaco Corporation and consolidated subsidiary companies

FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

In millions	Outstanding shares	Common stock
Balance at December 31, 2004	203.9	$2
Comprehensive income:		
Net income	–	–
Foreign currency translation	–	–
Minimum pension liability adjustment	–	–
Unrealized gain on derivative instruments, net	–	–
Unrealized loss on investment in debt security, net	–	–
Comprehensive income		
Tax benefit on nonqualified stock options	–	–
Cash dividends	–	–
Foreign operations concurrent reporting	–	–
Restricted stock grants issued	0.3	–
Stock repurchased	(23.9)	–
Share put option	(0.3)	–
Unamortized restricted stock	–	–
Exercise of stock options	1.4	–
Balance at December 31, 2005	181.4	2
Comprehensive income:		
Net income	–	–
Foreign currency translation	–	–
Minimum pension liability adjustment	–	–
Unrealized loss on derivative instruments, net	–	–
Reversal of unrealized loss on investment in debt security, net	–	–
Comprehensive income		
Adoption of FASB Statement No. 158	–	–
Tax benefit on nonqualified stock options	–	–
Cash dividends	–	–
Foreign operations concurrent reporting	–	–
Share-based employee compensation	–	–
Share put option	(1.3)	–
Exercise of stock options	2.0	–
Balance at December 31, 2006	182.1	2
Comprehensive income:		
Net income	–	–
Foreign currency translation	–	–
Adjustments related to pension and other benefit plans	–	–
Unrealized loss on derivative instruments, net	–	–
Adoption of FASB Interpretation No. 48	–	–
Comprehensive income		
Tax benefit on nonqualified stock options	–	–
Cash dividends	–	–
Stock repurchased	(13.7)	–
Share-based employee compensation	–	–
Exercise of stock options	5.4	–
Balance at December 31, 2007	173.8	$2

The accompanying notes are an integral part of these financial statements.
MeadWestvaco Corporation and consolidated subsidiary companies

Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total shareholders' equity
$3,952	$ 394	$(31)	$4,317
–	28	–	28
–	–	(20)	(20)
–	–	2	2
–	–	2	2
–	–	(9)	(9)
			3
2	–	–	2
–	(178)	–	(178)
–	(1)	–	(1)
8	–	–	8
(701)	–	–	(701)
–	–	–	–
(3)	–	–	(3)
36	–	–	36
3,294	243	(56)	3,483
–	93	–	93
–	–	109	109
–	–	(7)	(7)
–	–	(5)	(5)
–	–	9	9
			199
–	–	(57)	(57)
2	–	–	2
–	(167)	–	(167)
–	(1)	–	(1)
21	–	–	21
–	–	–	–
53	–	–	53
3,370	168	(7)	3,533
–	285	–	285
–	–	187	187
–	–	171	171
–	–	(1)	(1)
–	(8)	–	(8)
			634
8	–	–	8
–	(169)	–	(169)
(486)	–	–	(486)
26	–	–	26
162	–	–	162
$3,080	$ 276	$350	$3,708

FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31		
In millions	2007	2006	2005
Cash flows from operating activities			
Net income	$ 285	$ 93	$ 28
Discontinued operations	–	–	91
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, depletion and amortization	520	517	491
Deferred income taxes	(13)	(56)	(17)
Gains on sales of assets	(274)	(60)	(56)
Gain on sale of debt security	–	(21)	–
Loss on early retirement of long-term debt	–	–	90
Pension income before settlements, curtailments and termination benefits	(54)	(50)	(67)
Impairment of long-lived assets	46	43	10
Appreciation of cash surrender value policies	(33)	(32)	(12)
Changes in working capital, excluding the effects of acquisitions and dispositions	143	129	(271)
Other, net	21	4	18
Net cash provided by operating activities of continuing operations	641	567	305
Discontinued operations	–	–	(78)
Net cash provided by operating activities	641	567	227
Cash flows from investing activities			
Additions to property, plant and equipment	(347)	(302)	(305)
Payments for acquired businesses, net of cash acquired	(52)	(714)	(5)
Proceeds from sale of business	–	–	2,186
Proceeds from sale of debt security	–	109	–
Proceeds from dispositions of assets	191	165	109
Contribution to joint venture	(13)	–	–
Sale of short-term investments	–	–	5
Other	(15)	(19)	(7)
Discontinued operations	–	–	2
Net cash provided by (used in) investing activities	(236)	(761)	1,985

The accompanying notes are an integral part of these financial statements.
MeadWestvaco Corporation and consolidated subsidiary companies

FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS, continued

	Years ended December 31		
In millions	2007	2006	2005
Cash flows from financing activities			
Proceeds from issuance of long-term debt	12	7	1
Proceeds from secured borrowing (non-recourse to MeadWestvaco)	338	–	–
Repayment of long-term debt	(50)	(2)	(1,133)
Stock repurchased and put option	(486)	(47)	(711)
Dividends paid	(169)	(167)	(178)
Notes payable and other short-term borrowings, net	(128)	148	(19)
Changes in book overdrafts	(21)	43	(14)
Proceeds from issuance of common stock and exercises of stock options	162	53	36
Other financing activities	3	–	–
Discontinued operations	–	–	(163)
Net cash provided by (used in) financing activities	(339)	35	(2,181)
Effect of exchange rate changes on cash	23	18	(4)
Increase (decrease) in cash and cash equivalents	89	(141)	27
Cash and Cash equivalents:			
At beginning of period	156	297	270
At end of period	$ 245	$ 156	$ 297

NOTES TO FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation and preparation of financial statements: The consolidated financial statements include all majority-owned or controlled entities, and all significant intercompany transactions are eliminated. MeadWestvaco's business segments are (i) Packaging Resources, (ii) Consumer Solutions, (iii) Consumer & Office Products, and (iv) Specialty Chemicals.

Estimates and assumptions: The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of some assets and liabilities and, in some instances, the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Translation of foreign currencies: The local currency is the functional currency for substantially all of the company's significant operations outside the U.S. The assets and liabilities of the company's foreign subsidiaries are translated into U.S. dollars using period-end exchange rates, and adjustments resulting from these financial statement translations are included in accumulated other comprehensive income or loss in the consolidated balance sheets. Revenues and expenses are translated at average rates prevailing during the period.

Cash equivalents: Highly liquid securities with an original maturity of three months or less are considered to be cash equivalents.

Accounts receivable and allowance for doubtful accounts: Trade accounts receivable are recorded at the invoice amount and generally do not bear interest. The allowance for doubtful accounts is the company's best estimate of the amount of probable loss in the existing accounts receivable. The company determines the allowance based on historical write-off experience by industry. Past due balances over a specified amount are reviewed individually for collectibility. Account balances are charged off against the allowance when it is probable that the receivable will not be recovered.

Inventories: Inventories are valued at the lower of cost or market. Cost is determined using the last-in, first-out method for substantially all raw materials, finished goods and production materials of U.S. manufacturing operations. Cost of all other inventories, including stores and supplies inventories and inventories of non-U.S. manufacturing operations, is determined by the first-in, first-out or average cost methods.

Property, plant, equipment and forestlands: Owned assets are recorded at cost. Also included in the cost of these assets is interest on funds borrowed during the construction period. When assets are sold, retired or disposed of, their cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in cost of sales. Gains on sales of forestlands are recorded in other income, net. Costs of renewals and betterments of properties are capitalized; costs of maintenance and repairs are charged to expense. Costs of reforestation of forestlands are capitalized. These costs include the costs of seedlings, site preparation, planting of seedlings and early-stage fertilization.

Depreciation and depletion: The cost of plant and equipment is depreciated, utilizing the straight-line method, over the estimated useful lives of the assets, which range from 20 to 40 years for buildings and 5 to 30 years for machinery and equipment. Timber is depleted as timber is cut at rates determined annually based on the relationship of undepleted timber costs to the estimated volume of recoverable timber. Timber volumes used in calculating depletion rates are based upon merchantable timber volumes at a specific point in time. The depletion rates for company-owned land do not include an estimate of either future reforestation costs associated with a stand's final harvest or future volume in connection with replanting of a stand subsequent to the final harvest.

Impairment of long-lived assets: The company periodically evaluates whether current events or circumstances indicate that the carrying value of its long-lived assets, including intangible assets, to be held and used may not be recoverable. If such circumstances are determined to exist, an estimate of undiscounted future cash flows produced by the long-lived asset, or the appropriate grouping of assets, is compared to the carrying value to determine whether an impairment exists. If an asset is determined to be impaired, the loss is measured based on quoted market prices in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including a discounted value of estimated future cash flows. The company reports an asset to be disposed of at the lower of its carrying value or its estimated net realizable value.

Goodwill: The company has classified as goodwill the excess of the acquisition cost over the fair values of the net tangible and intangible assets of businesses acquired. The company has determined its reporting units to be components within its Packaging Resources, Consumer Solutions, Consumer & Office Products and Specialty Chemicals segments. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*, goodwill is required to be tested at least annually. SFAS No. 142 requires that goodwill be tested for impairment using a two-step process. The first step is to identify a potential impairment and the second step is to measure the amount of the impairment loss, if any. Goodwill is deemed to be impaired if the carrying amount of a reporting unit's goodwill exceeds its estimated fair value. See Note C and Note P for further information.

Other assets: Capitalized software, equipment leased to customers and other amortizable and indefinite-lived intangible assets are included in other assets. Capitalized software and other amortizable intangibles are amortized using the straight-line and cash flows methods over their estimated useful lives of 3 to 21 years. Equipment leased to customers is amortized using the sum-of-the-years-digits method over the estimated useful life of the machine, generally 10 years. Revenue is recognized for the leased equipment on a straight-line basis over the life of the lease and is included in net sales. The company records software development costs in accordance with the American Institute of Certified Public Accountants' Statement of Position 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*. See Note C and Note D for further information.

NOTES TO FINANCIAL STATEMENTS

Financial instruments: The company has, where appropriate, estimated the fair value of financial instruments. These fair value amounts may be significantly affected by the assumptions used, including the discount rate and estimates of cash flow. Accordingly, the estimates presented are not necessarily indicative of the amounts that could be realized in a current market exchange. Where these estimates approximate carrying value, no separate disclosure of fair value is shown. The company utilizes well-defined financial derivatives in the normal course of its operations as a means to manage some of its interest rate, foreign currency and commodity risks. For those derivative instruments, the company has formally designated each as a hedge of specific and well-defined risks. See Note G for further information.

Investment in debt securities: Investments in debt securities are classified as either held to maturity, trading or available-for-sale in accordance with SFAS No. 115, *Accounting for Investments in Debt and Equity Securities*, as determined by management on an annual basis. Those investments classified as trading or available-for-sale securities are measured at fair value in the consolidated balance sheets. Unrealized gains or losses on trading securities are recorded to the consolidated statements of operations. Unrealized gains or losses on available-for-sale securities are reported in accumulated other comprehensive loss unless it is determined that a loss exists and that loss is determined as "other-than-temporary" in accordance with Staff Position No. 115-1 and SFAS No. 124-2, *The Meaning of Other-than-Temporary Impairment and Its Application to Certain Investments*.

Environmental and legal liabilities: Environmental expenditures that increase useful lives of assets are capitalized, while other environmental expenditures are expensed. Liabilities are recorded when remedial efforts are probable and the costs can be reasonably estimated. The company recognizes a liability for other legal contingencies when a loss is probable and reasonably estimable. Liabilities recorded for claims are limited to pending cases based on the company's historical experience, consultation with outside counsel and consultation with an actuarial specialist concerning the feasibility of reasonably estimating liabilities associated with claims that may arise in the future. The company recognizes insurance recoveries when collection is reasonably assured. See Note O for further information.

Asset retirement obligations: The company records obligations associated with the retirement of tangible long-lived assets as liabilities when incurred. Subsequent to initial measurement, the company recognizes changes in the amounts of the obligations, as necessary, resulting from the passage of time and revisions to either the timing or amount of estimated cash flows. Effective December 31, 2005, the company adopted Financial Accounting Standards Board ("FASB") Interpretation No. 47, *Accounting for Conditional Asset Retirement Obligations—an Interpretation of FASB Statement No. 143*, which clarifies that the term conditional asset retirement obligation, as used in SFAS No. 143, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. An entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The company has certain conditional and unconditional asset retirement obligations associated with owned or leased property, plant and equipment, including leases, surface impoundments, asbestos, and water supply wells. Management does not have sufficient information to estimate the fair value of certain obligations, primarily associated with surface impoundments and asbestos, because the settlement date or range of potential settlement dates have not been specified and information is not available to apply expected present value techniques.

Revenue recognition: The company recognizes revenues at the point when title and the risk of ownership passes to the customer. Substantially all of the company's revenues are generated through product sales and shipping terms generally indicate when title and the risk of ownership have passed. Revenue is recognized at shipment for sales where shipping terms are FOB (free on board) shipping point unless risk of loss is maintained under freight terms. For sales where shipping terms are FOB destination, revenue is recognized when the goods are received by the customer. The company provides allowances for estimated returns and other customer credits such as discounts and volume rebates, when the revenue is recognized, based on historical experience, current trends and any notification of pending returns. Also included in net sales is service revenue which is recognized as the service is performed. Revenue is recognized for leased equipment to customers on a straight-line basis over the estimated term of the lease and is included in net sales of the company.

Shipping and handling costs: Shipping and handling costs are classified as a component of cost of sales. Amounts billed to a customer in a sales transaction related to shipping and handling are classified as revenue.

Research and development: Included in cost of sales and selling, general and administrative expense are expenditures for research and development of $62 million, $65 million and $50 million for the years ended December 31, 2007, 2006 and 2005, respectively, which were expensed as incurred.

Income taxes: Deferred income taxes are recorded for temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities. Deferred tax assets and liabilities reflect the enacted tax rates in effect for the years the differences are expected to reverse. The company evaluates the need for a deferred tax asset valuation allowance by assessing whether it is more likely than not that it will realize its deferred tax assets in the future.

The company recognizes tax benefits from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such a position are measured based upon the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

The company recognizes interest and penalties related to unrecognized tax benefits in income taxes in the consolidated statements of operations.

Share-based compensation: The company adopted SFAS No. 123(R), *Share-Based Payment*, as of January 1, 2006 using the modified prospective method, therefore 2005 was not restated. The cumulative effect of a change in accounting principle associated with the adoption of SFAS No. 123(R) was not material to the consolidated financial statements. Under this new Statement in the year of adoption, pre-tax share-based compensation expense for the year ended December 31, 2006 was $21 million, including the incremental pre-tax cost of $10 million relating to stock options and stock appreciation rights. The incremental impact of adopting this Statement was a reduction to net income of $6 million, or $0.03 per share, for the year ended December 31, 2006.

The company has elected to record the compensation expense for graded and cliff vesting awards on a straight-line basis over the vesting period, generally three years. The company has used the "long-haul" method to determine the pool of tax benefits or deficiencies resulting from tax deductions related to awards of equity instruments that exceed or are less than the cumulative compensation cost for those instruments recognized for financial reporting. Substantially all compensation expense related to share-based awards is recorded as a component of selling, general and administrative expenses in

NOTES TO FINANCIAL STATEMENTS

the consolidated statements of operations. For stock-settled awards, the company issues previously authorized new shares. See Note J for further detail on share-based compensation.

Prior to January 1, 2006, the company measured compensation cost for share-based compensation awards issued to employees and directors using the intrinsic value-based method of accounting in accordance with Accounting Principles Board (APB) Opinion No. 25. The company applied APB Opinion No. 25, *Accounting for Stock Issued to Employees*, as amended, in accounting for its plans. In January 2003, the company adopted the disclosure provisions of SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure*. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for share-based employee compensation and amends the disclosure requirements of SFAS No. 123, *Accounting for Stock-Based Compensation.*

If compensation cost for the company's share-based compensation awards had been determined based on the fair value method for the year ended December 31, 2005, the company's net income and net income per share would have been reduced to the pro forma amounts as follows:

In millions, except per share data	2005
Net income—as reported	$ 28
Add: Share-based compensation expense included in reported net income, net of related tax effect	3
Deduct: Total share-based compensation expense determined under fair value-based method for all awards, net of related tax effect	11
Pro forma net income	$ 20
Net income per share—basic and diluted:	
As reported	$0.14
Pro forma	0.11

The pro forma amounts and fair value of each award grant were estimated on the date of grant using a binomial option pricing model with the following weighted-average assumptions used for grants in 2005: risk-free interest rates of 3.98%; expected dividend yields of 3.05%; expected lives of six years; and expected volatility of 32%.

Net income per share: Basic net income per share for all the periods presented has been calculated using the weighted-average shares outstanding. In computing diluted net income per share, incremental shares issuable upon the assumed exercise of stock options and other stock-based compensation awards have been added to the weighted-average shares outstanding, if dilutive. For the years ended December 31, 2007, 2006, and 2005, 2.1 million, 12.4 million and 8.0 million equity awards, respectively, were excluded from the calculation of weighted-average shares, as the exercise price per share was greater than the average market value, resulting in an antidilutive effect on diluted earnings per share.

Related party transactions: The company has certain related party transactions in the ordinary course of business that are insignificant and the terms of which are no more or less favorable to the company than the terms of any other arms-length transaction.

Discontinued operations: Effective April 30, 2005, the company completed the sale of its printing and writing papers business, including its coated and carbonless papers operations consisting of five mills, and approximately 900,000 acres of related forestlands to an affiliate of Cerberus Management LLC, a private investment firm. See Note P for additional information. In the quarter ended March 31, 2005, the company began reporting the printing and writing papers business as a discontinued operation.

NOTES TO FINANCIAL STATEMENTS

New accounting standards In March 2005, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 107, *Share-Based Payment*. SAB No. 107 addresses the interaction between SFAS No. 123(R) and certain SEC rules and regulations and provides the SEC staff's views regarding the valuation of share-based payment arrangements for public companies. The company followed the interpretive guidance set forth in SAB No. 107 during its adoption of SFAS No. 123(R).

In May 2005, the FASB issued SFAS No. 154, *Accounting Changes and Error Corrections*, which replaces APB Opinion No. 20, *Accounting Changes* and SFAS No. 3, *Reporting Accounting Changes in Interim Financial Statements—An Amendment of APB Opinion No. 28*. SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, unless impracticable, as the required method for reporting a change in accounting principle and the reporting of a correction of an error and for reporting a change when retrospective application is impracticable. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, and was adopted by the company in the first quarter of 2006. The adoption of SFAS No. 154 did not have an impact on the company's consolidated financial statements.

In July 2006, the FASB issued Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes*, which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying FIN 48 was recorded as an adjustment to retained earnings as of the beginning of the period of adoption. See Note N for discussion of the effects of this accounting change.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement does not require any new fair value measurements, but applies to existing accounting pronouncements that require or permit fair value measurement as the relevant measurement attribute. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years and is to be applied prospectively as of the beginning of the year in which it is initially applied. The company is currently evaluating the provisions of this statement.

In September 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—An Amendment of FASB Statements No. 87, 88, 106, and 132(R)*. SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan in its balance sheet and to recognize the changes in the plan's funded status in comprehensive income in the year in which the change occurs. These provisions of the Statement are effective as of the end of the first fiscal year ending after December 15, 2006. SFAS No. 158 also requires an employer to measure the funded status of a plan as of the date of its fiscal year end, which is the company's measurement date. Pursuant to the Statement's adoption, the net after-tax charge to accumulated other comprehensive loss in the fourth quarter of 2006 was $57 million. This adjustment principally represents the recognition of previously unrecognized prior service costs and net actuarial losses and the impact of recording additional minimum liabilities for certain underfunded plans. This Statement will not affect the company's ERISA funding obligations and we do not currently anticipate any required company contributions to the U.S. qualified retirement plans in the foreseeable future.

In September 2006, the SEC issued SAB No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements*. SAB No. 108 requires that public companies utilize a "dual-approach" to assessing the quantitative effects of financial misstatements. This dual-approach includes both an income statement focused assessment and a balance sheet focused assessment. The guidance in SAB No. 108 must be applied to annual financial statements for fiscal years ending after November 15, 2006. The adoption of SAB No. 108 did not have an effect on the company's consolidated financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115*. This Statement permits an entity to measure certain financial assets and financial liabilities at fair value, which would result in the reporting of unrealized gains and losses in earnings at each subsequent reporting date. The fair value option may be elected on an instrument-by-instrument basis, with few exceptions, as long as it is applied to the instrument in its entirety. The Statement establishes presentation and disclosure requirements to help financial statement users understand the effect of an entity's election on its earnings, but does not eliminate the disclosure requirements of other accounting standards. This Statement will be effective as of the beginning of the first fiscal year that begins after November 15, 2007, and is to be applied prospectively as of the beginning of the year in which it is initially applied. The company is currently evaluating the provisions of this Statement.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations* ("SFAS No. 141(R)"). This Statement replaces SFAS No. 141, *Business Combinations*, and requires an acquirer to recognize the assets acquired, the liabilities assumed, including those arising from contractual contingencies, any contingent consideration, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date with limited exceptions specified in the statement. SFAS No. 141(R) also requires the acquirer in a business combination achieved in stages (sometimes referred to as a step acquisition) to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordance with SFAS No. 141(R)). In addition, SFAS No. 141(R)'s requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements*. SFAS No. 160 amends Accounting Research Bulletin 51, *Consolidated Financial Statements*, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This Statement clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS No. 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest, and requires disclosure on the face of the consolidated statements of operations of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS No. 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008. The company is currently assessing the potential impact that the adoption of SFAS No. 160 could have on its consolidated financial statements.

There were no other accounting standards issued in 2007 that had or are expected to have a material impact on the company's financial position or results of operations.

NOTES TO FINANCIAL STATEMENTS

A. CURRENT ASSETS

Cash equivalents of $57 million and $39 million at December 31, 2007 and 2006, respectively, are valued at cost, which approximates market value. Trade receivables have been reduced by an allowance for doubtful accounts of $18 million and $15 million at December 31, 2007 and 2006, respectively. Receivables also include $70 million and $64 million from sources other than trade at December 31, 2007 and 2006, respectively. Inventories at December 31, 2007 and 2006 are comprised of:

	Years ended December 31	
In millions	2007	2006
Raw materials	$186	$182
Production materials, stores and supplies	109	107
Finished and in-process goods	495	426
	$790	$715

Approximately 58% and 60% of inventories at December 31, 2007 and 2006, respectively, are valued using the last-in, first-out ("LIFO") method. If inventories had been valued at current cost, they would have been $927 million, $838 million and $813 million at December 31, 2007, 2006 and 2005, respectively. The effects of LIFO layer decrements in 2007 and 2005 were not significant to the company's results of operations. The effect of a LIFO layer decrement in 2006 was an increase of $0.02 to earnings per share.

B. PROPERTY, PLANT, EQUIPMENT AND FORESTLANDS

Depreciation and depletion expense was $430 million, $433 million and $404 million for the years ended December 31, 2007, 2006 and 2005, respectively.

	Years ended December 31	
In millions	2007	2006
Land and land improvements	$ 284	$ 276
Buildings	970	947
Machinery and other	6,318	6,083
	7,572	7,306
Less: accumulated depreciation	(3,793)	(3,501)
	3,779	3,805
Forestlands	247	488
Construction in progress	185	230
	$ 4,211	$ 4,523

In 2007, the company completed two significant sales of nonstrategic forestlands. In the third quarter, the company sold approximately 62,000 acres located in West Virginia for $93 million in cash proceeds. In the fourth quarter, the company sold approximately 228,000 owned acres and approximately 95,000 acres under long-term timber contracts located in Alabama and Georgia for cash proceeds of $2 million and a long-term installment note of $398 million supported by an irrevocable letter of credit from a bank obtained by the buyer of the forestlands. In connection with the sale of the Alabama and Georgia forestlands, the company entered into a long-term fiber supply agreement with the buyer providing for future delivery of pulpwood and related products at market prices under a take-or-pay arrangement with certain minimum annual volumes. The aggregate book value of the assets related to these sales was $238 million, which resulted in a pre-tax gain of $250 million, net of transaction costs, included in other income, net in the consolidated statements of operations. These sales are part of the company's strategy to segment and manage its U.S. land holdings for highest value opportunities, and represent a permanent reduction to its forestlands asset base.

C. GOODWILL AND OTHER INTANGIBLE ASSETS

Unless otherwise deemed necessary by changes in circumstances, the company performs its annual impairment review during the fourth quarter of each year. No goodwill impairment charge was necessary as a result of the 2007, 2006 or 2005 annual impairment reviews.

During 2007, the company acquired two manufacturers of dispensing and sprayer systems resulting in goodwill in the amount of $24 million. During 2006, the company completed its acquisition of Saint-Gobain Calmar from Compagnie de Saint-Gobain resulting in goodwill in the amount of $302 million. See Note P for further discussion.

As of December 31, 2007, goodwill allocated to each of the company's business segments was $68 million to Packaging Resources, $573 million to Consumer Solutions, $190 million to Consumer & Office Products, and $9 million to Specialty Chemicals.

The changes in the carrying amount of goodwill for the years ended December 31, 2007 and 2006 are as follows:

In millions	2007	2006
Beginning balance	$851	$559
Acquired goodwill[1]	24	302
Adjustments[2]	(35)	(10)
Ending balance	$840	$851

[1] Represents goodwill associated with certain acquisitions included in the Consumer Solutions segment. See Note P for discussion of acquired goodwill.

[2] Represents adjustments to tax contingencies, foreign currency translation and certain purchase price allocations.

NOTES TO FINANCIAL STATEMENTS

The following table summarizes intangible assets subject to amortization included in other assets:

	December 31, 2007		December 31, 2006	
In millions	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Trademarks and tradenames	$212	$ 67	$208	$ 53
Customer contracts and lists	293	62	278	46
Patents	73	38	59	28
Other—primarily licensing rights	29	19	30	15
	$607	$186	$575	$142

In connection with the company's acquisition of Saint-Gobain Calmar in 2006, the company acquired indefinite-lived intangible assets which had net book values of $97 million and $91 million at December 31, 2007 and 2006, respectively, with the year-over-year change reflecting the impact of foreign exchange. See Note P for further discussion.

The company recorded amortization expense of $43 million, $37 million and $33 million for the years ending December 31, 2007, 2006 and 2005, respectively, relating to intangible assets subject to amortization. Intangible assets subject to amortization are amortized over their estimated useful lives which range from 3 to 20 years. Intangible assets that have been determined to have indefinite lives are not subject to amortization and are reviewed at least annually for impairment.

Based on the current carrying values of intangible assets subject to amortization, estimated amortization expense for the next five years is as follows: 2008—$39 million, 2009—$38 million, 2010—$37 million, 2011—$33 million, and 2012—$32 million.

D. OTHER ASSETS

In millions	December 31 2007	2006
Identifiable intangible assets	$ 518	$524
Restricted asset[1]	398	–
Cash surrender value of life insurance, net of borrowings	193	197
Capitalized software, net	63	62
Equipment leased to customers, net	102	95
Other	132	98
	$1,406	$976

[1] As part of the consideration for the sale of approximately 228,000 acres of owned forestlands and 95,000 acres under long-term timber contracts, the company received an installment note in the amount of $398 million (the "Timber Note"). The Timber Note does not require any principal payments until its maturity in October 2027 and bears interest at a rate approximating LIBOR. In addition, the Timber Note is supported by an irrevocable letter of credit from a bank obtained by the buyer of the forestlands.

Using the Timber Note as collateral, the company received $338 million in proceeds under a secured financing agreement with a bank. Under the terms of the agreement, the liability from this transaction is non-recourse to MeadWestvaco and shall be paid from the Timber Note proceeds upon its maturity. As a result, the Timber Note is not available to satisfy the obligations of MeadWestvaco. The non-recourse liability does not require any principal payments until its maturity in October 2027 and bears interest at a rate approximating LIBOR. The $338 million non-recourse liability is included in other long-term obligations in the consolidated balance sheet at December 31, 2007.

E. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

In millions	December 31 2007	2006
Accounts payable:		
Trade	$574	$465
Other	66	87
	$640	$552
Accrued expenses:		
Taxes, other than income	$ 39	$ 28
Interest	66	64
Payroll and employee benefit costs	271	264
Accrued rebates and allowances	106	118
Environmental and litigation—current portion	27	30
Income taxes payable	79	12
Freight	12	11
Restructuring charges	29	50
Other	118	125
	$747	$702

NOTES TO FINANCIAL STATEMENTS

F. NOTES PAYABLE AND LONG-TERM DEBT

Notes payable and current maturities of long-term debt and capital lease obligations consisted of the following:

In millions	December 31 2007	2006
Commercial paper borrowings	$ –	$148
Short-term bank loans	45	–
Other short-term borrowings	2	11
Current maturities of long-term debt and capital lease obligations	21	52
	$ 68	$211

The maximum amounts of combined commercial paper borrowings outstanding during the years ended December 31, 2007 and 2006 were $279 million and $355 million, respectively. The average amounts of commercial paper borrowings outstanding during the years ended December 31, 2007 and 2006 were $118 million and $136 million, respectively, with an average interest rate of 5.4% and 5.5%, respectively.

During 2007, the company obtained access to certain uncommitted credit lines. Short-term borrowings under these agreements were $45 million at December 31, 2007, with interest rates ranging from 5.3% to 7.3%. Other short-term borrowings of $2 million and $11 million at December 31, 2007 and 2006, respectively, are related to certain foreign operations.

MeadWestvaco has a $750 million bank credit agreement that matures on December 1, 2010. Borrowings under the agreement can be unsecured domestic or eurodollar notes at rates approximating prime or LIBOR at the company's option. The $750 million credit agreement contains a financial covenant limiting the percentage of total debt (including a $338 million liability non-recourse to MeadWestvaco) to total capitalization (including deferred taxes) to 55%, as well as certain other covenants with which the company was in compliance at December 31, 2007. The credit facility was undrawn at December 31, 2007 and 2006.

Long-term debt consisted of the following:

In millions	December 31 2007	2006
Debentures, rates from 6.80% to 9.75%, due 2017–2047	$1,181	$1,227
Notes, rates from 6.85% to 7.10%, due 2009–2012	696	676
Sinking fund debentures, rates from 7.50% to 7.65%, due 2008–2027	299	299
Capital lease obligations:		
Industrial Development Revenue Bonds, rate 7.67%, due 2027	80	80
Industrial Development Revenue Bonds, rate 6.35%, due 2035	51	51
Industrial Development Revenue Bonds, rate 6.10%, due 2030	7	7
Pollution Control Revenue Bonds, rate 6.375%, due 2026	6	6
Other capital lease obligations	8	4
Other long-term debt	68	74
	2,396	2,424
Less: amounts due within one year	(21)	(52)
Long-term debt	$2,375	$2,372

As of December 31, 2007, outstanding debt (excluding capital lease obligations) maturing in the next five years is as follows: 2008—$65 million, 2009—$66 million, 2010—$15 million, 2011—$15 million, and 2012—$648 million.

As of December 31, 2007, capital lease obligations maturing in the next five years are as follows: 2008—$3 million, 2009—$4 million, 2010—$1 million, 2011—$1 million, and 2012—$0 million.

NOTES TO FINANCIAL STATEMENTS

The weighted-average interest rate on the company's fixed-rate long-term debt was approximately 8.7% and approximately 8.8% for 2007 and 2006, respectively. The weighted average interest rate on the company's variable-rate long-term debt was approximately 5.3% for both 2007 and 2006. The percentage of debt to total capital was 39.7% and 42.2% at December 31, 2007 and 2006, respectively.

At December 31, 2007, the book value of financial instruments included in long-term debt was $2.4 billion and the fair value was estimated to be $2.5 billion. At December 31, 2006, the book value of financial instruments included in long-term debt was $2.4 billion and the fair value was estimated to be $2.6 billion. The difference between book value and fair value is derived from the difference between the period-end market interest rate and the stated rate for the company's fixed-rate, long-term debt. The company has estimated the fair value of financial instruments based upon quoted market prices for the same or similar issues or on the current interest rates available to the company for debt of similar terms and maturities.

The company utilized a portion of the cash proceeds from the sale of its printing and writing papers business in 2005 to retire approximately $1 billion of debt. The charge incurred to retire the debt in 2005 was $90 million and is included in discontinued operations in the consolidated statements of operations.

G. FINANCIAL INSTRUMENTS

The company uses various derivative financial instruments as part of an overall strategy to manage exposure to market risks associated with interest rate, foreign currency exchange rate and natural gas price fluctuations. The company does not hold or issue derivative financial instruments for trading purposes. The risk of loss to the company in the event of nonperformance by any counterparty under derivative financial instrument agreements is not considered significant by management. Although the derivative financial instruments expose the company to market risk, fluctuations in the value of the derivatives are mitigated by expected offsetting fluctuations in the matched instruments. All derivative instruments are required to be recorded in the consolidated balance sheets as assets or liabilities, measured at fair value. If the derivative is designated as a fair-value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash-flow hedge, the effective portion of the change in the fair value of the derivative is recorded in other comprehensive income and is recognized in the consolidated statements of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash-flow hedges and financial instruments not designated as hedges are recognized in earnings.

Natural gas In order to better predict and control the future cost of natural gas consumed at the company's mills and plants, the company engages in financial hedging of future gas purchase prices. Gas usage is relatively predictable month-by-month. The company hedges primarily with financial instruments that are priced based on New York Mercantile Exchange (NYMEX) natural gas futures contracts. The company does not hedge basis (the effect of varying delivery points or locations) or transportation (the cost to transport the gas from the delivery point to a company location) under these transactions.

Unrealized gains and losses on contracts maturing in future months are recorded in accumulated other comprehensive income and are charged or credited to earnings for the ineffective portion of the hedge. Once a contract matures, the company has a realized gain or loss on the contract up to the quantities of natural gas in the forward swap agreements for that particular period, which are charged or credited to earnings when the related hedge item affects earnings. The estimated pre-tax loss to be recognized in earnings in 2008 is $2 million. As of December 31, 2007, the maximum remaining term of existing hedges was less than two years. For the years ended December 31, 2007, 2006 and 2005, no amounts of gains or losses were recognized in earnings due to the probability that forecasted transactions will not occur.

Natural gas hedging activities in accumulated other comprehensive income (loss), net of tax:

In millions	2007	2006
Balance at January 1	$(3)	$ –
Net losses associated with current period hedging transactions	(1)	(4)
Reclassified to earnings due to:		
Hedge ineffectiveness	–	–
Realized hedge losses	3	1
Net reclassification to earnings	3	1
Balance at December 31	$(1)	$(3)

NOTES TO FINANCIAL STATEMENTS

Interest rate risk The company utilizes interest rate swap agreements to manage a portion of its interest rate risk on its debt instruments. As part of an overall strategy to maintain an appropriate level of exposure to interest rate fluctuations, the company has developed a targeted mix of fixed-rate and variable-rate debt. To efficiently manage this mix, the company may utilize interest rate swap agreements.

The company has interest rate swaps designated as fair-value hedges of certain fixed-rate borrowings. There were no interest rate swaps designated as cash-flow hedges at December 31, 2007, 2006, and 2005. The maturity dates on these swaps match the maturity dates of the underlying debt. During the years ended December 31, 2007, 2006 and 2005, the interest rate swaps were an effective hedge and, therefore, required no charge to earnings due to ineffectiveness in accordance with SFAS No. 133. Details on the interest rate swaps are presented below:

		December 31
In millions	2007	2006
Notional amount of swapped debt	$525	$525
Fair value of swaps	16	(3)

Foreign currency risk The company uses foreign currency forward contracts to manage some of the foreign currency exchange risks associated with certain short-term foreign intercompany loans, some foreign currency sales and purchases of its international operations, and some foreign sales of its U.S. operations. Using such forward contracts, the company receives or pays the difference between the contracted forward rate and the exchange rate at the settlement date. These contracts are used to hedge the variability of exchange rates on the company's cash flows.

The forward contracts related to certain intercompany loans are short term in duration and are not designated as hedging instruments under SFAS No. 133. Information about these forward contracts is presented below:

		December 31
In millions	2007	2006
Notional amount of foreign currency forward contracts	$115	$ 55
Fair value of foreign currency forward contracts	(1)	–

Other forward contracts, which are for terms of up to one year, are designated as cash-flow hedges under SFAS No. 133. The notional amount of those forward contracts was $150 million and $62 million at December 31, 2007 and 2006, respectively. The estimated pre-tax loss to be recognized in earnings in 2008 is $4 million. For the years ended December 31, 2007, 2006 and 2005, no amounts of gains or losses were recognized in earnings due to the probability that forecasted transactions will not occur.

Foreign currency hedging activities in accumulated other comprehensive income (loss), net of tax:

In millions	2007	2006	2005
Balance at January 1	$ –	$ 2	$ –
Net gains (losses) associated with current period hedging transactions:	(7)	(3)	5
Reclassified to earnings due to:			
Hedge ineffectiveness	–	–	–
Realized hedge (gains) losses	4	1	(3)
Net reclassification to earnings	4	1	(3)
Balance at December 31	$(3)	$ –	$ 2

H. LEASE COMMITMENTS

The company leases a variety of assets for use in its operations. Leases for administrative offices, converting plants and storage facilities generally contain options, which allow the company to extend lease terms for periods up to 25 years or to purchase the properties. Certain leases provide for escalation of the lease payments as maintenance costs and taxes increase. Minimum rental payments pursuant to agreements as of December 31, 2007 under operating leases that have noncancellable lease terms in excess of 12 months and under capital leases are as follows:

In millions	Operating leases	Capital leases
2008	$ 49	$ 14
2009	38	14
2010	45	11
2011	37	11
2012	31	10
Later years	168	315
Minimum lease payments	$368	375
Less: amount representing interest		223
Capital lease obligations		$152

Rental expense under operating leases was $87 million, $83 million and $75 million for the years ended December 31, 2007, 2006 and 2005, respectively.

NOTES TO FINANCIAL STATEMENTS

I. SHAREHOLDERS' EQUITY

The value included in common stock at December 31, 2007 and 2006 reflects the outstanding shares of common stock at $0.01 par value per share.

On November 20, 2007, the company entered into an accelerated share repurchase agreement with a financial institution counterparty (the "Counterparty") to purchase $400 million of MeadWestvaco's common stock. The agreement is a collared transaction in which the company agreed to purchase for $400 million a number of its shares to be determined based on the volume weighted-average price of its common stock during a specified period of time, subject to certain provisions that establish minimum and maximum numbers of shares that may be purchased. The hedge period for determining the minimum and maximum numbers of shares to be purchased ended on December 14, 2007, resulting in a minimum number of shares of 11.1 million and a maximum number of shares of 14 million. On November 21, 2007 and December 14, 2007, the Counterparty delivered 10 million shares and 1.1 million shares, respectively. Accordingly, the company received 11.1 million shares through December 31, 2007, equivalent to the minimum number of shares to be delivered. At the conclusion of the program, which will be no later than June 2008, the company may receive additional shares up to the maximum number of 14 million for no additional payment. In certain extraordinary events that result in a substantial increase in the company's stock price during a specified period of time up to a period of six months from the inception of the agreement, the company may be required to return some of the shares it received to the Counterparty. The purchased shares through December 31, 2007 were retired and recorded as a $400 million reduction to additional paid-in capital in the consolidated balance sheet pursuant to regulations of the State of Delaware, the state of incorporation of MeadWestvaco, and the approval by the company's Board of Directors.

In October of 2005, the company's Board of Directors authorized the future purchase of up to 5 million shares of MeadWestvaco's common stock, primarily to avoid dilution of earnings per share relating to the exercise of employee stock options. The number of shares available for purchase under this program at December 31, 2007 was 2.1 million.

During the year ended December 31, 2005, approximately $700 million of the approximately $2.2 billion in proceeds from the sale of the company's printing and writing papers business was used to purchase a total of almost 24 million, or 12%, of the company's outstanding common shares. The purchased shares, upon retirement, were recorded as a reduction of approximately $700 million to additional paid-in capital in the consolidated balance sheet pursuant to the regulations of the State of Delaware, the state of incorporation of MeadWestvaco, and the approval by the company's Board of Directors.

The cumulative components at year end of accumulated other comprehensive income (loss) for 2007 and 2006 are as follows:

	December 31	
In millions	2007	2006
Foreign currency translation	$257	$ 70
Adjustments related to pension and other benefit plans	97	(74)
Unrealized loss on derivative instruments	(4)	(3)
	$350	$ (7)

At December 31, 2007, there were authorized and available for issue 30 million shares of preferred stock, par value $0.01 per share, of which six million shares were designated as Series A Junior Participating Preferred Stock and reserved for issuance upon exercise of the rights.

Dividends declared were $0.92 per share in each of the years ended December 31, 2007, 2006 and 2005. Dividends paid were $169 million, $167 million and $173 million for the years ended December 31, 2007, 2006 and 2005, respectively.

The company had an original obligation to the former owner of a subsidiary to buy back 1.6 million shares (share put) of MeadWestvaco stock issued as part of the purchase price at a fixed rate; the value of this share repurchase approximated $58 million. During 2005, the company purchased and retired 0.3 million of these shares for $11 million. In 2006, the company repurchased and retired the remaining 1.3 million shares for $47 million.

NOTES TO FINANCIAL STATEMENTS

J. SHARE-BASED COMPENSATION

The company adopted SFAS No. 123(R) as of January 1, 2006, using the modified prospective method, therefore 2005 was not restated. The cumulative effect of a change in accounting principle associated with the adoption of SFAS No. 123(R) was not material to the consolidated financial statements. Under this new Statement in the year of adoption, pre-tax share-based compensation expense for the year ended December 31, 2006, was $21 million, including the incremental pre-tax cost of $10 million relating to stock options and stock appreciation rights. The incremental impact of adopting this Statement was a reduction to net income of $6 million, or $0.03 per share, for the year ended December 31, 2006.

Officers and key employees have been granted share-based awards under various stock-based compensation plans, all of which have been approved by the company's shareholders. At December 31, 2007, MeadWestvaco had five such plans under which share-based awards are available for grant. There was an aggregate of 28 million shares initially reserved under the 1991 and 1996 Stock Option Plans, the 1995 Salaried Employee Stock Incentive Plan, the 1999 Salaried Employee Stock Incentive Plan and the 2005 Performance Incentive Plan for the granting of stock options, stock appreciation rights ("SARs"), restricted stock and restricted stock units to key employees. For all of the employee plans, there were approximately 9 million shares available for grant at December 31, 2007. The vesting of such awards may be conditioned upon either a specified period of time or the attainment of specific performance goals as determined by the plan. Grants of stock options and other share-based compensation awards are approved by the Compensation and Organization Development Committee of the Board of Directors. The exercise price of all stock options equals the market price of the company's stock on the date of grant. Stock options and SARs are exercisable after a period of three years and expire no later than 10 years from the date of grant. Under certain employee plans, stock options may be granted with or without SARs or limited SARs, which are exercisable upon the occurrence of certain events related to changes in corporate control. Granting of SARs is generally limited to employees of the company who are located in countries where the issuance of stock options is not advantageous.

Options to purchase 1.3 million shares issued under the 1996 Stock Option Plan are accompanied by a feature that allows option holders who exercise their stock options and hold the common shares they received at exercise to receive an additional stock option grant with an exercise price at the then-current market price.

The MeadWestvaco Corporation Compensation Plan for Non-Employee Directors provides for the grant of stock awards up to 500,000 shares to outside directors in the form of stock options or restricted stock units. Non-employee members of the Board of Directors are currently granted restricted stock units, which vest immediately and are distributed in the form of stock shares on the date that a director ceases to be a member of the Board of Directors. In 2007, 2006 and 2005, the total annual grants consisted of 29,241, 25,558, and 24,710 restricted stock units, respectively, for non-employee directors. There were 302,887 shares remaining for grant under this plan at December 31, 2007.

Stock options and stock appreciation rights The company has estimated the fair value of its stock option and SAR awards granted after January 1, 2006, using a lattice-based option valuation model. Lattice-based option valuation models utilize ranges of assumptions over the expected term of the options and SARs. Expected volatilities are based on the historical and implied volatility of the company's stock. The company uses historical data to estimate option and SAR exercises and employee terminations within the valuation model. The expected term of options and SARs granted is derived from the output of the valuation model and represents the period of time that options and SARs granted are expected to be outstanding. The company measures compensation expense related to the SARs at the end of each period.

Changes in the fair value of options (in the event of an award modification) and SARs are reflected as an adjustment to compensation expense in the periods in which the changes occur. The risk-free rate for the period within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of the grant. A summary of the assumptions is as follows:

Lattice-based option valuation assumptions

In millions	2007	2006
Weighted-average fair value of stock options granted during the period	$ 9.01	$ 7.64
Weighted-average fair value of SARs granted during the period	8.07	7.06
Expected dividend yield for stock options	2.86%	3.27%
Expected dividend yield for SARs	2.98%	3.38%
Expected volatility	28%	28%
Average risk-free interest rate for stock options	4.83%	4.71%
Average risk-free interest rate for SARs	4.72%	4.78%
Average expected term for options and SARs (in years)	7.4	8.0

NOTES TO FINANCIAL STATEMENTS

The following table summarizes stock option and SAR activity in the plans.

Shares in thousands	Options	Weighted-average exercise price
Outstanding at January 1, 2005	15,917	$28.94
Granted	1,518	30.18
Exercised	(1,462)	26.52
Cancelled	(960)	29.36
Outstanding at December 31, 2005	15,013	29.27
Granted	1,050	28.13
Exercised	(2,096)	26.90
Cancelled	(972)	30.21
Outstanding at December 31, 2006	12,995	29.49
Granted	1,138	32.21
Exercised	(5,540)	29.42
Cancelled	(653)	31.61
Outstanding at December 31, 2007	7,940	29.75
Exercisable at December 31, 2007	5,982	29.70
Exercisable at December 31, 2006	10,989	29.58

SARs	Weighted-average exercise price	Weighted-average remaining contractual term	Aggregate intrinsic value (in millions)
113	$26.80		
143	30.21		
(9)	25.48		$ 5.6
(20)	29.69		
227	28.75		
309	27.46		
(2)	25.51		4.9
(44)	29.28		
490	29.55		
84	32.11		
(33)	27.14		21.9
(45)	29.20		
496	28.91	4.9 years	18.7
214	28.88	3.5 years	15.6
131	27.88	3.2 years	14.4

NOTES TO FINANCIAL STATEMENTS

At December 31, 2007, there was $12 million of unrecognized pre-tax compensation cost related to nonvested stock options and SARs, which is expected to be recognized over a weighted-average period of 1.5 years. Pre-tax compensation expense for stock options and SARs was $11 million for 2007 and the tax benefit associated with this expense was $4 million.

Total cash received from the exercise of share-based awards in 2007 was $162 million.

Restricted stock and restricted stock units A restricted stock unit is the right to receive a share of company stock. Employee restricted stock and restricted stock units vest over a three-year period. Awards granted in 2007, 2006 and 2005 consisted of both service and performance vesting restricted stock units. Under the employee plans, the owners of the stock are entitled to voting rights and to receive dividends, but will forfeit the stock if the individual holder separates from the company during the three-year vesting period or if predetermined goals are not accomplished relative to return on invested capital, revenue from new products, total procurement savings and reduction in selling, general and administrative expenses. The fair value of each share of restricted stock and restricted stock unit is the closing market price of the company's stock on the date of grant, and the compensation expense is charged to operations over the vesting period. Performance-based awards granted to employees in 2007, 2006 and 2005 were 510,000, 510,170 and 281,420, respectively. None of these grants were vested at December 31, 2007.

The following table summarizes restricted stock and restricted stock unit activity in the employee and director plans.

Shares in thousands	Shares	Average grant date fair market value
Outstanding at January 1, 2005	303	$28.46
Granted	308	29.87
Forfeited	(4)	29.33
Released	(8)	28.46
Outstanding at December 31, 2005	599	29.00
Granted	851	28.03
Forfeited	(77)	27.70
Released	(40)	28.74
Outstanding at December 31, 2006	1,333	28.88
Granted	909	28.96
Forfeited	(117)	29.77
Released	(223)	27.43
Outstanding at December 31, 2007	1,902	30.41

At December 31, 2007 and 2006, there was approximately $29 million and $19 million of unrecognized pre-tax compensation cost related to nonvested restricted stock and restricted stock units, which is expected to be recognized over a weighted-average period of 1.6 years. Pre-tax compensation expense for restricted stock and restricted stock units was $15 million, $11 million and $5 million for 2007, 2006 and 2005, respectively, and the tax benefit associated with this expense was $5 million, $4 million and $2 million, respectively. Dividends, which are payable in stock, accrue on the restricted stock unit grants and are subject to the same terms as the original grants.

NOTES TO FINANCIAL STATEMENTS

K. EMPLOYEE RETIREMENT, POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS

Retirement plans MeadWestvaco provides retirement benefits for substantially all U.S. and certain non-U.S. employees under several noncontributory trusteed plans and also provides benefits to employees whose retirement benefits exceed maximum amounts permitted by current tax law under unfunded benefit plans. Benefits are based on either a final average pay formula or a cash balance formula for the salaried plans and a unit benefit formula for the bargained hourly plans. Prior service costs are amortized on a straight-line basis over the average remaining service period for active employees. Contributions are made to the funded plans in accordance with ERISA requirements.

In August 2006, the President signed into law the Pension Protection Act of 2006 (PPA). The PPA establishes new minimum funding rules for defined benefit pension plans beginning in 2008. The company does not anticipate any required funding to the U.S. qualified retirement plans as a result of this legislation in the foreseeable future due to the overfunded status of the plans.

In September 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—An Amendment of FASB Statement Nos. 87, 88, 106, and 132(R)*. SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit and postretirement plan in its balance sheet and to recognize the changes in the plan's funded status in comprehensive income in the year in which the change occurs. These provisions of the Statement are effective as of the end of the first fiscal year ending after December 15, 2006. SFAS No. 158 also requires an employer to measure the funded status of a plan as of the date of its fiscal year end, which is consistent with the company's measurement date. The impact of adopting SFAS No. 158 as of December 31, 2006 was a net increase to accumulated other comprehensive loss in the amount of $57 million, net of tax.

In October 2006, the Board of Directors approved the creation of a cash balance formula within the company's existing retirement plans for salaried and non-bargained hourly employees. The formula will provide cash balance credits at the rate of 4%–8% of eligible earnings, depending upon age and years of service points, with interest credited annually at the 30-year Treasury rate. Effective July 1, 2006, all U.S. Calmar employees began accruing cash balance credits under this new formula. Effective January 1, 2007, all newly hired U.S. employees will accrue benefits under this new formula. Effective January 1, 2008, all U.S. employees age 40 and over at that time will be provided the opportunity to make a one-time choice between the existing final average pay and cash balance formulas and all U.S. employees less than age 40 at that time will begin accruing cash balance credits under this formula. The adoption of this change reduced retirement plan liabilities by $25 million as of December 31, 2006, and increased net periodic pension income by $1 million and $10 million in 2006 and 2007, respectively.

Net periodic pension cost (income) relating to employee retirement benefits was $(54) million, $(49) million and $48 million for the years ended December 31, 2007, 2006 and 2005, respectively. In accordance with the provisions of SFAS No. 88, *Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits*, settlements, curtailments and termination benefits associated with merger-related and restructuring activities were recorded. Net periodic pension cost (income) reflects cumulative favorable investment returns on plan assets. Prior service cost and actuarial gains and losses subject to amortization are amortized on a straight-line basis over the average remaining service, which is about 10 years.

The components of net pension cost (income) for each of the periods presented are as follows:

	Years ended December 31		
In millions	2007	2006	2005
Service cost-benefits earned during the period	$ 53	$ 59	$ 53
Interest cost on projected benefit obligation	147	142	141
Expected return on plan assets	(265)	(262)	(273)
Amortization of prior service cost	6	7	7
Amortization of net loss	5	4	2
Pension income before settlements, curtailments and termination benefits	(54)	(50)	(70)
Settlements	–	–	115
Termination benefits	–	1	3
Net periodic pension cost (income)	$ (54)	$ (49)	$ 48

The components of other changes in plan assets and benefit obligations recognized in other comprehensive income:

	2007	2006
Net actuarial loss (gain)	$(260)	$111
Amortization of net actuarial loss	(5)	–
Prior service cost	–	41
Amortization of prior service cost	(6)	–
Total recognized in other comprehensive income	$(271)	$152
Total recognized in net periodic pension cost (income) and other comprehensive income	$(325)	$103

The estimated net actuarial loss and prior service cost for the defined benefit retirement plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2008 is $1 million and $5 million, respectively.

In January 2005, the company reached an agreement to sell its printing and writing papers business and related assets. As a result, in 2005 a settlement loss in the retirement plans of $110 million was recorded. Tabular amounts for 2005 were not adjusted for discontinued operations resulting from the sale. Net pension income from continuing operations, before settlements, curtailments and termination benefits was $67 million in 2005.

NOTES TO FINANCIAL STATEMENTS

Postretirement benefits MeadWestvaco provides life insurance for substantially all retirees and medical benefits to certain retirees in the form of cost subsidies until Medicare eligibility is reached and to certain other retirees, medical benefits up to a maximum lifetime amount. The company funds certain medical benefits on a current basis with retirees paying a portion of the costs. Certain retired employees of businesses acquired by the company are covered under other medical plans that differ from current plans in coverage, deductibles and retiree contributions. Prior service cost and actuarial gains and losses subject to amortization are amortized over the average remaining service, which is about 5 years. In 2004, the company modified certain postretirement healthcare benefits to be provided to future retirees. This change reduced the postretirement benefit obligation by about $68 million, and is being amortized over the remaining life of the eligible employees, which is approximately 24 years.

The components of net postretirement benefits cost (income) for each of the periods presented are as follows:

	Years ended December 31		
In millions	2007	2006	2005
Service cost-benefits earned during the period	$ 3	$ 3	$ 5
Interest cost	7	8	9
Net amortization	(1)	(1)	–
Postretirement expense before curtailments and termination benefits	9	10	14
Curtailments	–	–	(29)
Net periodic postretirement benefits cost (income)	$ 9	$10	$(15)

The components of other changes in plan assets and benefit obligations recognized in other comprehensive income:

	2007	2006
Net actuarial gain	$ –	$(15)
Prior service benefit	–	(33)
Amortization of prior service benefit	1	–
Total recognized in other comprehensive income	$ 1	$(48)
Total recognized in net periodic postretirement benefit cost (income) and other comprehensive income	$10	$(38)

The estimated net actuarial gain and prior service benefit for the postretirement plans that will be amortized from accumulated other comprehensive income into net periodic postretirement benefit cost in 2008 is $2 million, allocated equally between components.

In 2005, a curtailment gain of $29 million related to the sale of the printing and writing papers business was recorded. Tabular amounts were not adjusted for discontinued operations resulting from the sale. Net periodic postretirement benefit cost from continuing operations, before curtailments and termination benefits was $13 million in 2005.

The following table also sets forth the funded status of the plans and amounts recognized in the consolidated balance sheets at December 31, 2007 and 2006, based on a measurement date of December 31 for each period.

NOTES TO FINANCIAL STATEMENTS

Obligations, assets and funded status

	Qualified U.S. Retirement Plans	
In millions	2007	2006
Change in benefit obligation:		
Benefit obligation at beginning of period	$2,438	$2,484
Service cost	47	54
Interest cost	136	133
Actuarial loss (gain)	(135)	(57)
Plan amendments	–	(19)
Acquisitions	–	–
Foreign currency exchange rate changes	–	–
Employee contributions	–	–
Termination benefit costs	16	14
Settlements	–	–
Benefits paid (including termination benefits)	(177)	(171)
Benefit obligation at end of year	$2,325	$2,438
Change in plan assets:		
Fair value of plan assets at beginning of period	$3,358	$3,120
Actual return on plan assets	357	409
Company contributions	–	–
Foreign currency exchange rate changes	–	–
Employee contributions	–	–
Settlements	–	–
Benefits paid (including termination benefits)	(177)	(171)
Fair value of plan assets at end of year	$3,538	$3,358
Over (under) funded status at end of year	$1,213	$ 920
Amounts recognized in the balance sheet consist of:		
Noncurrent assets—prepaid pension asset	$1,213	$ 920
Current liabilities	–	–
Noncurrent liabilities	–	–
Total net pension asset (liability)	$1,213	$ 920
Amounts recognized in accumulated other comprehensive income (pre-tax) consist of:		
Net actuarial loss (gain)	$ (159)	$ 75
Prior service cost (benefit)	38	45
Total recognized in accumulated other comprehensive income	$ (121)	$ 120

Years ended December 31

Nonqualified U.S. and Non-U.S. Retirement Plans		Postretirement Benefits	
2007	2006	2007	2006
$ 201	$ 159	$ 131	$ 153
6	5	3	3
11	9	7	8
(28)	14	(1)	(14)
–	1	–	–
–	10	–	–
7	10	1	–
–	–	15	16
–	1	–	–
(1)	–	–	–
(8)	(8)	(32)	(35)
$ 188	$ 201	$ 124	$ 131
$ 60	$ 50	$ –	$ –
3	5	–	–
11	9	17	19
4	4	–	–
–	–	15	16
(1)	–	–	–
(8)	(8)	(32)	(35)
$ 69	$ 60	$ –	$ –
$(119)	$(141)	$(124)	$(131)
$ –	$ –	$ –	$ –
(6)	(5)	(15)	(18)
(113)	(136)	(109)	(113)
$(119)	$(141)	$(124)	$(131)
$ 20	$ 51	$ (15)	$ (15)
(3)	(4)	(32)	(33)
$ 17	$ 47	$ (47)	$ (48)

NOTES TO FINANCIAL STATEMENTS

The accumulated benefit obligation for all defined benefit plans was $2,699 million and $2,513 million at December 31, 2007 and 2006, respectively.

Information for pension plans with an accumulated benefit obligation in excess of plan assets as of December 31:

In millions	2007	2006
Projected benefit obligation	$165	$184
Accumulated benefit obligation	156	165
Fair value of plan assets	47	45

Assumptions The weighted-average assumptions used to determine the company's benefit obligations at December 31:

	2007	2006
Retirement benefits:		
Discount rate	6.22%	5.71%
Rate of compensation increase	3.97%	3.97%
Postretirement benefits:		
Discount rate	6.23%	5.74%
Healthcare cost increase	8.48%	8.97%
Prescription drug cost increase	10.21%	12.92%

The weighted-average assumptions used to determine net periodic pension cost and net postretirement benefits cost for the years presented:

	Years ended December 31		
	2007	2006	2005
Retirement benefits:			
Discount rate	5.71%	5.48%	5.68%
Rate of compensation increase	3.97%	3.99%	3.98%
Expected return on plan assets	8.46%	8.47%	8.48%
Postretirement benefits:			
Discount rate	5.74%	5.50%	5.60%
Healthcare cost increase	8.97%	10.00%	12.00%
Prescription drug cost increase	12.92%	14.00%	–

MeadWestvaco's approach to developing capital market assumptions combines an analysis of historical performance, the drivers of investment performance by asset class and current economic fundamentals. For returns, the company utilizes a building block approach starting with an inflation expectation and adds an expected real return to arrive at a long-term nominal expected return for each asset class. Long-term expected real returns are derived in the context of future expectations for the U.S. Treasury real yield curve. The company derives return assumptions for all other equity and fixed income asset classes by starting with either the U.S. Equity or U.S. Fixed Income return assumption and adding a risk premium, which reflects any additional risk inherent in the asset class.

The company determined the discount rates by referencing the Citigroup Pension Discount Curve. The company believes that using a yield curve approach more accurately reflects changes in the present value of liabilities over time since each cash flow is discounted at the rate at which it could effectively be settled. Previously, the company referenced indices for long-term, high quality bonds, ensuring that the durations of those indices were not materially different from the duration of the plans' liabilities, or if different, that adjusting the discount rate would not have produced results that were materially different from using a common discount rate for all of its plans.

The annual rate of increase in healthcare and prescription drug costs is assumed to decline ratably each year until reaching 5% in 2015 and thereafter. The effect of a 1% increase in the assumed combined cost trend rate would increase the December 31, 2007 accumulated postretirement benefit obligation by $4 million and the total service and interest cost for 2007 by $0.5 million. The effect of a 1% decrease in the assumed healthcare cost trend rate would decrease the December 31, 2007 accumulated postretirement benefit obligation by $4 million and the total service and interest cost for 2007 by $0.5 million.

The company also has defined contribution plans that cover substantially all U.S. and certain non-U.S. based employees. Expense for company matching contributions under these plans was $30 million, $28 million and $30 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Retirement plan assets The MeadWestvaco U.S. retirement plan asset allocation at December 31, 2007 and 2006, long-term target allocation, and expected long-term rate of return by asset category are as follows:

Asset category:	Target allocation	Percentage of plan assets at December 31		Weighted-average expected long-term rate of return
		2007	2006	2007
Equity securities	40%	45%	66%	9.99%
Debt securities	50%	51%	30%	6.33%
Real estate and private equity	10%	4%	4%	12.26%
Total	100%	100%	100%	

NOTES TO FINANCIAL STATEMENTS

The MeadWestvaco Master Retirement Trust maintains a well-diversified investment program through both the long-term allocation of trust fund assets among asset classes and the selection of investment managers whose various styles are fundamentally complementary to one another and serve to achieve satisfactory rates of return. Active management of assets is used in asset classes and strategies where there is the potential to add value over a benchmark. The long-term trust fund asset allocation policy emphasizes protecting the plans' funded status. The equity class of securities is expected to provide the long-term growth necessary to cover the growth of the plans' obligations. The policy may also allocate funds to other asset classes that serve to enhance long-term, risk-adjusted return expectations. Long-duration fixed income securities and interest rate swaps are used to better match the interest rate sensitivity of plan assets and liabilities. Investment risk is measured and monitored on an ongoing basis through annual liability measurements, periodic asset/liability studies and quarterly investment portfolio reviews. A portion of the overall fund will remain in short-term fixed income investments in order to meet the ongoing operating cash requirements of the plans.

Cash flows

Contributions: The company does not anticipate any required contributions to the U.S. qualified retirement plans in the foreseeable future as the plans are not required to make any minimum regulatory funding contribution. However, the company expects to contribute $5 million to the funded non-U.S. pension plans in 2008.

The company expects to pay $24 million in benefits to participants of the nonqualified and unfunded non-U.S. retirement and postretirement plans in 2008. The table below presents estimated future benefits payments, substantially all of which are expected to be funded from plan assets.

Estimated future benefit payments:

In millions	Retirement benefits	Postretirement benefits before Medicare Part D subsidy	Medicare Part D subsidy
2008	$150	$16	$(1)
2009	157	16	(1)
2010	161	16	(1)
2011	165	16	(1)
2012	177	15	(1)
2013–2017	961	58	(4)

Postemployment benefits MeadWestvaco provides limited postemployment benefits to former or inactive employees, including short-term and long-term disability, workers' compensation, severance, and health and welfare benefit continuation.

L. RESTRUCTURING CHARGES

Year ended December 31, 2007 For the year ended December 31, 2007, the company recorded pre-tax charges of $85 million for employee separation costs, asset write-downs and other restructuring actions, of which $57 million, $24 million and $4 million were recorded within cost of sales, selling, general and administrative expenses, and other income, net, respectively. In the fourth quarter of 2007, the company recorded pre-tax charges of $41 million, of which $33 million, $6 million and $2 million were recorded within cost of sales, selling, general and administrative expenses, and other income, net, respectively.

Although these charges related to individual segments, such amounts are reflected in Corporate and Other for segment reporting purposes. The following table and discussion present additional detail of the 2007 charges by business segment:

In millions	Employee costs	Asset write downs and other costs	Total
Packaging Resources	$ 2	$ –	$ 2
Consumer Solutions	11	12	23
Consumer & Office Products	2	3	5
All other	4	51	55
	$19	$66	$85

Packaging Resources: During the year ended December 31, 2007, the Packaging Resources segment incurred charges of $2 million for employee separation costs related to approximately 30 employees. The majority of the affected employees had separated from the company by December 31, 2007, and the remaining employees will be separated in 2008.

Consumer Solutions: During the year ended December 31, 2007, the Consumer Solutions segment incurred charges of $23 million for employee separation costs, asset write-downs and other restructuring actions in connection with its packaging converting operations in the U.S. and Europe. These charges include employee separation costs of $11 million related to approximately 170 employees. The majority of the affected employees had separated from the company by December 31, 2007, and the remaining employees will be separated in 2008. The remaining $12 million was related to asset write-downs and other restructuring actions.

Consumer & Office Products: During the year ended December 31, 2007, the Consumer & Office Products segment incurred charges of $5 million for employee separation costs, asset write-downs and other restructuring actions in connection with its consumer and office products manufacturing operations in the U.S. and Brazil. These charges include employee separation costs of $2 million related to approximately 40 employees. The majority of the affected employees had separated from the company by December 31, 2007, and the remaining employees will be separated in 2008. The remaining $3 million was related to asset write-downs and other restructuring actions.

NOTES TO FINANCIAL STATEMENTS

All other: During the year ended December 31, 2007, the company also recorded charges of approximately $4 million related to employee separation costs covering approximately 60 employees. The majority of the affected employees had separated from the company by December 31, 2007, and the remaining employees will be separated in 2008. Additionally, the company incurred charges of $51 million in connection with asset write-downs and other restructuring actions, of which $42 million was related to asset impairments and facility closure costs in connection with the company's Specialty Papers business.

Year ended December 31, 2006 For the year ended December 31, 2006, the company recorded pre-tax charges of $133 million in connection with employee separation costs, asset write-downs and other restructuring actions, of which $53 million, $60 million and $20 million were recorded within cost of sales, selling, general and administrative expenses, and other income, net, respectively. Of these charges, $27 million was related to the Packaging Resources segment, $30 million was related to the Consumer Solutions segment and $8 million was related to the Consumer & Office Products segment. These charges related primarily to closing of a Consumer Solutions packaging and converting plant in the U.S. and various restructuring actions in the Packaging Resources, Consumer Solutions, and Consumer & Office Products segments in the U.S. and Europe, including asset impairments and employee separation costs covering approximately 1,340 employees. As of December 31, 2007, actions related to employee separation costs were substantially paid. In addition, $68 million was related to Corporate and Other, of which $49 million was in connection with asset write-downs and other restructuring actions associated with ceased-use facilities and asset impairments.

Year ended December 31, 2005 For the year ended December 31, 2005, the company recorded pre-tax charges of $29 million for employee separation costs, asset write-downs and other restructuring actions, of which $18 million and $11 million were recorded within cost of sales and selling, general and administration expenses, respectively. Of these charges, $3 million was related to the Packaging Resources segment, $11 million was related to the Consumer Solutions segment, $8 million was related to the Consumer & Office Products segment, and $9 million was related to Corporate and Other. These charges included the closing of a Consumer Solutions converting plant in the U.S. and various other restructuring actions in the Packaging Resources, Consumer Solutions, and Consumer & Office Products segments in the U.S. and Europe, including asset impairments and employee separation costs covering approximately 300 employees. The company also recorded employee separation costs of $6 million in Corporate and Other covering approximately 190 employees. As of December 31, 2006, actions related to employee separation costs were substantially paid. In addition, the company sold previously written-down Consumer & Office Products assets, resulting in a gain of $2 million.

Summary of restructuring accruals The activity in the accrued restructuring balances was as follows for the year ended December 31, 2005 to the year ended December 31, 2007:

In millions	Employee costs	Other costs	Total
Balance of restructuring accruals at December 31, 2004	$ 13	$ 8	$ 21
Current charges	16	8	24
Payments	(22)	(12)	(34)
Balance of restructuring accruals at December 31, 2005	7	4	11
Current charges	50	17	67
Payments	(27)	(6)	(33)
Acquisition reserve[1]	5	–	5
Balance of restructuring accruals at December 31, 2006	35	15	50
Current charges	19	8	27
Payments	(38)	(10)	(48)
Balance of restructuring accruals at December 31, 2007	$ 16	$ 13	$ 29

[1] In connection with the acquisition of Calmar, the company established a reserve under purchase accounting for restructuring actions. See Note P for further discussion.

NOTES TO FINANCIAL STATEMENTS

M. OTHER INCOME, NET

Components of other income, net are as follows:

	Years ended December 31		
In millions	2007	2006	2005
Gains on sales of large-tract forestlands in West Virginia, Alabama, and Georgia	$(250)	$ –	$ –
Gain on sales of small-tract forestlands	(24)	(29)	(60)
Gain on sale of corporate real estate	–	(18)	–
Gain on sale of PIK note	–	(21)	–
Interest income	(20)	(20)	(33)
Asset impairments	2	20	–
Transition services income	–	(5)	(25)
Loss on the extinguishment of debt	–	–	90
Foreign currency exchange losses (gains)	(14)	(2)	8
Other, net	1	(8)	4
	$(305)	$(83)	$(16)

Gains on sales of large- and small-tract forestlands were $274 million, $29 million and $60 million related to sales of 393,000 acres, 8,000 acres and 20,000 acres in 2007, 2006 and 2005, respectively (see Note B for discussion of significant 2007 forestlands sales). During 2006, the company recorded a $21 million gain on the sale of a PIK note received as part of the consideration for the sale of the printing and writing papers business in 2005. As part of the company's initiative to reduce its real estate footprint, the company sold corporate real estate for a gain of $18 million in 2006. In 2006 and 2005, income of $5 million and $25 million, respectively, was recorded from services provided to NewPage Corporation pursuant to the printing and writing papers sale agreement (see Note P for further detail on the sale). In 2006, asset impairment charges recorded in other income, net include a $13 million write-down of an investment that was subsequently sold in 2007. The company utilized cash proceeds from the sale of its printing and writing papers business to repay approximately $1 billion of debt in 2005 and, as a result, incurred charges for debt retirement of $90 million.

N. INCOME TAXES

Earnings from continuing operations before income taxes are comprised of the following:

	Years ended December 31		
In millions	2007	2006	2005
U.S. earnings (loss)	$230	$(50)	$(27)
Foreign earnings	170	148	162
	$400	$ 98	$135

The significant components of the income tax provision are as follows:

	Years ended December 31		
In millions	2007	2006	2005
Current:			
U.S. federal	$ 43	$ 6	$ 103
State and local	13	16	13
Foreign	42	39	46
	98	61	162
Deferred:			
U.S. federal	18	(38)	(165)
State and local	5	(18)	(37)
Foreign	(6)	–	(1)
Provision (benefit) for deferred income taxes	17	(56)	(203)
	115	5	(41)
Allocation to discontinued operations	–	–	(57)
Income tax provision[1]	$115	$ 5	$ 16

[1] Related to continuing operations.

The following table summarizes the major differences between the actual income tax provision attributable to continuing operations and taxes computed at the U.S. federal statutory rate:

	Years ended December 31		
In millions	2007	2006	2005
Income tax provision computed at the U.S. federal statutory rate of 35%	$140	$ 35	$ 47
State and local income taxes, net of federal benefit	6	(8)	(11)
Foreign income tax rate differential	(24)	(12)	(14)
Valuation allowances	3	6	2
Credits	(1)	(3)	(4)
Other	(9)	(13)	(4)
Income tax provision[1]	$115	$ 5	$ 16
Effective tax rate[1]	28.8%	5.4%	11.9%

[1] Related to continuing operations.

NOTES TO FINANCIAL STATEMENTS

The principal current and noncurrent deferred tax assets and liabilities were as follows:

	December 31	
In millions	2007	2006
Deferred tax assets:		
Employee benefits	$ 174	$ 154
Postretirement benefit accrual	36	62
Other accruals and reserves	64	76
Net operating loss and other credit carryforwards	190	147
Other	74	75
Total deferred tax assets	538	514
Valuation allowance	(131)	(126)
Net deferred tax assets	407	388
Deferred tax liabilities:		
Depreciation and depletion	(928)	(933)
Nontaxable pension asset	(422)	(364)
State and local taxes	(104)	(84)
Identifiable intangibles	(98)	(85)
Other	(41)	(39)
Total deferred tax liabilities	(1,593)	(1,505)
Net deferred liability	$(1,186)	$(1,117)
Included in the balance sheet:		
Current assets-deferred tax asset	$ 42	$ 60
Noncurrent net deferred tax liability	(1,228)	(1,177)
Net deferred liability	$(1,186)	$(1,117)

The company has a $5 million federal net operating loss carryover subject to certain limitations on utilization imposed by the Internal Revenue Code. In addition, the company has state and foreign tax net operating loss carryforwards which are available to reduce future taxable income in various state and foreign jurisdictions. The company's valuation allowance against deferred tax assets primarily relates to the state and foreign tax net operating losses for which the ultimate realization of future benefits is uncertain.

At December 31, 2007 and 2006, no deferred income taxes have been provided for the company's share of undistributed net earnings of foreign operations due to management's intent to reinvest such amounts indefinitely. The determination of the amount of such unrecognized tax liability is not practical. Those earnings, including foreign currency translation adjustments, totaled $1,345 million and $985 million for the years ended December 31, 2007 and 2006, respectively.

The company adopted the provisions of FIN 48 on January 1, 2007. As a result of the implementation of FIN 48, the company recorded a decrease of opening retained earnings and goodwill in the amount of $8 million and $39 million, respectively. A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

	2007[1]
Balance at January 1, 2007	$186
Additions based on tax positions related to the current year	14
Additions for tax positions of prior years	32
Reductions for tax positions of prior years	(15)
Reductions for tax positions due to lapse of statute	(2)
Settlements	(64)
Balance at December 31, 2007	$151

[1] The above table includes foreign currency translation effects of approximately $5 million.

The company has operations in many areas of the world and is subject, at times, to audit in these jurisdictions. These audits, by their nature are complex and can require several years to resolve. The final resolution of any such tax audits could result in either a reduction in the company's accruals or an increase in its income tax provision, both of which could have an impact on the results of operations in any given period. With a few exceptions, the company is no longer subject to U.S. federal, state and local, or foreign income tax examinations by tax authorities for years prior to 2002. The company regularly evaluates, assesses and adjusts these accruals in light of changing facts and circumstances, which could cause the effective tax rate to fluctuate from period to period. Of the total $151 million liability for unrecognized tax benefits at December 31, 2007, $123 million could impact the annual effective tax rate in future periods. The remaining balance of this liability would be adjusted through the consolidated balance sheet without impacting the company's annual effective tax rate.

During 2007, the company settled audits with the Internal Revenue Service for tax years 1999–2001. The Internal Revenue Service exam for tax years 2002–2003 is open and currently is not expected to close in 2008. Management does not anticipate any potential settlement for tax years 2002–2003 to result in a material change to the company's financial position. In addition, the company is in advanced stages of audits in certain foreign jurisdictions and certain domestic states. Based on the resolution of the various audits mentioned above, it is reasonably possible that the balance of unrecognized tax benefits may change by $15 million to $25 million during 2008.

Pursuant to agreements for the purchase of certain businesses, the company is indemnified by the sellers for tax costs and contingencies related to pre-acquisition periods for such businesses. The company estimates such pre-acquisition tax costs and contingencies to be $7 million at December 31, 2007.

The company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expense in the consolidated statements of operations, which is consistent with the recognition of these items in prior reporting periods. During the years ended December 31, 2007 and 2006, the company recognized $16 million and $10 million, respectively, in interest expense and penalties. The company accrued $57 million and $15 million for the payment of interest and penalties at December 31, 2007, and 2006, respectively.

Approximately $94 million of deferred income tax expense and $34 million of deferred income tax benefit was provided for in components of other comprehensive income (loss) during the years ended December 31, 2007 and 2006, respectively.

O. ENVIRONMENTAL AND LEGAL MATTERS

The company has been notified by the U.S. Environmental Protection Agency (the "EPA") or by various state or local governments that it may be liable under federal environmental laws or under applicable state or local laws with respect to the cleanup of hazardous substances at sites previously operated or used by the company. The company is currently named as a potentially responsible party ("PRP"), or has received third-party requests for contribution under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) and similar state or local laws with respect to numerous sites. There are other sites which may contain contamination or which may be potential Superfund sites, but for which MeadWestvaco has not received any notice or claim. The potential liability for all these sites will depend upon several factors, including the extent of contamination, the method of remediation, insurance coverage and contribution by other PRPs. The company regularly evaluates its potential liability at these various sites. At December 31, 2007, MeadWestvaco had recorded liabilities of approximately $21 million for estimated potential cleanup costs based upon its close monitoring of ongoing activities and its past experience with these matters. The company believes that it is reasonably possible that costs associated with these sites may exceed amounts of recorded liabilities by an amount that could range from an insignificant amount to as much as $20 million. This estimate is less certain than the estimate upon which the environmental liabilities were based. After consulting with legal counsel and after considering established liabilities, it is our judgment that the resolution of pending litigation and proceedings is not expected to have a material adverse effect on the company's consolidated financial condition or liquidity. In any given period or periods, however, it is possible such proceedings or matters could have a material effect on the results of operations.

As with numerous other large industrial companies, the company has been named a defendant in asbestos-related personal injury litigation. Typically, these suits also name many other corporate defendants. All of the claims against the company resolved to date have been concluded before trial, either through dismissal or through settlement with payments to the plaintiff that are not material to the company. To date, the costs resulting from the litigation, including settlement costs, have not been significant. As of December 31, 2007, there were approximately 350 lawsuits. Management believes that the company has substantial indemnification protection and insurance coverage, subject to applicable deductibles and policy limits, with respect to asbestos claims. The company has valid defenses to these claims and intends to continue to defend them vigorously. Additionally, based on its historical experience in asbestos cases and an analysis of the current cases, the company believes that it has adequate amounts accrued for potential settlements and judgments in asbestos-related litigation. At December 31, 2007, the company had recorded litigation liabilities of approximately $19 million, a significant portion of which relates to asbestos. Should the volume of litigation grow substantially, it is possible that the company could incur significant costs resolving these cases. After consulting with legal counsel and after considering established liabilities, it is our judgment that the resolution of pending litigation and proceedings is not expected to have a material adverse effect on the company's consolidated financial condition or liquidity. In any given period or periods, however, it is possible such proceedings or matters could have a material effect on the results of operations.

MeadWestvaco is involved in various other litigation and administrative proceedings arising in the normal course of business. Although the ultimate outcome of such matters cannot be predicted with certainty, management does not believe that the currently expected outcome of any matter, lawsuit or claim that is pending or threatened, or all of them combined, will have a material adverse effect on the company's consolidated financial condition or liquidity. In any given period or periods, however, it is possible such proceedings or matters could have a material effect on the results of operations.

P. ACQUISITIONS AND DISPOSITIONS

2007 acquisitions During the third quarter of 2007, the company acquired two manufacturers of high-quality, innovative dispensing and sprayer systems to strengthen the company's dispensing and spraying systems business. The aggregate purchase price of these acquisitions was $52 million and resulted in $17 million of identifiable intangible assets that will be amortized over their estimated useful lives of 3 to 16 years, and goodwill of $24 million with the remainder allocated to fixed assets and working capital items. For both acquisitions, the total purchase price was allocated based on the fair values of the assets acquired and liabilities assumed, in accordance with SFAS No. 141. The amount of goodwill was determined by comparing the total cash purchase price to the total fair values of the assets acquired and liabilities assumed. Approximately $2 million of goodwill resulting from these transactions is deductible for tax purposes. The amount paid for these acquisitions that resulted in goodwill was primarily due to these businesses providing the company with new technologies and increased access to customers in growing and important end markets. The technologies from these acquisitions will be integrated with the company's North American, European and Asian production facilities to extend the company's growth in critical markets such as personal care and home and garden. Results of operations for these acquisitions are included in the consolidated financial statements periods subsequent to their acquisition dates and are included in the Consumer Solutions segment. These acquisitions did not have a material effect on the company's consolidated financial statements and as such, pro forma results for these acquisitions are not presented.

2006 acquisitions During the third quarter of 2006, the company acquired Saint-Gobain Calmar ("Calmar") from Compagnie de Saint-Gobain. Calmar is a leading global manufacturer of high-quality and innovative dispensing and spraying systems, with manufacturing facilities in North America, Europe, Latin America and Asia.

Excluding cash acquired, the purchase price including direct transaction costs was $714 million. The results of Calmar are included in the consolidated financial statements from the acquisition date and are included in the company's Consumer Solutions segment. The acquisition was recorded by allocating the total consideration to the assets acquired, including intangible assets, and liabilities assumed, based on their estimated fair values at the acquisition date. Goodwill associated with this acquisition is not deductible for tax purposes.

The acquisition of Calmar was the culmination of a very competitive auction process. The amount paid for the business that resulted in goodwill was primarily due to Calmar's status in its markets and the enviable relationships it has with its many customers throughout the world. The acquisition of Calmar provides the company with increased access to growing and important end markets, geographies and strategic customers, valuable product pipeline and commercial synergies. These synergies include the combined entities' ability to provide broader product and packaging solutions offerings. The total purchase price was allocated based on the fair values of the assets acquired and liabilities assumed, in accordance with SFAS No. 141.

NOTES TO FINANCIAL STATEMENTS

The following table summarizes the purchase price allocation based on the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition (in millions):

Accounts receivable	$ 76
Inventories	57
Property, plant, equipment and land	197
Amortizable and indefinite-lived intangible assets	277
Goodwill	302
Other assets	21
Accounts payable and accrued liabilities	(68)
Long-term deferred income taxes	(127)
Debt and other long-term obligations	(21)
	$ 714

The components of the amortizable and indefinite-lived intangible assets listed in the above table as of the acquisition date were as follows (in millions):

	Amount	Life
Customer contracts and lists	$168	21 years
Trademarks and tradenames	91	Indefinite
Patents	18	3–7 years
	$277	

The trademarks and tradenames were deemed to have indefinite lives and, accordingly, are not being amortized, but will be subject to periodic impairment testing. The customer contracts and lists and the patents are being amortized on a method based upon estimated future cash flows associated with these assets.

The following unaudited pro forma financial information presents the combined results of operations of the company and Calmar as if the acquisition had occurred at January 1, 2006 (in millions, except per share amounts):

	2006
Net sales	$6,754
Income from continuing operations before income taxes	95
Net income	95
Net income per share:	
Basic	$ 0.53
Diluted	0.52

Pro forma net income includes after-tax expense of $8 million for the amortization of purchased intangibles and depreciation associated with a step-up in property, plant and equipment. Pro forma net income also includes after-tax acquisition-related charges of $3 million due to expensing a fair value adjustment for inventory. Pro forma net income assumes an income tax provision at the combined effective tax rates of the company and Calmar. Included in pro forma net income is a $6 million income tax benefit recorded in Calmar's historical income statement for the release of a deferred tax asset valuation allowance. In addition, pro forma net income includes after-tax interest expense of $25 million for the amount borrowed and the cash utilized to acquire Calmar.

The pro forma financial information is not intended to represent or be indicative of the company's consolidated results of operations or financial condition that would have been reported had the acquisition been completed as of the beginning of the period presented and should not be taken as indicative of the company's future consolidated results of operations or financial condition.

2005 acquisitions During the fourth quarter of 2005, the company acquired DZN, The Design Group ("DZN") for approximately $5 million. DZN is a full-service design and marketing company based in Los Angeles, California, which has enhanced the company's package design capabilities, enabling the company to provide a more competitive and comprehensive set of creative design services, and is included in the company's Consumer Solutions segment. The purchase price allocation resulted in approximately $5 million of recorded goodwill. Goodwill associated with this acquisition is not deductible for tax purposes. Pro forma results for this acquisition are not presented, as the transaction was not material to the company's consolidated financial statements for the year ended December 31, 2005.

Dispositions On January 14, 2005, the company entered into an agreement to sell its printing and writing papers business, including its coated and carbonless papers operations, and related forestlands to an affiliate of Cerberus Management LLC, a private investment firm.

Effective April 30, 2005, this divestiture was completed. Upon closing, the company received proceeds from the buyer of $2.2 billion in cash (subject to certain adjustments) and $100 million in aggregate principal amount of senior unsecured payable-in-kind ("PIK") promissory notes (fair value of

NOTES TO FINANCIAL STATEMENTS

$75 million at date of issuance) of a subsidiary of the purchaser. As a result of the sale, the company incurred a pre-tax accounting loss on sale of approximately $916 million ($687 million after tax), of which $710 million ($548 million after tax) was recorded in the fourth quarter of 2004 for impairments of goodwill and other long-lived assets, and pension and other employee benefit settlements and curtailments. The remaining $206 million ($139 million after tax) in charges was recorded in the first half of 2005. The company began reporting the papers business as a discontinued operation in the first quarter of 2005.

The company recorded a loss from discontinued operations, net of income taxes, of $91 million, or $0.48 per share, for the year ended December 31, 2005. Included in discontinued operations is interest expense directly attributable to the papers business and an allocation of general interest expense pursuant to the guidance under Emerging Issues Task Force (EITF) 87-24: *Allocation of Interest to Discontinued Operations*. Under the guidance of SFAS No. 144, assets associated with the sale of the printing and writing papers business were classified as held-for-sale and were not depreciated or amortized in 2005. Included in discontinued operations for 2005 was the benefit of a LIFO decrement of about $30 million. In connection with the sale of the printing and writing papers business, the company provided certain guarantees and indemnities to the buyer and other parties. These obligations include both potential environmental matters as well as certain contracts with third parties. The company has evaluated these guarantees and indemnifications in accordance with FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, which did not result in a material impact on the company's consolidated financial statements.

The following table shows the major categories for discontinued operations in the consolidated statements of operations for the year ended December 31, 2005, which includes both the loss on the sale and results of operations for the printing and writing papers business. For the year ended December 31, 2005, there are only four months of operations included, as the business was sold on April 30, 2005.

In millions, except per share amount	2005
Net sales	$ 712
Cost of sales	611
Selling, general and administrative expenses	26
Interest expense	20
Other expense, net	203
Loss from discontinued operations before income taxes	(148)
Income tax benefit	(57)
Net loss from discontinued operations	$ (91)
Net loss from discontinued operations per share—diluted	$(0.48)

Results of operations, excluding the loss on sale, for the year ended December 31, 2005, was income of $48 million.

Q. CASH FLOWS

Changes in current assets and liabilities, net of acquisitions and dispositions, were as follows:

In millions	2007	2006	2005
		Years ended December 31	
Decrease (increase) in:			
Receivables	$ 50	$ (8)	$ (52)
Inventories	(36)	72	21
Prepaid expenses	(2)	(7)	(3)
Increase (decrease) in:			
Accounts payable and accrued expenses	59	68	(57)
Income taxes payable[1]	72	4	(180)
	$143	$129	$(271)

In millions	2007	2006	2005
		Years ended December 31	
Cash paid for:			
Interest	$219	$209	$ 220
Less capitalized interest	(2)	(2)	(3)
Interest paid, net	$217	$207	$ 217
Income taxes paid (refunded), net	$ 37	$ (4)	$ 225

[1] Includes approximately $160 million in 2005 related to taxes payable upon the sale of the printing and writing papers business.

In connection with the sale of certain large-tract forestlands in 2007, the company received a $398 million long-term installment note which does not require any principal payments until its maturity in May 2027. See Note B and Note D for related discussion.

NOTES TO FINANCIAL STATEMENTS

R. BUSINESS SEGMENT INFORMATION

MeadWestvaco's business segments are (i) Packaging Resources, (ii) Consumer Solutions, (iii) Consumer & Office Products, and (iv) Specialty Chemicals.

The Packaging Resources segment produces bleached paperboard, Coated Natural Kraft® paperboard (CNK), kraft paperboard, linerboard and saturating kraft, and packaging for consumer products including packaging for media, beverage and dairy, produce, cosmetics, tobacco, pharmaceuticals and healthcare products. This segment's paperboard products are manufactured at four U.S. mills and two mills located in Brazil. Bleached paperboard is used for packaging high-value consumer products such as pharmaceuticals, cosmetics, tobacco, food service, media products and aseptic cartons. CNK paperboard is used for a range of packaging applications, the largest of which for MeadWestvaco is multi-pack beverage packaging. Kraft paperboard is used for folding carton applications. Linerboard is used in the manufacture of corrugated boxes and containers. Saturating kraft is used in the manufacture of decorative laminates for kitchen countertops, furniture, flooring and wall panels, as well as pad stock for electronic components.

The Consumer Solutions segment offers a full range of converting and consumer packaging solutions including printed plastic packaging and injection-molded products used for packaging media products such as DVDs, CDs, video games and software; cosmetics and pharmaceutical products; and dispensing and sprayer technology systems for personal care, healthcare, fragrance and home and garden markets. This segment designs and produces multi-pack cartons and packaging systems primarily for the beverage take-home market and packaging for the tobacco market. Paperboard and plastic are converted into packaging products at plants located in North America, South America, Asia and Europe. In addition, this segment manufactures equipment that is leased or sold to its beverage, dairy and other customers to package their products.

The Consumer & Office Products segment manufactures, sources, markets and distributes school and office products, time-management products and envelopes in North America and Brazil through both retail and commercial channels. MeadWestvaco produces many of the leading brand names in school supplies, time-management and commercial office products, including AMCAL®, AT-A-GLANCE®, Cambridge®, COLUMBIAN®, Day Runner®, Five Star®, Mead® and Trapper Keeper®.

The Specialty Chemicals segment manufactures, markets and distributes specialty chemicals derived from sawdust and byproducts of the papermaking process in North America and Asia. Products include activated carbon used in emission control systems for automobiles and trucks, and chemicals used in printing inks, asphalt paving, adhesives and lubricants.

Corporate and Other includes the company's specialty papers and forestry operations as well as corporate support staff services and related assets and liabilities, including merger-related goodwill. The results include income and expense items not directly associated with continuing segment operations, such as restructuring charges and one-time costs, legal settlements, net pension income, interest income and expense, goodwill impairment charges, gains on sales of forestlands and corporate real estate and other activities.

The segments are measured on operating profits before restructuring charges and one-time costs, interest income and expense, minority interest, income taxes, extraordinary items and cumulative effect of accounting changes. The segments follow the same accounting principles described in the *Summary of Significant Accounting Policies*. Sales between the segments are recorded primarily at market prices.

No single customer or foreign country accounted for 10% or more of consolidated trade sales or assets in the periods presented:

			Years ended December 31
In millions	2007	2006	2005
Total sales outside of the U.S.	$2,131	$1,842	$1,745
Export sales from the U.S.	993	880	829
Long-lived assets located outside the U.S.	1,396	1,176	772
Long-lived assets located in the U.S.	6,274	6,094	6,106

NOTES TO FINANCIAL STATEMENTS

Financial information by business segment follows:

In millions	Trade sales	Inter-segment sales	Total sales
Year ended December 31, 2007			
Packaging Resources	$2,650	$ 371	$3,021
Consumer Solutions[1]	2,430	1	2,431
Consumer & Office Products	1,147	–	1,147
Specialty Chemicals	493	–	493
Corporate and Other[2,3]	186	31	217
Total	6,906	403	7,309
Intersegment eliminations	–	(403)	(403)
Consolidated totals[4]	$6,906	$ –	$6,906
Year ended December 31, 2006			
Packaging Resources	$2,564	$ 389	$2,953
Consumer Solutions[1]	2,169	1	2,170
Consumer & Office Products	1,143	–	1,143
Specialty Chemicals	468	25	493
Corporate and Other[2,3]	186	33	219
Total	6,530	448	6,978
Intersegment eliminations	–	(448)	(448)
Consolidated totals[4]	$6,530	$ –	$6,530
Year ended December 31, 2005			
Packaging Resources	$2,446	$ 390	$2,836
Consumer Solutions	2,021	–	2,021
Consumer & Office Products	1,125	–	1,125
Specialty Chemicals	396	29	425
Corporate and Other[2,3]	182	31	213
Total	6,170	450	6,620
Intersegment eliminations	–	(450)	(450)
Consolidated totals[4]	$6,170	$ –	$6,170

[1] Full year 2007 and the third and fourth quarters of 2006 include the results of Calmar, acquired in July 2006.
[2] Revenue included in Corporate and Other includes specialty papers sales and timber sales of the forestry operation, and excludes proceeds from the sale of forestlands.
[3] Corporate and Other may include goodwill impairment charges, minority interest, debt retirement charges, restructuring charges and one-time costs, pension income, interest expense and income and gains on asset sales.
[4] Consolidated totals represent income from continuing operations before income taxes.

Segment profit (loss)	Depreciation, depletion and amortization	Segment assets	Capital expenditures
$ 322	$221	$3,189	$122
86	180	2,742	144
139	35	803	10
37	23	371	33
(184)	61	2,732	38
400	520	9,837	347
–	–	–	–
$ 400	$520	$9,837	$347
$ 275	$223	$3,169	$126
93	160	2,571	96
127	39	824	11
51	21	342	26
(448)	74	2,379	43
98	517	9,285	302
–	–	–	–
$ 98	$517	$9,285	$302
$ 234	$222	$3,288	$141
102	150	1,641	96
130	39	843	11
39	20	328	18
(370)	60	2,808	39
135	491	8,908	305
–	–	–	–
$ 135	$491	$8,908	$305

NOTES TO FINANCIAL STATEMENTS

S. SELECTED QUARTERLY INFORMATION (UNAUDITED)

	Years ended December 31	
In millions, except per share data	2007[1]	2006[2]
Sales:		
First	$1,552	$1,434
Second	1,706	1,570
Third	1,796	1,751
Fourth	1,852	1,775
Year	$6,906	$6,530
Gross profit:		
First	$ 243	$ 217
Second	308	252
Third	343	335
Fourth	302	327
Year	$1,196	$1,131
Net income (loss):		
First	$ (16)	$ 3
Second	32	(7)
Third	121	56
Fourth	148	41
Year	$ 285	$ 93
Net income (loss) per common share, basic and diluted:		
First	$(0.09)	$ 0.02
Second	0.17	(0.04)
Third	0.66	0.31
Fourth	0.82	0.23

[1] First quarter 2007 results include after-tax restructuring charges of $10 million, or $0.05 per share, related to employee separation costs, asset write-downs and other restructuring actions; after-tax one-time costs of $3 million, or $0.02 per share, related to the company's cost initiative; and after-tax gains of $1 million, or $0.00 per share, related to sales of forestlands. Second quarter 2007 results include after-tax restructuring charges of $5 million, or $0.03 per share, related to employee separation costs, asset write-downs and other restructuring actions; after-tax one-time costs of $5 million, or $0.03 per share, related to the company's cost initiative; and after-tax gains of $3 million, or $0.02 per share, related to sales of forestlands. Third quarter 2007 results include after-tax restructuring charges of $13 million, or $0.07 per share, related to employee separation costs, asset write-downs and other restructuring actions; after-tax one-time costs of $4 million, or $0.02 per share, related to the company's cost initiative; and after-tax gains of $56 million, or $0.31 per share, related to sales of forestlands. Fourth quarter 2007 results include after-tax restructuring charges of $26 million, or $0.14 per share, related to employee separation costs, asset write-downs and other restructuring actions; after-tax one-time costs of $3 million, or $0.02 per share, related to the company's cost initiative; and after-tax gains of $110 million, or $0.60 per share, related to sales of forestlands.

[2] First quarter 2006 results include after-tax restructuring charges of $2 million, or $0.01 per share, related to employee separation costs, asset write-downs and other restructuring actions; after-tax one-time costs of $1 million, or $0.01 per share, related to the company's cost initiative; and after-tax gains of $2 million, or $0.01 per share, related to sales of forestlands. Second quarter 2006 results include after-tax restructuring charges of $37 million, or $0.20 per share, related to employee separation costs, asset write-downs and other restructuring actions; after-tax one-time costs of $6 million, or $0.04 per share, related to the company's cost initiative; an after-tax gain of $13 million, or $0.07 per share, related to the sale of a note received as part of the consideration for the sale of the printing and writing papers business in 2005; and after-tax gains of $3 million, or $0.02 per share, related to sales of forestlands. Third quarter 2006 results include after-tax restructuring charges of $12 million, or $0.07 per share, related to employee separation costs, asset write-downs and other restructuring actions; after-tax one-time costs of $6 million, or $0.03 per share, related to the company's cost initiative; and after-tax gains of $3 million, or $0.02 per share, related to sales of forestlands. Fourth quarter 2006 results include after-tax restructuring charges of $34 million, or $0.19 per share, related to employee separation costs, asset write-downs and other restructuring actions; after-tax one-time costs of $12 million, or $0.06 per share, related to the company's cost initiative; an after-tax gain of $11 million, or $0.06 per share, related to the sale of corporate real estate; and after-tax gains of $10 million, or $0.05 per share, related to sales of forestlands.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS AND MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management's responsibility for financial statements Management is responsible for the information and representations in the accompanying consolidated financial statements and related notes as well as all other financial information contained in this report. These financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and by necessity include some amounts determined using informed estimates and assumptions.

PricewaterhouseCoopers LLP, the company's independent registered public accounting firm, was engaged to audit the consolidated financial statements and was responsible for conducting an audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). The appointment of PricewaterhouseCoopers LLP as the company's independent registered public accounting firm by the Board of Directors, on the recommendation of the Audit Committee, has been ratified each year by the shareholders. PricewaterhouseCoopers LLP's opinion on the company's consolidated financial statements is stated in their report which is included herein. The Audit Committee of the Board of Directors, composed solely of nonmanagement directors, meets regularly with the company's management, the internal audit director and representatives of the independent registered public accounting firm to discuss accounting and financial reporting matters, internal control over financial reporting, and the nature, scope and results of audits.

The Audit Committee meets with the independent registered public accounting firm both with and without management. The Committee also meets with the company's general counsel to review the company's legal compliance program as well as significant litigation issues. The independent registered public accounting firm and the director of internal audit have full and free access to the Audit Committee.

Management's report on internal control over financial reporting Management is responsible for establishing and maintaining adequate internal control over financial reporting for the company. In order to evaluate the effectiveness of internal control over financial reporting, management has conducted an assessment, including testing, using the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our assessment, under the criteria established in *Internal Control—Integrated Framework*, issued by the COSO, management has concluded that the company maintained effective internal control over financial reporting as of December 31, 2007.

John A. Luke, Jr.
Chairman and Chief Executive Officer

E. Mark Rajkowski
Senior Vice President and Chief Financial Officer

February 28, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of MeadWestvaco Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity, and cash flows present fairly, in all material respects, the financial position of MeadWestvaco Corporation and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note N to the consolidated financial statements, the company changed the manner in which it accounts for uncertain tax positions effective January 1, 2007. As discussed in Notes J and K to the consolidated financial statements, the company changed the manner in which it accounts for share-based compensation in fiscal 2006 and the manner in which it accounts for defined benefit pension and other postretirement plans effective December 31, 2006.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Richmond, Virginia
February 28, 2008

TOTAL SHAREHOLDER RETURN

This graph compares on a relative basis the cumulative total return to stockholders on MeadWestvaco's common stock from December 31, 2002, plus reinvested dividends and distributions through December 31, 2007, with the return on the Standard & Poor's 500 Stock Index (S&P 500) and the Standard & Poor's Paper & Forest Products Index (S&P Paper Index), the company's peer group index. As of December 31, 2007, the S&P Paper Index included MeadWestvaco, International Paper and Weyerhaeuser, and has been MeadWestvaco's traditional peer index. This graph assumes $100 was invested on December 31, 2002, in each of the following: the company's common stock, the S&P 500 Index and the S&P Paper Index. This graph should not be taken to imply any assurance that past performance is predictive of future performance.


S&P Paper & Forest Products
S&P 500
MeadWestvaco
$180
$160
$140
$120
$100
$80
Dec 02
Dec 03
Dec 04
Dec 05
Dec 06
Dec 07

BOARD OF DIRECTORS

JOHN A. LUKE, JR.
Chairman and
Chief Executive Officer
MeadWestvaco Corporation

MICHAEL E. CAMPBELL
Chairman, President and
Chief Executive Officer
Arch Chemicals, Inc.

DR. THOMAS W. COLE, JR.
Interim Chancellor
University of Massachusetts
at Amherst
Retired President
Clark Atlanta University

JAMES G. KAISER
Chairman and
Chief Executive Officer
Avenir Partners, Inc.

RICHARD B. KELSON
Operating Advisor
Pegasus Capital Advisors, L.P.
Retired Executive Vice President
and Chief Financial Officer
Alcoa, Inc.

JAMES M. KILTS
Founding Partner
Centerview Partners
Management LLC
Former Vice Chairman
The Procter & Gamble Company
Former Chairman and
Chief Executive Officer
The Gillette Company

SUSAN J. KROPF
Retired President and
Chief Operating Officer
Avon Products, Inc.

DOUGLAS S. LUKE
President and
Chief Executive Officer
HL Capital, Inc.

ROBERT C. MCCORMACK
Founding Partner
Trident Capital, Inc.

TIMOTHY H. POWERS
Chairman, President and
Chief Executive Officer
Hubbell, Inc.

EDWARD M. STRAW
Retired President of
Global Operations
The Estée Lauder
Companies, Inc.
Vice Admiral
United States Navy
(Retired)

JANE L. WARNER
Executive Vice President
Illinois Tool Works, Inc.

MEADWESTVACO MANAGEMENT

LEADERSHIP TEAM

JOHN A. LUKE, JR.
Chairman and
Chief Executive Officer

JAMES A. BUZZARD
President

MARK S. CROSS
Senior Vice President

E. MARK RAJKOWSKI
Senior Vice President and
Chief Financial Officer

LINDA V. SCHREINER
Senior Vice President

BRUCE V. THOMAS
Senior Vice President

MARK T. WATKINS
Senior Vice President

WENDELL L. WILLKIE II
Senior Vice President,
General Counsel and
Secretary

DIVISION / GROUP LEADERS

DR. ROBERT K. BECKLER
President
Specialty Chemicals Division

ROBERT A. FEESER
President
Packaging Resources Group

DR. JACK C. GOLDFRANK
President
Center for Packaging Innovation

MARK V. GULLING
President
Global Business Services

MICHAEL J. HUTH
President and General Manager
Specialty Papers Division

JOHN P. MCKERNAN
President
MeadWestvaco Calmar

NEIL A. MCLACHLAN
President
Consumer & Office
Products Group

STEPHEN R. SCHERGER
President
Consumer Solutions Group
Americas

KENNETH T. SEEGER
Senior Vice President
and President
Community Development and
Land Management Group

CORPORATE OFFICERS

JOHN E. BANU
Controller

ROBERT E. BIRKENHOLZ
Treasurer

JOHN J. CARRARA
Assistant Secretary and
Associate General Counsel

DONNA OWENS COX
Vice President

DIRK J. KROUSKOP
Vice President

NED W. MASSEE
Vice President

WORLDWIDE LOCATIONS

HEADQUARTERS

Richmond, Virginia

PACKAGING RESOURCES

Blumenau, Brazil
Campinas, Brazil
Cottonton, Alabama
Covington, Virginia
Evadale, Texas
Feira de Santana, Brazil
Low Moor, Virginia
Manaus, Brazil
North Charleston, South Carolina
Pacajus, Brazil
Silsbee, Texas
Summerville, South Carolina
Tres Barras, Brazil
Valinhos, Brazil
Venlo, The Netherlands

CONSUMER SOLUTIONS

Ajax, Canada
Atlanta, Georgia
Barcelona, Spain
Bilbao, Spain
Bristol, United Kingdom
Buenos Aires, Argentina
Bydgoszcz, Poland
Caguas, Puerto Rico
Chateauroux, France
Corby, United Kingdom
Deols, France
Drunen, The Netherlands
Dublin, Ireland
Elizabethtown, Kentucky
Enschede, The Netherlands
Freden, Germany
Grandview, Missouri
Graz, Austria
Grover, North Carolina
Hemer, Germany
Jacksonville, Illinois
Krakow, Poland
Lanett, Alabama
Littlehampton, United Kingdom
London, United Kingdom
Louisa, Virginia
Manaus, Brazil
Mebane, North Carolina
Melrose Park, Illinois
Milan, Italy
Moscow, Russian Federation
New York City, New York
Pittsfield, Massachusetts
Roosendaal, The Netherlands
San Luis Potosi, Mexico
Sao Paulo, Brazil
Seoul, South Korea
Shimada, Japan
Slough, United Kingdom
Smyrna, Georgia
Svitavy, Czech Republic
Swindon, United Kingdom
Thalgau, Austria
Tijuana, Mexico
Tokyo, Japan
Toronto, Canada
Trier, Germany
Troyes, France
Uden, The Netherlands
Valinhos, Brazil
Warrington, Pennsylvania
Warsaw, Poland
Washington Court House, Ohio
Winfield, Kansas
Wuxi, People's Republic of China

CONSUMER & OFFICE PRODUCTS

Alexandria, Pennsylvania
Atlanta, Georgia
Bauru, Brazil
Dallas, Texas
Enfield, Connecticut
Indianapolis, Indiana
Kenosha, Wisconsin
Kettering, Ohio
Los Angeles, California
Sidney, New York
Springfield, Massachusetts
Toronto, Canada
Williamsburg, Pennsylvania

SPECIALTY CHEMICALS

Albuquerque, New Mexico
Covington, Virginia
DeRidder, Louisiana
North Charleston, South Carolina
Shaxian, People's Republic of China
Waynesboro, Georgia
Wickliffe, Kentucky

SPECIALTY PAPERS

Potsdam, New York
South Lee, Massachusetts

COMMUNITY DEVELOPMENT AND LAND MANAGEMENT/ FORESTRY CENTERS

Rupert, West Virginia
Summerville, South Carolina
Tres Barras, Brazil
Waverly Hall, Georgia

RESEARCH FACILITIES

North Charleston, South Carolina
Raleigh, North Carolina
Shekou Shenzhen, People's Republic of China
Tres Barras, Brazil

WORLDWIDE LOCATIONS, continued

SALES

Ajax, Canada
Aliso Viejo, California
Atlanta, Georgia
Bangkok, Thailand
Barcelona, Spain
Bartlett, Illinois
Belo Horizonte, Brazil
Birmingham, United Kingdom
Blumenau, Brazil
Brussels, Belgium
Budapest, Hungary
Buenos Aires, Argentina
Bydgoszcz, Poland
Caguas, Puerto Rico
Cape Town, South Africa
Charlotte, North Carolina
Chicago, Illinois
Chichester, United Kingdom
Cincinnati, Ohio
Coppel, Texas
Coral Gables, Florida
Corby, United Kingdom
Corona, California
Courbevoie, France
Covington, Virginia
Curitiba, Brazil
Del Miguel Hidalgo, Mexico
DeRidder, Louisiana
Dublin, Ireland
Dusseldorf, Germany
East Rutherford, New Jersey
Ellerslie, New Zealand
Emanuele, Italy
Epping, Australia
Enschede, The Netherlands
Flemington, New Jersey
Fortaleza, Brazil
Garner, North Carolina
Graz, Austria
Grover, North Carolina
Hong Kong, People's Republic of China
Indianapolis, Indiana
Itasca, Illinois
Jacksonville, Illinois
Klaj, Poland
Kuala Lumpur, Malaysia
Lake in the Hills, Illinois
Littleborough Lancs, United Kingdom
Littlehampton, United Kingdom
London, United Kingdom
Londrina, Brazil
Los Angeles, California
Louisville, Kentucky
Manaus, Brazil
Mason, Ohio
Maurepas, France
Mebane, North Carolina
Melrose Park, Illinois
Mexico City, Mexico
Miami, Florida
Mississauga, Canada
Moscow, Russian Federation
Mumbai, India
New York City, New York
North Brunswick, New Jersey
Petrolina, Brazil
Phenix City, Alabama
Piaseczno, Poland
Pittsfield, Massachusetts
Porto Alegre, Brazil
Powell, Ohio
Recife, Brazil
Republic of Singapore
Rio de Janeiro, Brazil
Roosendaal, The Netherlands
Rosieres-Pres-Troyes, France
Roswell, Georgia
Rumson, New Jersey
Saint-Mande, France
Salvador, Brazil
Santiago, Chile
Sao Paulo, Brazil
Schaumburg, Illinois
Seoul, South Korea
Shanghai, People's Republic of China
Shekou Shenzhen, People's Republic of China
Smyrna, Georgia
South Lee, Massachusetts
Springfield, Massachusetts
St. Savior Jersey, United Kingdom
Svitavy, Czech Republic
Swindon, United Kingdom
Sydney, Australia
Taipei, Taiwan
Tecate, California
Thalgau, Austria
The Woodlands, Texas
Tinton Falls, New Jersey
Tokyo, Japan
Trier-Ehrang, Germany
Uberlandia, Brazil
Uden, The Netherlands
Venlo, The Netherlands
Vienna, Austria
Vila Velha, Brazil
Warrington, Pennsylvania
Warszawa, Poland
Woodbridge, Canada

SHAREHOLDER INFORMATION

COMPANY PROFILE

MeadWestvaco provides packaging solutions and products to many of the world's best-known companies and most-admired brands. With a presence in more than 30 countries, our research, design, manufacturing and distribution capabilities serve leaders in the food and beverage, media and entertainment, personal care, home and garden, cosmetics, and healthcare industries. We also have market-leading positions in our Consumer & Office Products and Specialty Chemicals businesses. In our values and in our operations, we act on the principle of sustainability—creating value for shareholders while fulfilling our environmental, social and economic responsibilities. MeadWestvaco manages all of its forestlands in accordance with internationally recognized forest certification standards, and we have been selected for the Dow Jones Sustainability Indexes for a fourth consecutive year.

ANNUAL MEETING OF SHAREHOLDERS

The next meeting of shareholders will be held on Monday, April 28, 2008, at 11:00 a.m.
Waldorf Astoria Hotel
301 Park Avenue
New York, NY 10022

STOCK EXCHANGE LISTING

Symbol: MWV
New York Stock Exchange

MeadWestvaco Corporation common stock can be issued in direct registration (book entry or uncertificated) form. The stock is DRS (Direct Registration System) eligible.

CEO/CFO CERTIFICATIONS

The most recent certifications by our Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Annual Report on Form 10-K for the fiscal year ended December 31, 2007. We have also filed with the New York Stock Exchange the most recent Annual CEO Certification as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

INFORMATION REQUESTS

Corporate Secretary
MeadWestvaco Corporation
Five High Ridge Park
Stamford, Connecticut 06905
A copy of the Company's annual report filed with the Securities and Exchange Commission (Form 10-K) will be furnished without charge to any shareholder upon written request to the address written above.
Telephone +1 203 461 7502
toll-free in the United States and Canada +1 800 432 9874

INVESTOR RELATIONS

Please visit the MeadWestvaco Corporation Investor Relations site at http://us.meadwestvaco.com/AboutUs/InvestorRelations/index.htm. On this site you can order financial documents online, send email inquiries and review additional information about the company.

DIRECT PURCHASE AND SALES PLAN

The BuyDIRECT℠ Plan, administered by BNY Mellon, provides existing shareholders and interested first-time investors a direct, convenient and affordable alternative for buying and selling MeadWestvaco shares. Contact BNY Mellon Shareowner Services for an enrollment form and brochure that describes the Plan fully.

TRANSFER AGENT AND REGISTRAR

For BuyDIRECT℠ Plan enrollment and other shareholder inquiries:
MeadWestvaco Corporation
c/o BNY Mellon Shareowner Services
PO Box 358015
Pittsburgh, PA 15252 8015

For BuyDIRECT℠ Plan sales, liquidations, transfers, withdrawals or optional cash investments (please use bottom portion of advice or statement):
MeadWestvaco Corporation
c/o BNY Mellon Shareowner Services
PO Box 358015
Pittsburgh, PA 15252 8015

To send certificates for transfer or change of address:
MeadWestvaco Corporation
c/o BNY Mellon Shareowner Services
PO Box 358015
Pittsburgh, PA 15252 8015

All telephone inquiries:
+1 866 455 3115 toll-free in the United States and Canada
+1 201 680 6685 outside the United States and Canada

All email inquiries:
shrrelations@bnymellon.com

On the Internet at:
www.bnymellon.com/shareowner/isd

Design: VSA Partners, Inc. Printing: Classic Color Photography: Tom Maday, Quentin Shih, Mark Smalling and Tony Sylvestro Cover: MWV Tango® Advantage C2S 10 pt / 234 gsm
Printed on recycled paper containing 20% postconsumer waste.

CORPORATE HEADQUARTERS
MeadWestvaco Corporation
11013 West Broad Street
Glen Allen, VA 23060-5937
+1 804 327 5200 TEL
meadwestvaco.com

How brands take shape™

meadwestvaco.com

MeadWestvaco Corporation
11013 West Broad Street
Glen Allen, Virginia 23060

MWV

March 24, 2008

Dear Fellow Stockholders:

You are cordially invited to join us at the 2008 Annual Meeting of Stockholders of MeadWestvaco Corporation. The meeting will begin at 11:00 a.m., local time, on Monday, April 28, 2008. The meeting will take place in the Jade Room of the Waldorf=Astoria Hotel at 301 Park Avenue, New York, New York.

Please vote on all matters listed in the enclosed Notice of 2008 Annual Meeting of Stockholders. This year our proxy material includes three proposals. Your Board of Directors recommends voting **FOR Proposal 1**, the election of nine of our directors; **FOR Proposal 2**, the ratification of the appointment of our independent registered public accounting firm; and **FOR Proposal 3**, approval of a proposal to amend our Amended and Restated Certificate of Incorporation to permit the adoption of majority voting in uncontested director elections. Please refer to the proxy statement for detailed information on each of the proposals and the Annual Meeting.

Your interest in your company as demonstrated by the representation of your shares at our Annual Meeting is a great source of strength for your company. Your vote is very important to us and, accordingly, whether or not you expect to attend the meeting, we ask that you sign, date and promptly return the enclosed proxy.

Very truly yours,

John A. Luke, Jr.
Chairman and
Chief Executive Officer

MeadWestvaco Corporation

Notice of 2008 Annual Meeting of Stockholders

The 2008 Annual Meeting of Stockholders of MeadWestvaco Corporation will be held on Monday, April 28, 2008, at 11:00 a.m., local time, at the Waldorf=Astoria Hotel at 301 Park Avenue, New York, New York. Stockholders will be asked to vote on the following matters:

1. To elect nine directors for a term of one year each and until their successors are elected and qualified;
2. To consider and vote upon a proposal to ratify the action of the Audit Committee of the Board of Directors in appointing PricewaterhouseCoopers LLP as the company's independent registered public accounting firm for the year 2008;
3. To consider and vote on a proposal to amend our Amended and Restated Certificate of Incorporation to permit the adoption of majority voting in uncontested director elections; and
4. To transact other business that may properly come before the Annual Meeting.

All holders of common stock of record at the close of business on February 29, 2008 will be entitled to receive notice of and to vote at the Annual Meeting and at any adjournment or postponement thereof. A list of those stockholders will be available for inspection at the executive offices of MeadWestvaco and will also be available for inspection at the Annual Meeting. **Whether or not you expect to be at the meeting, please sign, date and promptly return the enclosed proxy [or vote by telephone or electronically, as described on the proxy card].**

By Order of the Board of Directors

Wendell L. Willkie, II
Senior Vice President, General Counsel and Secretary

March 24, 2008

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be Held on April 28, 2008

The proxy statement and annual report to shareholders and the means to vote by Internet are available at www.meadwestvaco.com/proxymaterials.

Proxy Statement

MeadWestvaco Corporation
11013 West Broad Street
Glen Allen, Virginia 23060

Your Board of Directors is providing you with this Proxy Statement in connection with the Board's solicitation of proxies for the 2008 Annual Meeting of Stockholders of MeadWestvaco Corporation ("MeadWestvaco" or the "company") to be held on April 28, 2008 at 11:00 a.m., local time, at the Waldorf=Astoria Hotel, 301 Park Avenue, New York, New York, or any adjournment or postponement thereof. On or about March 24, 2008, we will mail the Proxy Statement, a proxy card, and the Annual Report of MeadWestvaco for the year 2007 to stockholders of record of MeadWestvaco common stock at the close of business on February 29, 2008. Although the Annual Report and Proxy Statement are being mailed together, the Annual Report should not be deemed to be part of the Proxy Statement.

Who is entitled to vote at the meeting?
Only holders of record of MeadWestvaco's common stock at the close of business on February 29, 2008 will be entitled to vote.

What are the voting rights of the holders of MeadWestvaco common stock?
Each share of outstanding common stock will be entitled to one vote on each matter considered at the meeting.

Who can attend the meeting?
Attendance at the meeting will be limited to holders of record as of February 29, 2008, or their authorized representatives (not to exceed one per stockholder), management, the Board and guests of management.

What constitutes a quorum?
The presence, in person or by proxy, of the holders of a majority of the votes entitled to be cast at the Annual Meeting is necessary to constitute a quorum. As of the record date, February 29, 2008, 173,717,885 shares of MeadWestvaco common stock, representing the same number of votes, were outstanding. Therefore, the presence of the holders of record of common stock representing at least 86,858,943 votes will be required to establish a quorum.

How do I vote?
It is important that your stock be represented at the meeting. Whether or not you plan to attend, please sign, date and return the enclosed proxy promptly in order to be sure that your shares will be voted. If you are a registered stockholder (that is, if you hold your stock in certificate form, in safekeeping or if you participate in the MeadWestvaco Savings Plan), and attend the meeting, you may deliver your completed proxy card in person. "Street name" stockholders (that is, those who hold their stock through a broker or other nominee) who wish to vote at the meeting will need to obtain a proxy form from the institution that holds their shares.

Can I vote by telephone or electronically?
If you are a registered stockholder, you may vote by telephone, or electronically through the Internet, by following the instructions included with your proxy card. The deadline for voting by telephone or electronically is 5:00 p.m., Eastern Daylight Time, on April 27, 2008. If your shares are held in "street name," please check your voting instruction form or contact your broker or nominee to determine whether you will be able to vote by telephone or electronically.

Can I change my vote after I return my proxy card?
Yes. You may revoke your proxy at any time before it is voted at the meeting by submitting a written revocation or a new proxy to the Secretary of MeadWestvaco, or by attending and voting at the Annual Meeting.

What vote is required to approve each item?

Election of Directors. The nine director nominees receiving the highest number of all votes cast for directors will be elected. A properly executed proxy marked "Withhold Authority" with respect to the election of one or more directors will not be voted with respect to the director or directors indicated, although it will be counted for purposes of determining whether there is a quorum.

Other Items. The affirmative vote of the majority of the shares present in person or represented by proxy at the Annual Meeting and entitled to vote on the subject matter is required to approve the other matters to be acted upon at the Annual Meeting. In addition, in the case of the vote upon the proposal to amend the company's Amended and Restated Certificate of Incorporation to permit the adoption of majority voting in uncontested director elections, the total number of votes cast in favor of the proposal must represent a majority of the outstanding shares. A properly executed proxy marked "Abstain" with respect to any such matter will not be voted, although it will be counted as entitled to vote on the matter. Accordingly, an abstention will have the effect of a negative vote. Abstentions will be counted in determining whether there is a quorum.

If you hold your shares in "street name," your broker or nominee may not be permitted to exercise voting discretion with respect to some of the matters to be acted upon. Thus, if you do not give your broker or nominee specific instructions, your shares may not be voted on those matters and will not be counted in determining the number of shares necessary for approval. Shares represented by such "broker non-votes," however, will be counted in determining whether there is a quorum.

What are the Board's recommendations?

All shares of MeadWestvaco common stock entitled to vote and represented by properly executed proxies received prior to the Annual Meeting, and not revoked, will be voted as instructed on those proxies. If no instructions are indicated, the shares will be voted as recommended by the Board of Directors. The Board's recommendation is set forth together with the description of each item in this Proxy Statement. In summary, the Board recommends a vote:

- ***FOR*** election of the nominated slate of directors (see Item 1);
- ***FOR*** ratification of the appointment of PricewaterhouseCoopers LLP as the company's independent registered public accounting firm for 2008 (see Item 2); and
- ***FOR*** approval of a proposal to amend our Amended and Restated Certificate of Incorporation to permit the adoption of majority voting in uncontested director elections (see Item 3).

If any other matters are properly presented at the Annual Meeting, and any adjournment or postponement thereof, for consideration, the persons named in the enclosed form of proxy will have discretion to vote on those matters in accordance with their own judgment to the same extent as the person signing the proxy would be entitled to vote. The company does not currently anticipate that any other matters will be raised at the Annual Meeting.

Ownership of Directors and Executive Officers

How much stock do the company's directors and executive officers own?

The following table shows the amount of MeadWestvaco common stock beneficially owned, unless otherwise indicated, by our directors, the executive officers named in the Summary Compensation Table and the directors and executive officers as a group. Except as otherwise indicated and subject to applicable community property laws, each owner has sole voting and investment powers with respect to the securities listed.

Name	Shares Beneficially Owned(1)	Options Exercisable Within 60 Days	Percent of Class
Directors			
Michael E. Campbell(2)	21,889	8,820	*
Dr. Thomas W. Cole, Jr.(2)	21,452	8,820	*
James G. Kaiser(2)	24,389	5,913	*
Richard B. Kelson(2)	16,879	4,455	*
James M. Kilts(2)	3,731	0	*
John A. Krol(2)(6)	24,711	5,913	*
Susan J. Kropf(2)	23,887	5,913	*
Douglas S. Luke(2)(3)	62,342	8,820	*
John A. Luke, Jr.(4)	1,273,235	1,029,490	*
Robert C. McCormack(2)	18,494	4,455	*
Timothy H. Powers(2)	6,355	0	*
Edward M. Straw(2)	6,019	0	*
Jane L. Warner(2)	22,083	8,044	*
Other Named Executive Officers			
James A. Buzzard(5)	418,213	359,477	*
E. Mark Rajkowski(5)	136,270	84,094	*
Mark T. Watkins(5)	160,380	135,351	*
Wendell L. Willkie, II(5)	277,244	247,157	*
All Directors and Executive Officers as a Group (23 persons)	2,819,777	2,168,659	1.6%

* Less than 1% of MeadWestvaco common stock.

(1) Information concerning beneficial ownership of shares is as of February 29, 2008, the most recent practicable date. Includes the number of shares of which such person has the right to acquire beneficial ownership as of February 29, 2008, and which such person will have the right to acquire beneficial ownership within 60 days thereafter (shares are also set forth in the column "Options Exercisable Within 60 Days"). Also includes shares granted under the MeadWestvaco Corporation Restricted Stock Plan. Restricted shares may be voted but not disposed of during the restriction period.

(2) Each non-employee director holds 12,099 stock units (representing the same number of shares of MeadWestvaco common stock) granted under the MeadWestvaco Corporation Compensation Plan for Non-Employee Directors, with the exception of Mr. Straw, who holds 6,019 stock units, Mr. Powers, who holds 5,355 stock units, and Mr. Kilts, who holds 3,731 stock units. The rights of each non-employee director in respect of these stock units are vested at all times, and distributions of the stock units are required to be made in MeadWestvaco common stock on the earliest practicable date following the end of the calendar quarter in which the director's board membership is terminated.

(3) Includes 15,778 MeadWestvaco shares held in a trust of which Mr. Luke is a co-trustee.

(4) Includes 31,592 MeadWestvaco shares held indirectly through employee benefit plans and 26,881 shares held in trust for members of Mr. Luke's immediate family.

(5) Includes MeadWestvaco shares held indirectly through employee benefit plans by Messrs. Buzzard, Rajkowski, Watkins and Willkie in the amounts of 21,222 shares, 1,188 shares, 2,795 shares and 10,464 shares, respectively.

(6) Mr. Krol retired from the Board effective December 31, 2007.

Ownership of Certain Beneficial Owners

Who are the largest owners of the company's stock?

Based upon Schedule 13D and 13G filings with the Securities and Exchange Commission, the following investment advisers are believed to have beneficial ownership (as defined for certain purposes by the Securities and Exchange Commission) of more than 5% of the company's common stock by virtue of having investment authority and, to some extent, voting authority over the number of shares indicated.

	Shares	Percent of Class*
Capital Research Global Investors(1) 333 South Hope Street Los Angeles, CA 90071	9,343,200	5.4%
Capital World Investors and The Income Fund of America, Inc.(2) 333 South Hope Street Los Angeles, CA 90071	12,650,700	7.3%
TCW Group, Inc.(3) 865 South Figueroa Street Los Angeles, CA 90017	12,869,254	7.4%
T. Rowe Price Associates, Inc.(4) 100 E. Pratt Street Baltimore, MD 21202	9,874,016	5.7%

* As of December 31, 2007, based on 173,837,246 shares outstanding as of that date.

(1) Based on Schedule 13G filed by Capital Research Global Investors on February 11, 2008. The reporting person has sole voting power with respect to 5,258,200 shares, shared voting power with respect to no shares, sole dispositive power with respect to 9,343,200 shares, and shared dispositive power with respect to no shares.

(2) Based on Schedule 13G filed by Capital World Investors and The Income Fund of America, Inc. on February 11, 2008. The reporting person has sole voting power with respect to 12,650,696 shares, shared voting power with respect to no shares, sole dispositive power with respect to 12,650,700 shares, and shared dispositive power with respect to no shares.

(3) Based on Schedule 13G/A filed by TCW Group, Inc. on February 11, 2008. The reporting person has sole voting power with respect to no shares, shared voting power with respect to 10,953,801 shares, sole dispositive power with respect to no shares and shared dispositive power with respect to 12,869,254 shares.

(4) Based on Schedule 13G filed by T. Rowe Price Associates, Inc. on February 13, 2008. The reporting person has sole voting power with respect to 1,937,617 shares, shared voting power with respect to no shares, sole dispositive power with respect to 9,874,016 shares and shared dispositive power with respect to no shares.

The MeadWestvaco stock ownership plans for salaried and hourly employees held, as of March 1, 2008, an aggregate amount of 9,570,835 MeadWestvaco shares, or approximately 5.5% of the total outstanding, for which full voting rights are exercisable by members of the plans. As of that date, there were approximately 13,972 participants in these plans.

Corporate Governance

1. Election of Directors

Nine directors will be elected to hold office for the terms set forth below. There is no provision for cumulative voting in the election of directors. At the meeting, the Corporate Secretary or Assistant Secretary named in the enclosed proxy (or a substitute) will, if authorized, vote the shares covered by such proxy for election of the nine nominees for directors listed on pages 6 and 7.

The present nominees, Michael E. Campbell, Dr. Thomas W. Cole, Jr., James M. Kilts, Susan J. Kropf, Douglas S. Luke, Robert C. McCormack, Timothy H. Powers, Edward M. Straw and Jane L. Warner, if elected, will be elected for terms expiring at the 2009 Annual Meeting of Stockholders and until their successors are elected and qualified. **The Board of Directors unanimously recommends a vote FOR the named nominees**. Should any of these nominees become unavailable for election for any reason presently unknown, the Corporate Secretary or Assistant Secretary named in the enclosed proxy (or a substitute) will vote for the election of such other person or persons, if any, as the Board of Directors may recommend, or the Board may decrease the size of the Board.

James G. Kaiser, Richard B. Kelson and John A. Luke, Jr. will continue to serve for a term expiring at the 2009 Annual Meeting.

In 2006, the company's stockholders approved an amendment to the company's Amended and Restated Certificate of Incorporation in order to phase out the three-year staggered terms of our directors and to provide instead for the annual election of all directors. Those directors previously elected to three-year terms by stockholders will complete their terms and, beginning in 2007 directors standing for election are elected to one-year terms of office.

All of the preceding 12 persons currently serve as directors of MeadWestvaco and have done so since the combination of The Mead Corporation and Westvaco Corporation was completed in January 2002 with the exception of Edward M. Straw who became a director in the fall of 2005, Timothy H. Powers who became a director in January 2006 and James M. Kilts who became a director in October 2006. Set forth on the following pages is the principal occupation of, and certain other information regarding, the nominees and the other directors who will continue to serve after the Annual Meeting.

Nominees for Election as Directors for a Term of One Year Expiring in 2009

Name	Age*	Director of MeadWestvaco Since
MICHAEL E. CAMPBELL Chairman, President and Chief Executive Officer, Arch Chemicals, Inc., since 1999. Director: American Chemistry Council, National Association of Manufacturers (Vice Chairman), Milliken & Company.	60	2002
DR. THOMAS W. COLE, JR. Interim Chancellor, University of Massachusetts at Amherst, since 2007. President and Chief Executive Officer, Great Schools Atlanta, 2004-2006. President Emeritus since 2002 and President, 1989-2002, Clark Atlanta University.	67	2002
JAMES M. KILTS Founding Partner, Centerview Partners Management, LLC, since 2006. Vice Chairman, The Procter & Gamble Company, 2005-2006. Chairman, President and Chief Executive Officer, The Gillette Company, 2001-2005. President and Chief Executive Officer, Nabisco Holdings Corporation, 1998-2000. Director: The New York Times Company (2005-2008), Metropolitan Life Insurance Company, Pfizer, Inc. Member: Board of Trustees, Knox College; Board of Trustees, University of Chicago, Board of Overseers of Weill Cornell Medical College.	60	2006
SUSAN J. KROPF President and Chief Operating Officer, Avon Products, Inc., 2001-2006; Chief Operating Officer, North America and Global Business Operations, 1999-2001, Director, 1998-2006. Director: Coach, Inc., The Kroger Company, The Sherwin-Williams Company, Wallace Foundation.	59	2002
DOUGLAS S. LUKE President and Chief Executive Officer, HL Capital, Inc., a private investment company with diversified interests in marketable securities and private equities, since 1999. Managing Member, Lamont Partners, LLC., since 1999. Director: Regency Centers Inc. Trustee: The Adirondack Council, National Outdoor Leadership School.	66	2002
ROBERT C. McCORMACK Founding Partner, Trident Capital, Inc., a private equity investment firm, since 1993, Advisory Director, 2005. Director: DeVry, Inc., Illinois Tool Works, Inc., The Northern Trust Corporation, Performance Equity Management, LLC, The Rehabilitation Institute of Chicago, Naval Institute Foundation, Poetry Foundation, Marine Corps Law Enforcement Foundation.	68	2002

* Ages of directors are as of March 1, 2008.

Nominees for Election as Directors for a Term of One Year Expiring in 2009

Name	Age*	Director of MeadWestvaco Since
TIMOTHY H. POWERS Chairman, President and Chief Executive Officer, Hubbell Incorporated since September 2004; President and Chief Executive Officer, 2001-2004; Senior Vice President and Chief Financial Officer, 1998-2001. Director: National Electrical Manufacturers Association. Board of Trustees, Manufacturers Alliance/MAPI. Board of Governors, The Electrical Manufacturers Club.	59	2006
EDWARD M. STRAW President of Global Operations, Estee Lauder Companies, 2000-2004; Senior Vice President, Global Supply Chain and Manufacturing, Compaq Computer Corporation, 1998-2000; President, Ryder Integrated Logistics, 1997-1998. Prior to joining the private sector, Mr. Straw had a 35 year career in the U.S. Navy, retiring as a three-star Vice Admiral in 1996. Director: Eddie Bauer Holding Inc., Panther Expedited Services, Inc., Odyssey Logistics & Technology, Ply-Gem Industries. Board of Advisors of The George Washington University. Trustee: U.S. Naval Academy Foundation.	68	2005
JANE L. WARNER Executive Vice President, since 2007, Group Vice President, 2005-2007, Worldwide Finishing Systems, Illinois Tool Works, Inc.; President, Plexus Systems, 2004-2005; Vice President, EDS and President, Global Manufacturing and Communications Industries, 2002-2004; Managing Director, Automotive Industry Group, 2000-2002. Director: Tenneco Corporation. Trustee: Kettering University Board of Trustees.	61	2002

* Ages of directors are as of March 1, 2008.

Directors Whose Terms Expire in 2009

Name	Age*	Director of MeadWestvaco Since
JAMES G. KAISER Chairman and Chief Executive Officer, Avenir Partners, Inc., since 1998. Manager, Kaiser Ridgeway LLC, since 2002, Manager, Ridgeway Avenir, LLC, since 2001. Chairman and Chief Executive Officer, Pelican Banners & Signs, Inc., 2001-2003. President and Chief Executive Officer of Quanterra Incorporated 1994-1996. Director: Sunoco, Inc.	65	2002
RICHARD B. KELSON Operating Advisor, Pegasus Capital Advisors, L.P., since 2006. Chairman's Counsel, Alcoa, Inc., 2006; Executive Vice President and Chief Financial Officer, 1997-2005. Director: PNC Financial Services, Lighting Science Group Corporation. Member, University of Pittsburgh School of Law Board of Visitors.	61	2002
JOHN A. LUKE, JR. Chairman and Chief Executive Officer, MeadWestvaco Corporation, since 2002. Chairman, President and Chief Executive Officer, MeadWestvaco, 2002-2003. Chairman, President and Chief Executive Officer, Westvaco Corporation, 1996-2002. Director: American Forest and Paper Association, The Bank of New York Mellon, The Timken Company, FM Global, National Association of Manufacturers (Executive Committee Member). Chairman, Sustainable Forestry Initiative, Inc. Member, President's Export Council. Trustee: American Enterprise Institute for Public Policy Research, American Forest Foundation.	59	2002

* Ages of directors are as of March 1, 2008.

Director Compensation

How are directors compensated?

Each non-employee director of the company receives $55,000 as an annual cash retainer for service as a director. Board members may elect to defer this compensation under the MeadWestvaco Corporation Compensation Plan for Non-Employee Directors. Directors have the opportunity to defer all or a portion of their annual cash retainer. Directors who are also employees of the company receive no additional compensation for service as a director.

Each year, non-employee directors also receive a grant of MeadWestvaco stock units equivalent to $80,000 at the time of grant. Distributions of stock units are made in MeadWestvaco common stock upon termination of a director's board membership.

In addition to the compensation described above, the Audit Committee Chair receives a $20,000 annual retainer, the Compensation and Organization Development Committee Chair receives a $15,000 annual retainer and the Chair of each of the standing Committees receives an annual retainer of $10,000. Each of the members of the Audit Committee, other than the Chair, receives an annual retainer of $10,000. The lead director receives an annual retainer of $25,000.

How often did the Board meet during 2007?

During 2007, the Board of Directors met six times, and no incumbent director attended fewer than 75 percent of the aggregate of: (1) the total number of meetings of the Board of Directors held in 2007 while he or she was a director and (2) the total number of meetings held in 2007 by all committees of the Board of Directors on which he or she served while he or she was a director.

Non-Employee Director Compensation Table

Name	Fees Earned or Paid in Cash $(1)	Stock Awards $	All Other Compensation $(2)	Total Compensation $
Michael E. Campbell(3)	$75,000	$80,000	$2,500	$157,500
Dr. Thomas W. Cole, Jr.	$65,000	$80,000		$145,000
James G. Kaiser	$65,000	$80,000		$145,000
Richard B. Kelson	$75,000	$80,000		$155,000
James M. Kilts	$55,000	$80,000	$5,000	$140,000
John A. Krol(5)	$55,000	$80,000	$2,500	$137,500
Susan J. Kropf	$70,000	$80,000		$150,000
Douglas S. Luke	$55,000	$80,000		$135,000
Robert C. McCormack	$65,000	$80,000	$2,500	$147,500
Timothy H. Powers(4)	$71,667	$80,000		$151,667
Edward M. Straw	$65,000	$80,000		$145,000
Jane L. Warner	$65,000	$80,000		$145,000

(1) This column includes fees earned or paid in cash, representing annual retainer, lead director retainer, committee chair retainer and audit committee member retainer.

(2) The amounts included in this column represent matching contributions by the MeadWestvaco Foundation with respect to charitable contributions made by the director.

(3) Fees paid to Mr. Campbell also include pro rata cash retainer for service as lead director beginning August 2007.

(4) Fees paid to Mr. Powers also include pro rata cash retainer for service as Chair of the Nominating and Governance Committee beginning August 2007.

(5) Mr. Krol retired from the Board effective December 31, 2007.

(6) The table below reflects for each director, the aggregate number of outstanding stock and option awards at fiscal year end, December 31, 2007. In January 2004 the Board of Directors discontinued the practice of providing an automatic annual grant of a stock option award to each director covering 1,500 shares of MeadWestvaco common stock.

	Stock Options	Phantom Stock Grants	Total Shares Subject to Outstanding Awards as of 12/31/07
Michael E. Campbell	8,820	12,099	20,919
Dr. Thomas W. Cole, Jr.	8,820	12,099	20,919
James G. Kaiser	5,913	12,099	18,012
Richard B. Kelson	4,455	12,099	16,554
James M. Kilts	0	3,731	3,731
John A. Krol*	5,913	12,099	18,012
Susan J. Kropf	5,913	12,099	18,012
Douglas S. Luke	8,820	12,099	20,919
Robert C. McCormack	4,455	12,099	16,554
Timothy H. Powers	0	5,355	5,355
Edward M. Straw	0	6,019	6,019
Jane L. Warner	8,044	12,099	20,143

* Mr. Krol retired from the Board effective December 31, 2007.

Board Committees

What committees has the Board established?

MeadWestvaco currently has five principal standing committees of the Board of Directors: Audit; Compensation and Organization Development; Finance; Nominating and Governance; and The Committee on Safety, Health and the Environment. Each of these committees operates under a written charter adopted by the Board of Directors and included on the company's website. Printed copies are available to any stockholder upon request. MeadWestvaco also has an Executive Committee that may be convened under certain circumstances when a special meeting of the Board of Directors is not practical or is not warranted.

The current members of the Board committees are as follows:

Audit
Richard B. Kelson, Chairman
James G. Kaiser
Timothy H. Powers
Edward M. Straw
Jane L. Warner
(all non-employee directors)

Compensation and Organization Development
Susan J. Kropf, Chairman
Dr. Thomas W. Cole, Jr.
Richard B. Kelson
James M. Kilts
(all non-employee directors)

Executive
John A. Luke, Jr., Chairman
Michael E. Campbell
Dr. Thomas W. Cole, Jr.
Richard B. Kelson
Susan J. Kropf
Robert C. McCormack
Timothy H. Powers

Finance
Robert C. McCormack, Chairman
Michael E. Campbell
James M. Kilts
Susan J. Kropf
Douglas S. Luke
(all non-employee directors)

Nominating and Governance
Timothy H. Powers, Chairman
Michael E. Campbell
Robert C. McCormack
(all non-employee directors)

Safety, Health and Environment
Dr. Thomas W. Cole, Jr., Chairman
James G. Kaiser
Douglas S. Luke
Edward M. Straw
Jane L. Warner
(all non-employee directors)

The functions of the current Board committees are as follows:

Audit Committee

Assists the Board of Directors in fulfilling its responsibilities to stockholders, potential stockholders and the investment community relating to corporate accounting, reporting practices of the company and the quality and integrity of the financial reports of the company. The Committee assists the Board of Directors in reviewing and monitoring (1) the integrity of the financial statements of the company and internal control over financial reporting, (2) the compliance by the company with legal and regulatory requirements, (3) the independence and qualifications of the company's independent registered public accounting firm and (4) the performance of the company's internal audit function and independent registered public accounting firm. The Audit Committee also has sole authority to appoint and replace the independent registered public accounting firm, subject to stockholder ratification. None of the members serve on more than three audit committees. All members are "financially literate" under New York Stock Exchange listing standards, and at least one member has such accounting or related financial management expertise as to be considered a "financial expert" under Securities and Exchange Commission rules. The Board has designated the Audit Committee Chair, Richard B. Kelson and Committee member Timothy H. Powers as "audit committee financial experts" as a result of their experience in senior corporate executive positions with financial oversight responsibilities. The Audit Committee met six times in 2007.

Compensation and Organization Development Committee
Reviews and approves the company's compensation philosophy. It is charged with the responsibility for assuring that officers and key management personnel are effectively compensated in terms that are motivating, internally equitable and externally competitive. The Committee approves compensation of the company's executive officers including the Leadership Team (the Chairman and Chief Executive Officer and his direct reports), reviews compensation for remaining senior management, sets the criteria for awards under incentive compensation plans and determines whether such criteria have been met. The Committee generally oversees policies and practices of the company that advance its organization development, including succession planning as well as those designed to achieve the most productive engagement of the company's workforce and the attainment of greater diversity. The Compensation and Organization Development Committee met six times in 2007 (including a half day retreat). The details of the process and procedures followed by the Committee are disclosed in the Compensation Discussion and Analysis and report of the Compensation and Organization Development Committee at page 20.

Executive Committee
Provides for the exercise of certain powers of the Board between meetings of the Board when a special meeting of the Board is not practical or is not warranted. The Executive Committee did not meet in 2007.

Finance Committee
Oversees the company's financial affairs and recommends those financial actions and policies that are most appropriate to accommodate the company's operating strategies while maintaining a sound financial condition. The Committee reviews the company's capital structure, financial plans, policies and requirements as well as strategic actions proposed by the company's management. The Committee also reviews funding recommendations concerning the company's pension plans together with the investment performance of such plans and the company's risk management policies and practices. The Finance Committee met three times in 2007.

Nominating and Governance Committee
Studies and makes recommendations concerning the qualifications of all directors, and selects and recommends candidates for election and re-election to the Board and persons to fill vacancies on the Board, as well as the compensation paid to non-employee directors. The Committee also reviews and considers other matters of corporate governance, including trends and emerging expectations, as well as best practices. In advising the Board and management, the Committee may consider a range of governance matters, including Board structure, Board composition, committees and criteria for committee appointment, Board meeting policies, and the ongoing relationship between the Board and management. The Nominating and Governance Committee met six times in 2007.

The Committee on Safety, Health and the Environment
Reviews implementation of the company's workplace safety and health program. The Committee also reviews the stewardship of the company with respect to conservation of natural resources and its ability to protect the natural environment. The Committee receives regular reports from management, reviews safety, health and environmental matters with management, including the company's compliance record and programs, and makes recommendations as needed. The Committee on Safety, Health and the Environment met two times in 2007.

Corporate Governance Principles

MeadWestvaco's *Corporate Governance Principles*, adopted by the Board of Directors in February 2003 and subsequently amended, address, among other things, standards for evaluating the independence of the company's directors. The full text of the *Principles*, which contains the Board's independence standards, is available on the company's website at the following address: http://us.meadwestvaco.com/AboutUs/InvestorRelations/CorporateGovernance/index.htm and printed copies are available to any stockholder upon request by calling 1-800-432-9874.

Pursuant to the *Principles*, the Board, with the support of the Nominating and Governance Committee, reviewed the independence of directors in February 2008. Transactions and relationships between each director or any member of his or her immediate family and the company and its subsidiaries were considered. As provided in the *Principles*, the purpose of this review was to determine whether any such relationships or transactions were inconsistent with a determination that the director is independent. The Committee reviewed commercial, banking, consulting, legal, accounting, charitable and familial relationships. None of the company's non-employee directors or any members of their immediate family are executive officers at a company where, in the preceding three years, the annual payments to or payments from MeadWestvaco for property or services in any single fiscal year exceeded two percent of the annual consolidated gross revenues of the company at which he or she served as an executive officer. None of the company's non-employee directors serve as executive officers of a tax-exempt organization where, in the preceding three years, the company's contributions to the organization in any single fiscal year exceeded the greater of $1,000,000 or two percent of that organization's consolidated gross revenues. The Committee identified two directors, Mr. Michael E. Campbell, and Ms. Jane L. Warner who currently serve as an executive officer of a company that transacts business with MeadWestvaco on a routine basis under standard commercial terms. In the case of Mr. Campbell sales of products between Arch Chemicals, Inc. and MeadWestvaco in each of the last three fiscal years were less than a tenth of a percent of the annual consolidated gross revenues of the company at which Mr. Campbell serves as an executive officer, which is well under the independence thresholds established by the Board. In the case of Ms. Warner, who became an executive officer of Illinois Tool Works, Inc. in 2007, MeadWestvaco sales of product to such company were approximately one-third of one percent of the annual consolidated revenues of such company, which is well under the independence thresholds established by the Board. Mr. Campbell, Mr. Kaiser, Mr. Kilts, Ms. Kropf, Mr. Krol and Mr. McCormack are directors of companies with which MeadWestvaco does business. The amount that MeadWestvaco paid to or received from each of these companies in each of the last three fiscal years for goods and services is well below one percent of the annual consolidated gross revenues of these companies.

As a result of this review, the Board affirmatively determined that, with the exception of John A. Luke, Jr., the Chairman and Chief Executive Officer of the company, all of the directors, including each of the members of the Audit, Compensation and Organization Development, and Nominating and Governance Committees, are independent of the company under the standards set forth in the *Corporate Governance Principles* and the New York Stock Exchange listing standards: Mr. Campbell, Dr. Cole, Mr. Kaiser, Mr. Kelson, Mr. Kilts, Ms. Kropf, Mr. Douglas Luke, Mr. McCormack, Mr. Powers, Mr. Straw and Ms. Warner. The Board also determined that Mr. John A. Krol qualified as an independent director during his tenure on the Board in 2007.

MeadWestvaco Nominating and Governance Committee

Charter

The Board of Directors of MeadWestvaco adopted a Nominating and Governance Committee charter on January 30, 2002 that was subsequently amended. The Nominating and Governance Committee Charter is included on the company's website at the following address: http://us.meadwestvaco.com/AboutUs/InvestorRelations/CorporateGovernance/index.htm and printed copies are available to any stockholder upon request. The charter sets forth the purposes, goals and responsibilities of the Committee. The charter also provides that the Committee annually evaluates its performance. In accordance with the company's *Corporate Governance Principles*, the members of the Nominating and Governance Committee are required to be independent directors under the criteria established by the Board, consistent with the requirements of the New York Stock Exchange and the Securities and Exchange Commission.

Director Candidates

In accordance with the *Corporate Governance Principles*, the Nominating and Governance Committee is responsible for recommending qualified individuals for membership on the Board of Directors. The

Committee is dedicated to periodically reviewing with the Board the requisite qualifications of Board members as well as the composition of the Board as a whole. This assessment addresses independence of Board members, as well as the consideration of experience, judgment, knowledge and diversity in the context of the needs of the Board. General criteria for the nomination of all director candidates include:

- the highest integrity and ethical standards;
- the ability to provide wise and informed guidance to management;
- a willingness to pursue thoughtful, objective inquiry on important issues before the company;
- a commitment to enhancing stockholder value; and
- a range of experience and knowledge commensurate with the company's needs as well as the expectations of knowledgeable investors.

The Board succession plan states that the Committee seeks the following additional attributes:

- a demonstrated track record of success;
- independence, objectivity, perspective and judgment;
- willingness to challenge prevailing opinion;
- capacity for teamwork and compatibility with other Board members;
- specific knowledge in significant areas; and
- consistent availability.

In addition, the background and specific competencies of candidates are considered. These include business management, financial background, manufacturing background, marketing experience, knowledge of the packaging industry, global experience, research and development, service in government, academia or other public sector professions, financial expertise and independence under the standards of the New York Stock Exchange. In 2006, the Nominating and Governance Committee recommended and the Board approved the addition of two new members, James M. Kilts and Timothy H. Powers. An executive third-party search firm had been retained to assist in the identification and evaluation of qualified director candidates, and Mr. Kilts and Mr. Powers had been recommended by this firm.

Stockholder Recommendations for Director Candidates

The Nominating and Governance Committee will consider stockholder recommendations for nominees to the Board of Directors. In addition, any stockholder entitled to vote for the election of directors at a meeting may nominate persons for election as directors if written notice of such stockholder's intent to make such nomination is given, either by personal delivery or by the United States mail, postage prepaid, to the Secretary of the company, not later than (i) with respect to an election to be held at an annual meeting, 90 days in advance of such meeting, and (ii) with respect to an election to be held at a special meeting for the election of directors, the close of business on the seventh day following the date on which notice of such meeting is first given to stockholders. Each notice must set forth: (a) the name and address of the stockholder who intends to make the nomination and of the person or persons to be nominated, (b) a representation that the stockholder is a holder of record of stock of the company entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice, (c) a description of all arrangements or understandings between such stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by such stockholder, (d) such other information regarding each nominee proposed by such stockholder as would have been required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had each nominee been nominated, or intended to be nominated by the Board of Directors, and (e) the consent of each nominee to serve as a director of the company if so elected.

Stockholders' recommendations for nominees of directors should also provide to the Nominating and Governance Committee the foregoing information with respect to any individual they wish to recommend and such recommendations are treated in the same manner as other recommendations for nominees for director.

Policy on Voting for Directors

On December 22, 2005 the company's Nominating and Governance Committee pursuant to a delegation of authority granted by the Board of Directors adopted the following policy:

In an uncontested election of directors, any director nominee who receives a greater number of votes "withheld" from his or her election than votes "for" his or her election will promptly tender his or her resignation to the Chairman of the Board and the Nominating and Governance Committee following certification of the shareholder vote.

The Nominating and Governance Committee will promptly consider the resignation submitted by a director receiving a greater number of votes "withheld" from his or her election than votes "for" his or her election, and the Nominating and Governance Committee will recommend to the Board whether to accept the tendered resignation or reject it. In considering whether to accept or reject the tendered resignation, the Nominating and Governance Committee will consider all factors deemed relevant by the members of the Nominating and Governance Committee, including, the reasons why shareholders "withheld" votes for election from such director, the length of service and qualifications of the director, the director's contributions to the company and the MeadWestvaco Corporate Governance Principles.

The Board will act on the Nominating and Governance Committee's recommendation within 90 days following the date of the shareholders' meeting. In considering the Nominating and Governance Committee's recommendation, the Board will consider the factors considered by the Nominating and Governance Committee and such additional information deemed relevant by the Board. Following the Board's decision, the company will promptly disclose the Board's decision whether to accept the director's resignation as tendered (including a full explanation of the process by which the decision was reached and, if applicable, the reasons for rejecting the resignation) in a filing with the Securities and Exchange Commission.

To the extent that one or more directors' resignations are accepted by the Board, the Nominating and Governance Committee will recommend to the Board whether to fill such vacancy or vacancies or to reduce the size of the Board.

Any director who tenders his or her resignation pursuant to this provision will not participate in the Nominating and Governance Committee recommendation or Board consideration regarding whether or not to accept the tendered resignation. If a majority of the members of the Nominating and Governance Committee received a greater number of votes "withheld" from their election than votes "for" their election at the same election, then the independent directors who are on the Board who did not receive a greater number of votes "withheld" from their election than votes "for" their election (or who were not standing for election) will appoint a Board committee solely for the purpose of considering the tendered resignations and will recommend to the Board whether to accept or reject them. This policy will be included in each proxy statement relating to an election of directors of the company.

On December 17, 2007, the company's Nominating and Governance Committee pursuant to a delegation of authority granted by the Board of Directors approved amendments to the above policy effective with the shareholders' approval of the proposal to amend the company's Amended and Restated Certificate of Incorporation to permit the adoption of majority voting in uncontested director elections (see Proposal 3). In the event Proposal 3 is approved, the above policy will be revised, upon implementation of the proposed amendment to the company's Amended and Restated Certificate of Incorporation, to incorporate the majority vote standard as reflected in Annex C attached hereto.

Code of Conduct
The *MeadWestvaco Code of Conduct* applies to all MeadWestvaco directors and employees worldwide, including the Chief Executive Officer and the Chief Financial Officer. These policies and principles support the company's core values of integrity, respect for the individual, commitment to excellence and teamwork. The *Code of Conduct* can be found on the company's website at the following address: http://us.meadwestvaco.com/AboutUs/InvestorRelations/CorporateGovernance/index.htm and printed copies are available to any stockholder upon request.

Contact MeadWestvaco Board
Anyone who wants specifically to raise a concern to the Board of Directors, the non-management members of the Board of Directors, or the lead director, including concerns about the company's accounting, internal accounting controls or auditing matters, may contact the Chair of the Audit Committee directly. Such communications will also be received and reviewed by the General Counsel and treated as confidentially as possible, consistent with ensuring appropriate and careful review of the matter. Communications may be anonymous. The Chair of the Audit Committee will report as appropriate to the Board of Directors regarding such concerns. The company's *Code of Conduct* prohibits any employee from taking any adverse action against anyone who in good faith raises a concern about business integrity.

To convey a concern to the Chair of the Audit Committee, you may call 1-888-536-1502, or write to: Audit Committee Chair, MeadWestvaco Corporation, Attention: General Counsel, Five High Ridge Park, Stamford, Connecticut 06905. If preferred, concerns may be emailed using the form set forth at the following address: http://www.meadwestvaco.com/shared/contactboard.nsf/email. Inclusion of your name and email address is optional.

Director Attendance at Annual Meetings
Directors are invited and encouraged to attend the company's Annual Meeting of Stockholders. All directors attended the 2007 meeting.

Lead Director
Effective August 28, 2007, the Board established the position of lead director. Among the responsibilities of the lead director is to serve as chair of executive session meetings of non-management directors. Mr. Michael E. Campbell has been designated as lead director to serve for an initial term of three years, which may be extended by the Board for an additional three year period.

Executive Sessions
The non-management directors meet in executive session at each regularly scheduled Board meeting during the year. The Lead Director chairs the executive sessions and reports back as appropriate to the Chief Executive Officer. In 2007, the non-management directors met in executive session six times with each regularly scheduled Board meeting.

Officer and Director Stock Ownership
In January 2005, the Compensation and Organization Development Committee approved stock ownership guidelines for corporate officers and key senior executives pursuant to which the Chief Executive Officer is required to hold shares of common stock of the company in an amount equal to five times his annual base salary. Certain senior executives are required to hold shares of common stock of the company in an amount equal to three times annual base salary and other members of senior management are required to hold shares of common stock in an amount equal to their annual base salary. Covered executives have five years to satisfy the guidelines, and the Committee has the authority to apply its discretion in granting exceptions during periods of volatile markets. The following types of share ownership are counted towards the requirement: shares owned outright, including shares held in street name accounts; shares jointly held with a spouse, or in trust for the officer's benefit; shares held in a qualified plan; stock units payable in non-qualified deferred compensation accounts; and service-based restricted stock shares.

In February 2005, the Board approved stock ownership guidelines for non-executive directors pursuant to which non-executive directors are encouraged to own, at a minimum, MeadWestvaco stock or stock units equal to three times their annual cash retainer within three years of joining the board. Discretion may be applied in periods of volatile markets.

Certain Relationships and Related Transactions

The Board recognizes that Related Person Transactions (as defined below) can present potential or actual conflicts of interest and create the appearance that company decisions are based on considerations other than the best interests of the company and its stockholders. In January 2007, the Board delegated authority to the Nominating and Governance Committee (the "N&G Committee") to review and approve Related Person Transactions, and the Committee has adopted a written policy and procedures set forth below for the review, approval, or ratification of Related Person Transactions. A "Related Person Transaction" is any transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness), or any series of similar transactions, arrangements or relationships, in which (a) the aggregate amount involved will or may be expected to exceed $120,000 in any fiscal year, (b) the company is a participant, and (c) any Related Person has or will have a direct or indirect interest (other than solely as a result of being a director or trustee (or any similar position) or a less than 10 percent beneficial owner of another entity). A "Related Person" is any (a) person who is an executive officer, director or nominee for election as a director of the company, (b) greater than 5 percent beneficial owner of the company's outstanding common stock, or (c) Immediate Family Member of any of the foregoing. An "Immediate Family Member" is any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law and any person (other than a tenant or employee) sharing the household of a person. The N&G Committee shall review all of the relevant facts and circumstances of all Related Person Transactions that require the N&G Committee's approval and either approve or disapprove of the entry into the Related Person Transaction, subject to the following exceptions:

- employment of an executive officer, who is not an immediate family member of another executive officer or director of the company (provided compensation approved by the Compensation and Organization Development Committee of the Board);
- compensation paid to a director approved by the Board;
- any transaction with another company for which a Related Person's only relationship is as (i) an employee (other than an executive officer) or director, (ii) a beneficial owner of less than 10% of that company's outstanding equity, if the aggregate amount involved does not exceed the greater of $1,000,000 or 2% of that company's total annual revenue;
- any charitable contribution, grant or endowment by MeadWestvaco to a charitable organization, foundation or university where a Related Person's only relationship is as an employee (other than an executive officer) or director, if the aggregate amount involved does not exceed the lesser of $1,000,000 or 2 percent of the charitable organization's total annual receipts;
- transactions where all shareholders received proportional benefits.

In determining whether to approve or ratify a Related Person Transaction, the N&G Committee will take into account, among other factors it deems appropriate, whether the Related Person Transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the Related Person's interest in the transaction. The N&G Committee reviewed two Related Person Transactions as described on page 13.

Report of the Audit Committee of the Board of Directors

Membership and Role of the Audit Committee

The Audit Committee consists of five members of the company's Board of Directors. Each member of the Audit Committee is independent and possesses other qualifications as required by the New York Stock Exchange. All of the members of the Audit Committee, moreover, are independent of the company under the standards set forth in the *Corporate Governance Principles.* The Audit Committee operates under a written charter adopted by the Board of Directors. The full text of the Audit Committee Charter is included on the company's website at the following address: http://us.meadwestvaco.com/AboutUs/InvestorRelations/CorporateGovernance/index.htm and printed copies are available to any stockholder upon request.

The primary function of the Audit Committee is to assist the Board of Directors in reviewing and monitoring (1) the integrity of the financial statements of the company and internal control over financial reporting, (2) the compliance by the company with legal and regulatory requirements, (3) the independence and qualifications of the company's independent registered public accounting firm and (4) the performance of the company's internal audit function and independent registered public accounting firm.

Review of the Company's Audited Financial Statements for the Year Ended December 31, 2007 and Internal Control over Financial Reporting as of December 31, 2007

Management is responsible for the financial reporting process, including the system of internal controls, and for the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. PricewaterhouseCoopers LLP, the company's independent registered public accounting firm for 2007, is responsible for auditing those financial statements and the company's internal control over financial reporting. The Audit Committee discussed with PricewaterhouseCoopers LLP the matters that are required to be discussed under Public Company Accounting Oversight Board ("PCAOB") Standards, including those required to be discussed by SAS No. 61, *Professional Standards*, as adopted by the PCAOB in Rule 3200T. The Audit Committee also received the written disclosures and letter from PricewaterhouseCoopers LLP required by *Independence Standards Board Standard No. 1* (Independence Discussion with Audit Committees), and has discussed with PricewaterhouseCoopers LLP the independence of PricewaterhouseCoopers LLP from MeadWestvaco and its management. The Audit Committee has reviewed and discussed the audited financial statements and management's assessment of the effectiveness of internal control over financial reporting with management.

The Audit Committee of MeadWestvaco reviewed and discussed the foregoing as reflected in the minutes of the Audit Committee, and on the basis of that review and those discussions, recommended to the Board of Directors that the audited financial statements of MeadWestvaco for the year ended December 31, 2007 be included in the Annual Report on Form 10-K for the year ended December 31, 2007 for filing by MeadWestvaco with the United States Securities and Exchange Commission.

The Audit Committee met six times in 2007. After each meeting, the Audit Committee met in executive sessions with the independent registered public accounting firm and the director of internal audit to review, among other things, staffing, the audit plan and reports on effectiveness of internal control over financial reporting.

The Audit Committee approved 100% of the audit, audit-related and tax services for the company performed by the independent registered public accounting firm in 2007 and 2006.

The Audit Committee concluded that the provision of non-audit services in 2007 and 2006 by PricewaterhouseCoopers LLP was compatible with their independence.

Submitted by:

Richard B. Kelson, Chairman
James G. Kaiser
Timothy H. Powers
Edward M. Straw
Jane L. Warner

MeadWestvaco incurred the following fees for services rendered by PricewaterhouseCoopers LLP for the years ended December 31, 2007 and 2006:

	Year ended December 31, 2007	Year ended December 31, 2006
Audit fees	$7,673,000	$7,992,500
Audit-related fees		
Audits of employee benefit plans	$ 0	$ 170,000
Other attest services	425,000	244,000
Other audit-related	875,000	0
Total audit-related fees	$1,300,000	$ 414,000
Tax fees		
Tax compliance and other matters(1)	$ 276,000	$ 370,000
Total all other fees(2)	$ 4,000	$ 0

(1) Tax Fees—Reflects fees for professional services performed by PricewaterhouseCoopers LLP ("PWC") for international tax compliance and tax technology. PWC has not provided any services related to tax shelter transactions, nor has PWC provided any services under contingent fee arrangements.

(2) Other Fees—License fees for access to the PWC accounting and reporting database.

Policy for Approval of Audit and Permitted Non-audit Services

All audit, audit-related, tax and other services were pre-approved by the Audit Committee, which concluded that the provision of such services by PricewaterhouseCoopers LLP was compatible with the maintenance of that firm's independence in the conduct of its auditing functions. The Audit Committee's Pre-Approval Policy provides for pre-approval of specifically described audit, audit-related and tax services by the Committee on an annual basis, but an individual service engagement anticipated to exceed pre-established thresholds must be separately approved. The policy authorizes the Audit Committee to delegate to one or more of its members pre-approval authority with respect to permitted services.

2. Proposal to Ratify Appointment of the Independent Registered Public Accounting Firm.

The Audit Committee of the Board of Directors has appointed PricewaterhouseCoopers LLP to serve as the company's independent registered public accounting firm for 2008. Pursuant to the company's bylaws and as a matter of good corporate governance, the Board is submitting this selection for ratification by the stockholders at the 2008 Annual Meeting. PricewaterhouseCoopers LLP currently serves as the company's independent registered public accounting firm, and received $9,253,000 in fees and expenses during the year ended December 31, 2007. The Audit Committee has been advised by PricewaterhouseCoopers LLP that neither the firm, nor any of its partners or staff, has any direct financial interest or material indirect financial interest in the company or any of its subsidiaries. Representatives of PricewaterhouseCoopers LLP who plan to attend the Annual Meeting, will have an opportunity to make a statement if they desire and will be available to respond to appropriate questions. If the stockholders do not ratify this appointment, the Audit Committee will consider the appointment of another independent registered public accounting firm.

The Board of Directors unanimously recommends a vote FOR the ratification of the appointment of PricewaterhouseCoopers LLP as the company's independent registered public accounting firm.

Executive Compensation

Compensation and Organization Development Committee

The Compensation and Organization Development Committee, a Board committee, consists of four members of the company's Board of Directors, none of whom is or has been at any time an employee of the company or its subsidiaries, and none of whom is receiving any compensation from the company or its subsidiaries other than as a director. All of the members of the Compensation and Organization Development Committee, moreover, are independent of the company under the standards set forth in the *Corporate Governance Principles* and the rules of the New York Stock Exchange. The Committee is charged with assuring that the company's executive officers are effectively compensated in terms that are motivating, externally competitive and internally equitable. The Committee considers and approves all compensation and benefits for the company's executive officers. The Committee also reviews compensation of the company's business unit presidents, key personnel and corporate officers. With regard to compensation, the Committee approves awards for cash and equity compensation and sets criteria for awards under incentive compensation plans for the company's executive officers and determines whether such criteria have been met. In addition, the Committee reviews and recommends for approval by the Board of Directors the company's various employee benefit plans, as appropriate. The Committee also oversees the development of the company's leadership succession plan and employee relations strategies. The Compensation and Organization Development Committee Charter is included on the company's website at the following address: http://us.meadwestvaco.com/AboutUs/InvestorRelations/CorporateGovernance/index.htm and printed copies are available to any stockholder upon request.

Compensation Discussion and Analysis

Business Overview and Strategy

MeadWestvaco provides packaging solutions to many of the world's best-known companies. With a presence in more than 30 countries, our research, design, manufacturing and distribution capabilities serve leaders in numerous industries. We also have market-leading positions in our Consumer & Office Products and Specialty Chemicals businesses.

In our mission, values and operations, we act on the principles of innovation and sustainability—creating value for customers and shareholders while fulfilling our environmental, social and economic responsibilities.

Profitable revenue growth, earnings per share growth, increased return on invested capital and increased cash flow are important to the company's continued success in fulfilling our mission.

The executive compensation program is designed to reward senior leaders for the accomplishment of our business strategy and goals. The program and the compensation decisions made for fiscal year 2007 with respect to the company's named executive officers are described below. Compensation is summarized for the named executive officers in the Summary Compensation Table on page 33.

Objectives of the Company's Executive Compensation Program

An understanding of the company's executive compensation program begins with an understanding of the objectives the program is intended to accomplish. These include:

- ***Rewarding performance.*** The company's compensation program links rewards to performance through the achievement of corporate, business unit and individual goals based on company strategy.
- ***Aligning the interests of the company's executives with those of shareholders.*** A significant portion of the total compensation paid to the company's named executive officers is delivered in the form of equity-based compensation. This serves to further align the interests of the company's executives with those of its shareholders.
- ***Offering competitive compensation.*** The company seeks to offer a total rewards program that is competitive with the compensation practices of general industry and select peer companies in order to attract and retain superior talent.

How executive compensation is determined

The role of the Compensation and Organization Development Committee and its consultant, and of management

Committee Role. The Committee is charged with responsibility for assuring the company's executive officers and key management personnel are effectively compensated with respect to all elements of compensation. The Committee reviews and approves compensation for the executive officers and specifically establishes the Chairman and Chief Executive Officer's base salary and annual and long-term incentive awards. Additional information on the role of the Committee appears on page 20.

Consultant Role. An executive compensation consulting firm, Mercer, is engaged by and reports directly to the Committee. Mercer assists the Committee by reviewing the company's executive compensation programs, its pay and performance linkages against internal and external benchmarks and the company's peer group. Mercer also generally advises the Committee on executive compensation matters relating to compensation strategy and program design. Mercer attends all Committee meetings, including executive sessions at which management is not present. The Committee has evaluated the business relationship between Mercer and the company to ensure that the advice to the Committee remains objective. While Mercer is not precluded from working with management, such work is conducted under the supervision of the Committee.

Management Role. Management assists the Committee in fulfilling its responsibilities by evaluating executive performance, proposing appropriate business performance targets for the annual and long-term incentive plans and by developing recommendations as to appropriate base salary levels and incentive award amounts, as well as compensation and benefit design changes.

Chairman and CEO Role. While the Chairman and Chief Executive Officer provides recommendations to the Committee with respect to the compensation for his direct reports, the Committee has final authority with regard to compensation decisions. Decisions with respect to the Chairman and Chief Executive Officer's compensation (including but not limited to, base salary, annual and long-term incentive targets and awards) are made by the Committee in executive session.

How the elements of the company's compensation program were selected

With the assistance of management and Mercer (as described above), the Committee determined the elements of the company's compensation program so as to further the company's objectives to provide a competitive total rewards program, to promote a pay-for-performance philosophy and to align the interests of executives with shareholders.

The key compensation elements include:

- ***Annual Base Salary***
- ***Annual Incentive Compensation Opportunity***
  - payable in cash, contingent on the achievement of annual performance goals related to the current year.
- ***Long-Term Incentive Compensation Opportunity***
  - payable in equity consisting of:
    - Performance-Based Restricted Stock Units, which vest after three years subject to satisfactory performance against designated key financial and operational goals;
    - Stock Options, which vest ratably over three years, the value of which is tied to the company's closing stock price on the date of grant.

The Committee believes that this combination of base salary, annual incentive award payable in cash, and long-term incentive compensation payable in equity is appropriate to provide a competitive program based on prevailing market practices. It also believes that linking a significant portion of target compensation to performance supports the company's pay-for-performance philosophy and the achievement of the company's strategic goals. And, while no specific formula is used to determine the allocation between performance-based compensation and base salary, this emphasis on pay-for-performance resulted in performance-based compensation representing the largest portion of total direct target compensation opportunity (base salary, annual and long-term incentive compensation) for each named executive officer during 2007. Specifically, in 2007, performance-based (or at-risk) compensation, consisting of incentive cash awards, stock options and performance-based restricted stock units, amounted to approximately 85% of the total direct compensation opportunity for the Chairman and Chief Executive Officer and approximately 67% to 79% of the total direct compensation opportunity for the other named executive officers. The greater at-risk percentage of compensation for the Chairman and Chief Executive Officer, as compared to the other named executive officers, stems from the competitive data and the increased scope of job responsibilities.

Each of the named executive officers received compensation opportunities comprised of the following elements in the proportions below. The long-term incentive award target shown below is the award opportunity for the 2007 through 2009 performance period. Both annual and long-term awards are performance-based. Total direct compensation opportunity includes base salary and the opportunity to earn an annual incentive and a long-term award, neither of which are guaranteed.

NAME	BASE SALARY	ANNUAL INCENTIVE AWARD TARGET	LONG-TERM INCENTIVE AWARD TARGET	AT-RISK COMPENSATION	TOTAL DIRECT COMPENSATION OPPORTUNITY
John A. Luke, Jr.	15%	17%	68%	85%	$6,663,500
E. Mark Rajkowski	26%	17%	57%	74%	$2,187,900
James A. Buzzard	21%	17%	62%	79%	$3,217,900
Wendell L. Willkie, II . . .	28%	17%	55%	72%	$1,627,200
Mark T. Watkins	33%	18%	49%	67%	$1,356,300

The Committee uses the key compensation elements as a means to differentiate between executives based on individual job responsibility and competitive position and to reflect the individual executive's ability to influence the company's financial performance.

The Committee also reviews other elements of executive compensation, including qualified retirement plans, perquisites and change of control arrangements, on a regular basis. Each of these is discussed below.

The use of market comparison data

The "Comparison Group" or "Peer Group"

The Committee compares the company's executive compensation program to that of a select group of peer companies. This review is done with respect to the structure of the company's executive compensation program, target incentive compensation and actual compensation.

The peer group used by the Committee in 2007 consisted of 13 companies, some of whom (along with other companies) MeadWestvaco may compete with for executive talent. This group is referred to as the "Comparison Group" or the "Peer Group." The companies included in the Comparison Group were selected by the Committee based on the recommendation of Mercer. The composition of the group changed over the last fiscal year to reflect changes in the company's business strategy and overall focus in the packaging industry. While only one company was added to the prior peer group, five were removed due to both size and business mix. Criteria utilized by Mercer in determining the designated peer group it recommended to the Committee were:

- Companies within the packaging industry;
- Companies that compete for talent with MeadWestvaco; and
- Companies with similar average revenue size to MeadWestvaco.

Information on the pay practices of the Comparison Group was provided by Mercer to the extent such information was available.

The following companies comprised the Comparison Group:

Avery Dennison Corporation
Ball Corporation
Bemis Company, Incorporated
Crown Holdings, Incorporated
Graphic Packaging Corporation
International Paper Company
Owens-Illinois, Incorporated
Pactiv Corporation
Rohm and Haas Company
Sealed Air Corporation
Smurfit Stone Container Corp
Sonoco Products Company
Weyerhaeuser Company

Compensation Structure and Targets

Mercer conducted a comparison of the company's executive compensation structure and practices, as they relate to the named executive officers, to those of the Comparison Group. This review covered several aspects of the company's program, including compensation elements, target pay levels and performance measures. Based on its review, Mercer concluded that the structure of the company's compensation program (e.g., the mix of salary and incentives, performance focus and long-term incentive vehicles) was consistent with market practice and appropriately supported the company's strategies and objectives. Mercer also concluded that the overall total compensation for the named executive officers was positioned competitively around the median.

Other market comparison data from established executive compensation surveys was also used in reviewing compensation target levels for each of the key elements of the company's compensation program (base salary, annual incentive and long-term incentive compensation) and for the combined total of these elements. For each of the key elements the Committee reviewed the competitive median as a guide to establish compensation levels and target levels. The Committee did not target a specific percentile ranking for individual elements of compensation or total direct compensation targets. Instead, the Committee reviewed each element of compensation within the competitive range, assuming payout of performance-based awards at target. In addition, an executive's actual compensation may be more or less than the target amount set by the Committee based on the company's performance, individual performance, changes in stock price and other factors.

Reviewing compensation targets based on market comparison data is intended to ensure that the company's overall compensation practices are competitive in terms of attracting and retaining superior executive talent. Because each compensation element is targeted to be within a competitive range based on available data, compensation decisions made with respect to one element of compensation do not necessarily affect decisions made with respect to other compensation elements. It is also for this reason that no specific formula is used to determine the allocation between cash and equity-based compensation. In addition, because a named executive officer's compensation target is established and/ or confirmed by reference to persons with similar duties at the Comparison Group companies, the Committee does not establish any fixed relationship between the compensation of the Chairman and Chief Executive Officer and that of any other named executive officer.

The role of individual performance goals

Individual goals are set each year for the named executive officers. These include financial, organizational and operational objectives that are tied to the company's business plan and overall strategy as they relate to such officer's responsibilities and job function. In addition to the achievement of corporate goals, the Committee considers an executive's performance (as evaluated and communicated by management to the Committee) against his or her individual goals for the year when making compensation decisions. This enables the Committee to differentiate among executives, as necessary, and emphasizes the link between personal performance and compensation. Adjustments based on individual performance are made after consideration of the company's progress against established performance goals as described on page 25.

The key elements of the company's executive compensation program

As stated earlier, the key elements of the company's compensation program are base salary, an annual incentive award opportunity and a long-term equity based compensation award.

2007 Base Salary

Salaries are based on the executive's performance, scope of responsibilities and experience, competitive pay practices and tenure. Base salary is intended to provide a fixed baseline level of compensation that is not contingent upon the company's performance, although performance may influence salary adjustments. As such, base salaries represent only 15% to 33% of total direct compensation opportunity for the named executive officers. As the executive's job responsibility increases, the percentage of fixed compensation is reduced and the percentage assigned to at risk compensation increases.

In January 2007, the Committee approved salary increases of 2.5% for Messrs. Luke, Buzzard, Willkie and Watkins and 2.0% for Mr. Rajkowski. These increases were made to maintain market competitiveness based on market comparison data and were at rates consistent with salary rate increases at the company generally.

2007 Performance-Based Annual Incentive Awards (Cash)

The annual incentive award program provides the named executive officers an opportunity to receive an annual cash payment in addition to base salary. Annual incentive awards are intended to reward the named executive officer primarily for performance of the company.

Target Awards: The annual incentive award targets for the named executive officers are reviewed annually by the Committee to confirm that they are reasonable when viewed against external competitive data. If necessary, the targets are adjusted based on job responsibilities and a review of competitive data. In 2007, Mr. Willkie's annual incentive award target was adjusted from 55% to 60% of base salary as a result of this review. These targets are expressed as a percentage of base salary. The table below illustrates the 2007 annual incentive award target for each named executive officer.

2007 Annual Incentive Award Targets

NAME	BASE SALARY	TARGET AS % OF BASE SALARY
John A. Luke, Jr.	$1,009,625	110%
E. Mark Rajkowski	$ 561,008	65%
James A. Buzzard	$ 670,400	80%
Wendell L. Willkie, II	$ 452,000	60%
Mark T. Watkins	$ 444,700	55%

2007 annual incentive award payments may range from 50% to 200% of the named executive officer's target based on the company's performance except that no awards are payable for company performance below the threshold level (50% of targets).

Performance goals for 2007 Annual Incentive Awards
The 2007 goal making process was a collaborative one pursuant to which management initially made recommendations to the Committee and the Board of Directors in the fall of 2006. The proposed 2007 annual incentive goals were then reviewed with the Committee and the Board in January of 2007, with input from Mercer, and were subsequently approved in February of 2007. Payout of an award is based on the extent to which the company meets or exceeds its 2007 performance goals, which were: Earnings Before Interest and Taxes (EBIT), weighted at 45%, Free Cash Flow (FCF), weighted at 35% and Productivity, defined as cumulative General & Administrative (G&A) savings, weighted at 20%.

The Committee believes these metrics to be crucial indicators of success. It is the Committee's view that improved pre-tax earnings accompanied by greater cash flow are controllable metrics that each named executive officer has the ability to influence. With respect to G&A savings, the Committee endorsed management's view that there was opportunity to improve bottom-line results and supported the company's focus on achieving greater savings in targeted areas.

EBIT is defined as full year net sales less the cost of goods sold and selling, general and administrative expenses, excluding interest income and expense, corporate income taxes, extraordinary items, discontinued operations, restructuring charges and certain one-time costs and the cumulative effect of accounting changes. FCF is defined as full year discretionary cash flow less capital expenditures and dividends paid. FCF, a non-GAAP measure, includes GAAP cash from operations less capital and dividends, but excludes the cash impact of restructuring and one-time costs. G&A savings is defined as the accumulated annualized savings by the end of the year tracked by the company's G&A tracking database.

Targets for 2007 were a function of EBIT set at $500 million, FCF set at $180 million and cumulative G&A savings set at $185 million. Under the annual incentive plan, actual performance for 2007 was: EBIT of $463 million, FCF of $200 million and G&A savings of $190 million.

The table below illustrates how the actual payout based on corporate performance was determined.

2007 Funding Levels for Annual Incentive Awards

2007 Performance Goals	Performance	2007 Goals	Payout Range	Weighting	Actual Performance	Weighted Payout %
EBIT	Threshold	**$400 mm**	**50%**			
	Target	**$500 mm**	**100%**	**45%**	**$463 mm**	**37%**
	Stretch	**$600 mm**	**200%**			
Free Cash Flow	Threshold	**$140 mm**	**50%**			
	Target	**$180 mm**	**100%**	**35%**	**$200 mm**	**45%**
	Stretch	**$250 mm**	**200%**			
Productivity – G&A Cumulative Run Rate Savings	Threshold	**$150 mm**	**50%**			
	Target	**$185 mm**	**100%**	**20%**	**$190 mm**	**24%**
	Stretch	**$210 mm**	**200%**			
					Total:	**106%**

In order to arrive at a payout number for each named executive officer, the target percentage of base salary for each executive is multiplied by the total weighted payout percentage and then adjusted, if applicable by the executive's performance factor to arrive at the annual incentive award amount earned for 2007.

Target Annual Incentive Award	**X**	**Weighted Payout %**	**X**	**Individual Performance Factor (100 to 110)%**	**=**	**2007 Actual Award**

The Committee evaluated the company's 2007 performance in January of 2008 to determine progress against established performance goals and authorized annual incentive award payments at 106% of target performance. Individual performance factors assigned to the named executive officers for 2007 performance ranged from 100% to 110% and resulted in adjusted payouts of 2007 annual incentive awards for Messrs. Buzzard, Rajkowski and Willkie.

2007 Long-Term Incentive Compensation Awards (Equity)

The long-term incentive compensation program provides the named executive officers with an opportunity to earn significant additional performance-based compensation representing between 49% and 68% of total direct compensation opportunity on an annual basis. See chart on page 22 above. The Committee believes the at-risk nature of such a significant portion of overall compensation ensures that executives remain focused on critical business objectives established by the company and links their reward with returns to shareholders.

Long-term objectives for the performance-based restricted stock units are measured over a three-year performance period. The performance basis of the stock options is inherent in their design. No compensation is provided from them unless the company's stock price rises above the exercise price, which is the market price on the grant date. Designed at target, 2007 long-term incentive awards are delivered 60% in the form of performance-based restricted stock units and 40% in the form of non-qualified stock options.

Target Awards: The long-term incentive compensation award targets for the named executive officers are reviewed annually to confirm that they are reasonable when viewed against external competitive market data, peer group and general industry trends. As a result of this review, in 2007, Mr. Rajkowski's target was raised to 225% of base salary and Mr. Willkie's target was raised to 200% of base salary.

The table below illustrates the long-term incentive award target with respect to each named executive officer. If company performance exceeds target levels, then performance-based restricted stock unit awards shall be adjusted proportionately, but not in excess of 200% of target. Similarly, if company performance does not meet the threshold level, no awards will be earned or paid.

2007 Long-Term Incentive Award Targets

NAME	BASE SALARY	TARGET AS % OF BASE SALARY
John A. Luke, Jr.	$1,009,625	450%
E. Mark Rajkowski	$ 561,008	225%
James A. Buzzard	$ 670,400	300%
Wendell L. Willkie, II	$ 452,000	200%
Mark T. Watkins	$ 444,700	150%

Performance Goals for 2007-2009 Long-Term Incentive Compensation Awards. Long-term objectives for performance-based restricted stock unit awards were also established at the Committee's February 2007 meeting and reviewed with the Board of Directors through the same process outlined above. They are: Return on Invested Capital (ROIC), weighted at 70% and Innovation, defined as Revenue from New Products, weighted at 30%.

ROIC is defined as the annual after-tax EBIT, using the actual year-end effective tax rate, divided by year-end invested capital, total debt less cash, plus equity, for the final year of the performance period. Revenue from New Products is defined as accumulated sales revenues over the performance period from new products, assuming there is a significant change in the characteristics or improved profit margin compared to alternate, existing product offerings; total revenue from new products is expressed as a percentage of total revenue during the performance period.

The Committee believes it is critical for the company to achieve returns higher than the cost of capital and that improved ROIC is an important long-term metric for creating shareholder value. With respect to Revenue from New Products, as a percentage of sales, the Committee believes it is appropriate for the company to focus intensively on achieving increased profitable sales through innovation.

The maximum number of shares potentially deliverable from a 2007 performance-based restricted stock unit award is 200% of the original award, including additional units credited from dividend equivalents during the vesting period. Awards for performance below the target level would be awarded based on proportional progress made toward the target, provided that no award will vest if threshold company performance is not achieved. As is the case with the annual incentive program, the portion of award attributable to performance-based restricted stock units is based solely on attainment of designated pre-approved financial metrics unless they are reduced at the discretion of the Committee.

Payout or Vesting of Prior Year Awards

2004 Restricted Stock Awards. During 2007, service-based restricted stock awards that were granted to the named executive officers in February and August of 2004 vested. The value of these awards is reflected in the "Option Exercises and Stock Vested" table on page 37. These awards vested upon the third anniversary of their award dates.

2005 – 2007 Long-Term Incentive Awards. In February of 2005, the Committee granted long-term incentive compensation awards to the named executive officers payable at the end of a three-year performance period (2005-2007) in the form of cash (one-third) and two-thirds payable in company stock. The performance period utilized the following performance metrics: Return on Invested Capital (ROIC) weighted at 40%, reduction in selling, general & administrative expenses as a percent of sales

(SG&A) weighted at 20%, total procurement savings (net of inflation) weighted at 20%, and Innovation, defined as revenue from new products (with increased profit margins) weighted at 20%. If threshold criteria were satisfied, payment of 50% of a participant's target was possible. The minimum award payable was zero and the maximum award possible was 150% of an executive's target. Based on company performance measured against these goals for the 2005-2007 period, the Committee authorized payments at 75% of target performance illustrated by the chart immediately below.

2005-2007 Performance Metric	Goal at Target	Actual Performance	Weight	Weighted Payout %
ROIC	8.5%	5.8%	40%	24%
SG&A	10%	11.8%	20%	0%
Total Procurement Savings	$150 mm	$212 mm	20%	32%
Innovation, Revenue from New Products	$750 mm	$725 mm	20%	19%
			Total:	75%

The vesting and payment of these awards is reflected as follows: one-third of the award is payable in cash and is listed in the non-equity incentive compensation column in the Summary Compensation Table on page 33; two-thirds of the award is settled in stock and will be reported in next year's proxy statement in the Option Exercises and Stock Vested during Fiscal 2008 table.

Other Long-Term Incentive Compensation Awards

2006 – 2008 Long-Term Incentive Awards.
Long-term incentive compensation awards in 2006 consisted of 60% performance-based restricted stock units and 40% non-qualified stock options with no cash component. The program was revised in 2006 to utilize stock options and performance-based restricted stock units rather than cash to further strengthen the connection between shareholder and executive interests. Thus beginning in 2006, long-term incentives are awarded exclusively in equity. A three-year performance period for the restricted stock units applies (2006-2008) with metrics of 70% ROIC and 30% Innovation, Revenue from New Products.

Long-term incentive compensation awards in 2008 will continue to consist of 60% performance-based restricted stock units and 40% non-qualified stock options. A three-year performance period will apply (2008-2010) with ROIC weighted at 50%, Profitable Revenue Growth weighted at 30% and Earnings Per Share (EPS) Growth relative to our Peer Group weighted at 20%.

Profitable Revenue Growth is defined as the compounded average annual revenue growth rate over the three-year measurement period and EBIT margin percentage in the third year of the same period. For purposes of this definition, revenue is defined as net sales excluding all major portfolio activities (acquisitions/divestitures). EBIT margin percentage means EBIT divided by revenue reported, including acquisitions and divestitures.

Relative EPS Growth is defined as the compounded annual growth rate of diluted net income per share compared to the Comparison Group (excluding extraordinary items, restructuring and other one-time items, discontinued operations and the effect of accounting changes).

The addition of Relative EPS Growth as a relative measure will introduce a criteria valued by shareholders that evaluates MeadWestvaco's performance against external performance of its Comparison Group. These changes in metrics will also place an even greater emphasis on top line and sustained earnings growth.

Post-Employment Arrangements
While the company does not maintain employment contracts for any of its named executive offices, each such officer is covered by the company's broad-based severance program and by a change of control

agreement. The primary purpose of these agreements is to help ensure that the company can retain and count upon the undivided focus of its senior executives, before, during and after the negotiation of a change of control. Based on the Committee's 2007 annual review of these arrangements, with the advice of outside counsel and Mercer, the Committee and Board of Directors approved the following changes to become effective January 1, 2008 to reflect emerging trends and best practices in executive compensation.

- Long-term compensation is no longer a component in the calculation of severance pay;
- The agreement term was reduced from 3 to 2 years and the 2-year notice provision was replaced with a 1-year notice of non-renewal;
- Agreements were amended to delete the provision that limits an executive's severance based on attaining age 65; and
- Technical modifications were made to agreements to reflect legally required changes under the Internal Revenue Code (Section 409A).

The Committee considered several factors in establishing the level of change of control payments for named executive officers. For example, each executive was previously covered by an agreement promising designated benefits and, in the case of one executive, the commitment was included in an employment offer letter. To this end, the Committee deemed it important to consider the Company's existing commitments to such executives in addition to the need to provide reasonable and appropriate compensation in the event of an executive's unforeseen job loss. In this context, the agreements are designed to align the interests of the executives with the interest of shareholders. The Committee considered it appropriate to make certain changes moderating the level of benefit in place before December 31, 2007, (Pre-2008 Agreements) by eliminating long-term compensation from the severance calculation and by shortening the agreements' notice and term provisions.

As noted previously, the Committee also considered competitive data presented to it by Mercer, reflecting general industry data as well as practices followed by the Peer Group. A review of this data reflected that the new agreements (2008 Agreements) were consistent with general industry practices. The review also revealed that several of the Pre-2008 Agreement provisions were already consistent with best practices including:

- Double trigger provisions requiring both a change of control event and a termination in order for severance to be payable;
- Cash severance calculation based on actual base salary paid and actual cash incentive paid rather than target compensation; and
- A modified gross-up that makes whole for excise taxes payable by an executive only if benefits exceed triggering event by designated amount.

See page 42 for detailed discussion of change of control arrangements. As a result, the Committee continued these provisions in the 2008 Agreements.

Finally, the Committee considered the overall impact of change of control features already included in the award of stock options and restricted stock units, not covered by the change of control agreements. Thus, in establishing the overall level of payment under the new change of control agreements, the Committee sought to ensure that the overall level of benefit would be reasonable and not excessive in amount. See detailed description of change of control arrangements following on page 42.

<u>Other benefits</u>

Perquisites

The company provides limited perquisites to executives given its pay for performance philosophy. During 2007, named executive officers received relocation assistance in accordance with the company's relocation and move policy, which was designed to assist individuals in relocating their homes to their required place of work. This occurred as a result of the relocation of the company headquarters from Stamford, CT to Richmond, VA. The company also provided additional compensation to the President and the Chief Financial Officer to cover commuting expenses in the form of a tax gross up. The purpose of the gross up was to enable them to pay applicable taxes associated with such travel expenses to eliminate any economic disadvantage resulting from commuting to the new corporate headquarters. The company also covered residential security guard services for the Chairman and Chief Executive Officer during 2007. All of these expenses are disclosed in the Summary Compensation Table on page 32.

Qualified Plans

The company maintains a qualified defined benefit pension plan and a qualified defined contribution 401(k) savings plan in the form of an employee stock ownership plan. The defined benefit pension plan formula is described under the Pension Benefits Table narrative on page 37. The savings plan formula permits an employee who contributes 3% of pay to receive a 100% matching contribution on such amount and an additional 50% matching contribution on the next 2% of pay contributed. Matching contributions under the savings plan are 100% vested immediately. Both the defined benefit and the savings plans provide for broad-based participation by company employees and cover each of the named executive officers.

Restoration Plans

The company also maintains two non-qualified, excess benefit plans that, with respect to earnings and benefits that exceed Internal Revenue Code limits on qualified plan benefits, mirror the benefit formulas under the defined benefit and savings plans. The non-qualified savings plan provides for the same matching contribution formula as the qualified plan described above and also permits executives to defer base salary and annual incentive cash compensation. The plan offers executives a choice of conventional investment vehicles with no assurance of any particular rate of return and does not guarantee an above market rate of return. The plan offers the same investment vehicles available under the company's qualified 401(k) savings plan, with the addition of three other funds.

The company maintains these qualified and non-qualified plans to ensure an overall competitive compensation and benefits offering and to attract and retain superior talent. The Committee believes it is essential that overall compensation and benefits, including retirement benefits, be competitive in the market place. All of the named executive officers participate in these plans. Further description of these plans accompanies the Pension Benefits and Non-qualified Deferred Compensation Tables on pages 39 and 40.

SERP

The company also maintains a non-qualified supplemental executive retirement plan, which was designed to attract and retain executives who join the company in mid-career. Since the plan was originally intended to benefit mid-career hires, the Chairman and Chief Executive Officer as well as the President, due to long-standing service with the company, derive limited benefit from this plan. Due to emerging trends and best practices in executive compensation, the plan was amended to close participation to new hires during 2007. See the Pension Benefits Table and narrative on page 39.

<u>Stock Ownership Guidelines</u>

The company maintains stock ownership guidelines designed to align the interests of its executives with the interests of its shareholders. The guidelines require that each named executive officer hold company stock valued at a multiple of base salary as set forth in the following table. Ownership guidelines must be met by January 10, 2010, five years after the guidelines were implemented, or, in the case of new hires or promotions, within five years after the relevant event. Company stock considered towards this guideline include shares credited to an account in the company's 401(k) plan, stock units payable under the company's non-qualified restoration plan, service-based restricted stock awards and shares directly or indirectly owned.

Stock ownership as of December 31, 2007, reflects the following progress towards these guidelines based on the closing price of stock on such date as reported by the New York Stock Exchange:

Name	Guideline Multiple of Salary	Multiple of Salary Achieved as of 12-31-07
John A. Luke, Jr.	5x	8.4
E. Mark Rajkowski	3x	2.4
James A. Buzzard	3x	3.2
Wendell L. Willkie, II	3x	2.7
Mark T. Watkins	3x	1.4

Equity Grant Practices

The company maintains a written policy on practices for granting equity awards, that describes the Committee's practices relating to equity grants to executives, the timing of such grants in relation to material non-public information and which specifically prohibits the backdating of stock options. The policy also describes the Committee's delegation of authority to the Chairman and Chief Executive Officer to award equity to non-executive officers. The company does not have a practice or policy of timing its grants in relation to the announcement of material non-public information. In accordance with the policy, all stock option grants have an exercise price equal to the closing price of the company's common stock on the date of grant.

Tax and accounting considerations

Tax and accounting considerations are one of many factors considered by the Committee in determining compensation mix and amount. Section 162(m) of the Internal Revenue Code does not permit a tax deduction to public companies for individual compensation over one million dollars per year to a named executive officer. This limitation does not apply to performance-based compensation as defined under federal tax laws. The Committee designed the annual and long-term incentive programs discussed above, in large measure, to meet the requirements of Section 162(m) and to ensure the deductibility of compensation payable under such programs. However, while the Committee considers the 162(m) impact on each component of compensation, it may in some instances determine to pay compensation even though it is not deductible where it believes such compensation furthers the company's objectives and is otherwise appropriate.

COMPENSATION COMMITTEE REPORT

The Compensation and Organization Development Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

THE COMPENSATION AND ORGANIZATION DEVELOPMENT COMMITTEE

Susan J. Kropf, Chairman
Dr. Thomas W. Cole, Jr.
Richard B. Kelson
James M. Kilts

Compensation Committee Interlocks and Insider Participation
The Compensation and Organization Development Committee currently consists of Ms. Kropf as Chairman, Dr. Cole, Mr. Kelson and Mr. Kilts. None of our executive officers served as:

(i) a member of the compensation committee (or other board committee performing equivalent functions, or in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served on our Compensation and Organization Development Committee;

(ii) a director of another entity, one of whose executive officers served on our Compensation and Organization Development Committee; or

(iii) a member of the compensation committee (or other board committee performing equivalent functions, or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served as our director.

Summary Compensation Table

The following table presents information concerning total compensation paid to the Chief Executive Officer and certain other executive officers of the company (collectively, the "named executive officers").

Name and Principal Position	Year	Salary	Bonus	Stock Awards(1)	Options Awards(2)	Non-Equity Incentive Plan Compen-sation(3)	Change in Pension Value & Non-qualified Deferred Comp Earnings(4)	All Other Compen-sation(5)	Total
John A. Luke, Jr. *Chairman & CEO*	2007 2006	$1,007,573 $ 985,000	$ 0 $ 0	$2,412,379 $2,124,343	$1,000,762 $ 670,294	$2,274,455 $1,897,190	$1,281,652 $ 364,180	$901,735 $117,076	$8,878,556 $6,158,083
E. Mark Rajkowski SVP, *Chief Financial Officer*	2007 2006	$ 560,091 $ 550,008	$ 0 $ 0	$ 957,021 $ 965,706	$ 312,930 $ 198,325	$ 697,442 $ 597,263	$ 112,109 $ 68,755	$130,224 $ 94,270	$2,769,817 $2,474,327
James A. Buzzard *President*	2007 2006	$ 669,033 $ 654,000	$ 0 $ 0	$1,071,004 $ 962,154	$ 443,286 $ 298,581	$1,082,519 $ 853,287	$ 430,911 $ 127,226	$197,328 $ 60,009	$3,894,081 $2,955,257
Wendell L. Willkie, II *SVP, Gen'l Counsel & Sec'y*	2007 2006	$ 451,083 $ 441,000	$ 0 $ 0	$ 406,865 $ 374,545	$ 174,761 $ 113,015	$ 462,567 $ 381,060	$ 221,891 $ 138,769	$ 37,205 $ 22,850	$1,754,372 $1,471,239
Mark T. Watkins SVP, *Technology & Forestry*	2007 2006	$ 443,796 $ 433,850	$ 0 $ 0	$ 359,961 $ 351,244	$ 147,974 $ 106,274	$ 420,327 $ 326,218	$ 222,598 $ 141,099	$ 43,611 $151,490	$1,638,267 $1,510,175

(1) The amounts shown in this column represent the SFAS No. 123(R) compensation expense recognized in 2007 in connection with grants of service based restricted stock awards, and performance-based restricted stock units to named executive officers, excluding the effect of forfeitures, relating to awards made in 2004 through 2007. Assumptions used in the calculation of these amounts are included in footnote J to the company's audited financial statements for the fiscal year ended December 31, 2007 included in the company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 28, 2008.

(2) The amounts shown in this column represent the SFAS No. 123(R) compensation expense recognized in 2007 in connection with non-qualified stock options granted in 2007 and prior years. Assumptions used in the calculation of these amounts are included in footnote J to the company's audited financial statements for the fiscal year ended December 31, 2007 included in the company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 28, 2008.

(3) The amounts in this column reflect cash awards payable to the named executive officers under the 2005 Annual Incentive Plan earned in 2007, payable in 2008, as well as cash awards payable under the 2005-2007 Long-Term Incentive Plan earned during the 2005-2007 performance period and payable in 2008.

(4) The amounts in this column represent the actuarial increase in the present value of the named executive officers' benefits under all pension plans maintained by the company between December 31, 2006 and December 31, 2007. The amounts calculated were determined with the following assumptions: SFAS No. 87 discount rate of 6.25% and 5.75% for 2007 and 2006, respectively, and an assumed unreduced retirement age (age 65 or 62 with 20 years of service). While amounts appear as a lump sum, the normal form of payment is an annuity payment, with the exception of Mr. Watkins who has an accrued benefit, as of December 31, 2002, under a prior plan that is payable in lump sum form. None of the named executive officers are guaranteed a specified rate of return on any investment or receive above market earnings in the MeadWestvaco Deferred Income Plan, and thus no amount in this column is attributable to non-qualified deferred compensation earnings.

(5) The amounts shown in this column are derived as follows:

Mr. Luke:

$10,000 reimbursement by the company for financial planning
$9,000 annual contribution by the company to qualified 401(k) savings plan
$83,311 annual contribution by the company to non-qualified savings plan
$5,626 annual life insurance premium paid by the company
$750,653 relocation benefits paid by the company, including but not limited to real estate commissions ($338,584), duplicate housing expenses for 11 months ($241,435), real estate taxes, closing costs, and transfer taxes and fees
$37,645 charges for home security services
$2,500 matching funds paid by MeadWestvaco Foundation to non-profits designated by executive
$3,000 executive health screening paid by company

Mr. Rajkowski:

$2,120 reimbursement by the company for financial planning
$9,000 annual contribution by the company to qualified 401(k) savings plan
$33,996 annual contribution by the company to non-qualified savings plan
$3,142 annual life insurance premium paid by the company
$42,548 relocation benefits paid by company
$3,000 executive health screening paid by company
$19,852 related to commuting expenses including lodging, hotel and airfare
$14,494 tax gross-up related to the commuting expenses of $19,852 identified above
$2,072 incremental cost* associated with personal use of aircraft

Mr. Buzzard:

$1,755 reimbursement by the company for financial planning
$9,000 annual contribution by the company to qualified 401(k) savings plan
$42,875 annual contribution by the company to non-qualified savings plan
$3,736 annual life insurance premium paid by the company
$68,947 relocation benefits paid by company
$2,500 matching funds paid by MeadWestvaco Foundation to non-profits designated by executive
$26,388 related to commuting expenses including lodging, hotel and airfare
$19,266 tax gross-up related to the commuting expenses of $26,388 identified above
$22,861 incremental cost* associated with personal use of aircraft

Mr. Willkie:

$9,000 annual contribution by the company to qualified 401(k) savings plan
$20,686 annual contribution by the company to non-qualified savings plan
$2,519 annual life insurance premium paid by the company
$5,000 matching funds paid by MeadWestvaco Foundation to non-profits designated by executive

Mr. Watkins:

$4,050 reimbursement by the company for financial planning
$9,000 annual contribution by the company to qualified 401(k) savings plan
$20,206 annual contribution by the company to non-qualified savings plan
$2,478 annual life insurance premium paid by the company
$5,027 relocation benefits paid by company
$250 matching funds paid by MeadWestvaco Foundation to non-profits designated by executive
$2,600 executive health screening paid by the company

* Incremental cost is the aggregate incremental cost associated with commuting and relocation (personal) use of the company's aircraft as determined on a per flight hourly basis, including the variable costs associated with actual flights, fuel used, landing fees, catering, aircraft maintenance and other variable costs, specifically incurred apportioned among the number of passengers on a given flight.

Grants of Plan Based Awards in 2007

On February 26, 2007, the Compensation and Organization Development Committee (the "Committee") established the 2007 annual incentive awards and made grants under the Company's 2005 Performance Incentive Plan partially in the form of performance-based restricted stock units and partially in the form of non-qualified stock options. The Committee established individual award targets for each executive. Approximately 60% of the grant date fair value of such awards to each executive under the 2005 Performance Incentive Plan was made/delivered in the form of performance-based restricted stock units and approximately 40% of the grant date fair value award was made/delivered in the form of non-qualified stock options. The Committee established a three year performance period for performance-based restricted stock units beginning January 1, 2007 and ending December 31, 2009, using the following performance goals and weightings: Return on Invested Capital (ROIC) (70%) and Innovation, Revenue from New Products (30%). The portion of the award delivered as a non-qualified stock option vests in one-third increments on each anniversary of the grant date; the award vests in full on February 26, 2010. Performance-based restricted stock units awards (assuming performance criteria are met) are payable in 2010 and are subject to a maximum payout of 200% and a minimum payout equal to 50% of target performance threshold. In the event of below threshold performance, no award shall be paid.

During the vesting period, dividends on unvested restricted stock unit awards are credited in the form of additional units subject to the same vesting criteria as the underlying award. No dividend rights attach to non-qualified stock options.

It has been the Company's practice to award stock options with an exercise price equal to the "fair market value" of the common stock underlying the awards on the grant date. "Fair market value" is defined as the closing price of such stock as reflected on the New York Stock Exchange on the grant date.

The table below shows the cash and equity awards that were granted to each of the named executive officers during 2007 under various plans.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)					
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (# of awards)	Target (# of awards)	Maximum (# of awards)	All Other Option Awards (# of awards)(3)	Exercise or Base Price of Option Awards ($)(3)	Grant Date Fair Value of Stock & Option Awards(4) ($)
John A. Luke, Jr.		$555,294	$1,110,588	$2,221,175						N/A
	2/26/2007				42,450	84,900	169,800			$2,726,139
	2/26/2007							186,580	$32.110	$1,671,757
E. Mark Rajkowski		$182,328	$ 364,655	$ 729,310						N/A
	2/26/2007				11,795	23,590	47,180			$ 757,475
	2/26/2007							51,840	$32.110	$ 464,486
James A. Buzzard		$268,160	$ 536,320	$1,072,640						N/A
	2/26/2007				18,790	37,580	75,160			$1,206,694
	2/26/2007							82,600	$32.110	$ 740,096
Wendell L. Willkie, II		$135,600	$ 271,200	$ 542,400						N/A
	2/26/2007				8,445	16,890	33,780			$ 542,338
	2/26/2007							37,130	$32.110	$ 332,685
Mark T. Watkins		$122,293	$ 244,585	$ 489,170						N/A
	2/26/2007				6,230	12,460	24,920			$ 400,091
	2/26/2007							27,390	$32.110	$ 245,414

(1) These columns reflect threshold, target and maximum amounts potentially payable under the 2007 Annual Incentive Award. See Compensation Discussion and Analysis for discussion of 2007 Annual Incentive Award targets and amounts actually earned in 2007. Actual payment is reflected in the "Non-Equity Incentive Plan Compensation" column in the Summary Compensation Table and the accompanying footnote.

(2) These columns reflect threshold, target and maximum number of shares that may be earned pursuant to performance-based restricted stock units awarded under the Company's 2005

Performance Incentive Plan. The Committee established individual award targets for each executive. The material terms of these awards are discussed in the narrative above; see Compensation Discussion and Analysis for discussion of Long-Term Incentive Award targets.

(3) These columns reflect the number of shares and the exercise price of non-qualified stock options granted under the Company's 2005 Performance Incentive Plan.

(4) This amount represents the full grant value of equity awards (options and performance-based restricted stock awards) in 2007.

Outstanding Equity Awards At 2007 Fiscal Year End

The table below shows the equity awards that have been previously awarded to each of the named executive officers and which remained outstanding as of December 31, 2007.

	Option Awards(1)					Stock Awards(2)			
	Number of Securities Underlying Unexercised Options								
Name (a)	Exercisable (b)	Unexercisable (c)	Number of Securities Underlying Unexercised Unearned Options (d)	Option Exercise Price (e)	Option Expiration Date (f)	Number of Shares of Stock That Have Not Yet Vested (g)	Market Value of Unvested Shares of Stock ($)(5) (h)	Equity Incentive Plan Awards: Number of Unvested Units or Shares (i)	Plan Awards: Payout Value of Unearned Shares ($)(5) (j)
John A. Luke, Jr.	92,149	0	0	$29.7359	11/24/2008				
	116,399	0	0	$31.5722	11/23/2009				
	150,349	0	0	$28.7694	11/28/2010				
	155,199	0	0	$29.5567	11/27/2011				
	50,000	0	0	$31.3750	5/24/2012				
	175,000	0	0	$24.0000	1/28/2013				
	100,000	0	0	$28.5900	2/23/2014				
	64,100	128,200(3)	0	$28.1750	2/27/2016				
	0	186,580(4)	0	$32.1100	2/26/2017				
						73,725	$2,307,593	186,862	$5,848,781
E. Mark Rajkowski	35,000	0	0	$29.6150	8/16/2014				
	15,907	31,813(3)	0	$28.1750	2/27/2016				
	0	51,840(4)	0	$32.1100	2/26/2017				
						22,300	$ 697,990	48,945	$1,531,979
James A. Buzzard	19,399	0	0	$29.7359	11/24/2008				
	29,099	0	0	$31.5722	11/23/2009				
	48,499	0	0	$28.7694	11/28/2010				
	58,199	0	0	$29.5567	11/27/2011				
	20,000	0	0	$31.3750	5/24/2012				
	55,000	0	0	$24.0000	1/28/2013				
	45,000	0	0	$28.5900	2/23/2014				
	28,374	56,746(3)	0	$28.1750	2/27/2016				
	0	82,600(4)	0	$32.1100	2/26/2017				
						32,633	$1,021,413	82,710	$2,588,823
Wendell L. Willkie, II	29,099	0	0	$29.7359	11/24/2008				
	33,949	0	0	$31.5722	11/23/2009				
	38,799	0	0	$28.7694	11/28/2010				
	38,799	0	0	$29.5567	11/27/2011				
	20,000	0	0	$31.3750	5/24/2012				
	35,000	0	0	$24.0000	1/28/2013				
	20,000	0	0	$28.5900	2/23/2014				
	9,567	19,133(3)	0	$28.1750	2/27/2016				
	0	37,130(4)	0	$32.1100	2/26/2017				
						11,003	$ 344,394	32,200	$1,007,860
Mark T. Watkins	15,561	0	0	$32.9855	2/25/2008				
	15,560	0	0	$28.7380	2/24/2009				
	10,270	0	0	$30.2442	2/23/2010				
	13,071	0	0	$26.1570	6/27/2011				
	20,000	0	0	$31.3750	5/24/2012				
	31,000	0	0	$24.0000	1/28/2013				
	17,500	0	0	$28.5900	2/23/2014				
	9,410	18,820(3)	0	$28.1750	2/27/2016				
	0	27,390(4)	0	$32.1100	2/26/2017				
						10,823	$ 338,760	27,434	$ 858,684

(1) This table includes only those grants outstanding as of December 31, 2007; any stock options that expire prior to the end of fiscal 2007 are excluded from this table. Stock options vest with respect to one-third of the shares subject to grant on each of the first three anniversaries of the option's grant date.

(2) Restricted stock awards (columns g and h) granted on February 22, 2005, will vest in full on the third anniversary of the grant date, subject to the satisfactory attainment of performance goals attached to such awards as determined by the Committee. Performance-based restricted stock units (columns i and j) granted on February 27, 2006 and on February 26, 2007, each will vest in full on the third anniversary of the grant date, subject to the satisfactory attainment of performance goals attached to such awards as determined by the Committee; values for performance-based grants in 2005 are calculated on 75% of target performance, and 2006 and 2007 awards are based on target performance.

(3) One-half of the unexercisable options (representing two-thirds of the original grant) become exercisable on February 27, 2008 and one-half become exercisable on February 27, 2009.

(4) One-third of the unexercisable options become exercisable on February 26, 2008, one-third become exercisable on February 26, 2009 and one-third become exercisable on February 26, 2010.

(5) Market values based on stock price of $31.30, which was the closing price on December 31, 2007.

Option Exercises and Stock Vested during Fiscal 2007

This table shows the stock options that were exercised by, and the restricted stock that vested for, each named executive officer during 2007.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized Upon Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized Upon Vesting ($)
John A. Luke, Jr.	0	$0	40,000	$1,270,200
E. Mark Rajkowski	0	$0	50,000	$1,474,000
James A. Buzzard	0	$0	20,000	$ 635,100
Wendell L. Willkie, II	0	$0	12,000	$ 381,060
Mark T. Watkins	0	$0	10,000	$ 317,550

Pension Benefits

Qualified Retirement Plan: The company's qualified retirement plan covers all salaried employees, except for those covered under the cash balance formula below, and provides an unreduced benefit payable at age 65 (or 62 if the employee has 20 years of service). The retirement benefit payable is equal to 1.6% of final average earnings (or pay) times years of benefit service (up to a maximum of 40 years), minus an employee's primary social security benefit multiplied by 1.25% times years of benefit service (up to a maximum of 40 years of service). The formula is illustrated below:

$$\left[1.6\% \times \text{Years of Benefit Service (up to 40)} \times \text{Final Average Pay} \right] - \left[\text{Primary Social Security Benefit} \times 1.25\% \times \text{Years of Benefit Service (up to 40)} \right]$$

The normal form of payment is a 50% joint and survivor annuity for married participants and a single life annuity for unmarried participants. Participants may choose optional annuity and installment forms (spousal consent required of married participants). A cash lump sum is not available to any executive listed in the table except Mr. Watkins for whom a lump sum payout has been preserved under a prior plan with respect to his accrued benefit as of December 31, 2002. Final average pay generally includes all income reported on Form W-2, but excludes long-term incentive compensation, severance pay, retention and hiring bonuses. Final average pay includes the participant's highest 5 years of pay within the last 10 year period. Employees become 100% vested in their retirement benefit after completing 5 years of service. An employee may retire early and receive a benefit at age 55 (with 5 years of service) subject to reduction for early payment. The reduction, generally, is 3% per year for each year by which the actual retirement date precedes the participant's 65th birthday and 6% per year for each year by which the actual retirement date precedes the participant's 62nd birthday. As both Messrs. Luke and Willkie are over age 55, they are eligible to retire early based on their service with the company.

The company amended its qualified retirement plan for salaried and non-bargained employees to add a cash balance feature, which generally became effective for existing employees under age 40 as of January 1, 2008 and for existing employees age 40 and older (as of such date) who chose the new cash balance formula. For new employees hired on or after January 1, 2007, the new formula became effective January 1, 2007. As of the end of December 31, 2007, none of the named executive officers participated in the cash balance feature of the plan.

Retirement Restoration Plan: The company maintains a non-qualified retirement restoration plan that mirrors benefits provided under the qualified retirement plan following the same formula but recognizing compensation in excess of the Internal Revenue Code limit, which was $225,000 for 2007. All of the named executive officers are participants in this plan. Benefits are payable in annuity form only and a lump sum is not available.

MeadWestvaco Executive Retirement Plan ("MERP"): The company also maintains a non-qualified supplemental executive retirement plan, whose purpose is to assist in recruiting mid-career executive hires that may forfeit retirement benefits due to early termination from another employer. The plan follows the benefit formula and vesting schedule under the company's qualified retirement plan described above, but recognizes additional service equal to .75 for each year of actual service completed by an executive up to a maximum number of years equal to the executive's age at hire minus 30. Generally, plan benefits are payable in annuity form (except in the case of a change of control) and are subject to reduction for early retirement. In the case of an executive whose service and age equal 80 the reduction for early payment is slightly reduced. Mr. Buzzard is not entitled to additional service under this plan as his age at date of hire minus 30 equals 0. Given Mr. Luke's long service with the company he accrues limited service under the plan. Although Mr. Watkins earns no additional service under the MERP, he has an accrued benefit earned under a prior plan. During 2007 the MERP was amended to close participation to any new executive hired on or after January 1, 2007.

Pension Benefits Table at 2007 Fiscal Year End

The table below shows the present value of accumulated benefits payable to each of the named executive officers, including the number of years of service credited to each executive, under the company's defined benefit pension plans determined using interest rate and mortality rate assumptions consistent with those used in the company's financial statements.

Name	Plan Name	Number of Years of Credited Service (1)(3) (#)	Present Value of Accumulated Benefit(2) ($)	Payments During Last Fiscal Year ($)
John A. Luke, Jr.	Qualified	28.667	$ 848,101	$ 0
	Restoration	28.667	$ 6,769,086	$ 0
	MERP	28.980	$ 84,061	$ 0
E. Mark Rajkowski	Qualified	3.417	$ 44,452	$ 0
	Restoration	3.417	$ 132,138	$ 0
	MERP	5.980	$ 135,634	$ 0
James A. Buzzard	Qualified	29.583	$ 617,310	$ 0
	Restoration	29.583	$ 2,510,591	$ 0
	MERP	29.583	$ 0	$ 0
Wendell L. Willkie, II	Qualified	13.000	$ 292,658	$ 0
	Restoration	13.000	$ 656,864	$ 0
	MERP	22.750	$ 733,355	$ 0
Mark T. Watkins	Qualified	10.417	$ 199,708	$ 0
	Restoration	10.417	$ 403,712	$ 0
	MERP	10.417	$ 605,384	$ 0

(1) The number of years of credited service includes service recognized under the MERP in excess of actual service performed by the executive. The MERP potentially provides an additional .75 year of credited service for each year of actual service up to a maximum equal to the executive's age at hire minus 30.

(2) The Present Value of the Accumulated Benefit (PVAB) was provided by Hewitt Associates as the present value of the December 31, 2007 accrued benefit using the following assumptions: SFAS No. 87 discount rate of 6.25%; Mr. Watkins is eligible to receive a lump sum payment of his accrued benefit as of December 31, 2002, while other named executive officers receive their benefit payment in annuity form; interest rate for lump sum is 4.75% using the 1994 mortality table set forth in Revenue Ruling 2001-62 (congruent with SFAS No. 87 assumptions); postretirement mortality table used for the annuity calculation is the RP2000 table projected to 2019, (congruent with SFAS No. 87 assumptions); no withdrawal, disability, or death prior to retirement age. The SFAS No. 87 valuations for the qualified and restoration plans have assumptions for these events; the MERP plan only has an assumption for preretirement death; retirement at unreduced retirement age; calculations include both vested and non-vested benefits.

(3) While Mr. Watkins earns no additional service under the MERP, he has an accrued benefit earned under a prior plan.

Non-qualified Deferred Compensation

MeadWestvaco Deferred Income Plan ("DIP"): The company maintains a non-qualified deferred compensation plan that permits executives to voluntarily defer up to 80% of base salary, annual incentive cash compensation and long term incentive cash compensation. The plan also operates as an excess benefit plan enabling employees to defer salary and company matching contributions in excess of

Internal Revenue Code limits that apply to the company's qualified 401(k) plan. Any amounts contributed by executives may be allocated towards notional accounts into up to 20 investment funds as directed by the participant except with respect to company matching contributions, which are automatically invested in a company "phantom" stock fund. There is no guaranteed investment return with respect to any of the funds. Executives may choose to receive a distribution of their account balance upon termination of employment, or early or normal retirement in either a lump sum or installment payments. Limited in-service withdrawals are permitted based on future dates specified in advance by participants and evidenced by written distribution elections.

The investment funds available to an executive under the deferred income plan generally mirror the investment options available to all employees who participate in the company's broad based qualified 401(k) savings plan, plus three additional funds which are available to investors.

Non-qualified Deferred Compensation at 2007 Fiscal Year End

The table below presents information on each of the named executive officers' non-qualified deferred compensation plan accounts for 2007.

Name	Executive Contributions in Last Fiscal Year	Registrant Contributions in Last Fiscal Year(1)(2)	Aggregate Earnings in Last Fiscal Year	Aggregate Withdrawals/ Distributions(3)	Aggregate Balance at Last Fiscal Year-End(4)
John A. Luke, Jr.	$ 46,274	$83,311	$139,447	$ 0	$2,258,379
E. Mark Rajkowski	$ 25,713	$33,996	$ (592)	$ 0	$ 207,262
James A. Buzzard	$548,845	$42,875	$ 83,481	$ 0	$1,704,107
Wendell L. Willkie, II ...	$ 20,716	$20,686	$ 37,111	$ 0	$ 624,904
Mark T. Watkins	$ 40,764	$20,206	$ 92,689	$(185,073)	$1,244,981

(1) Amounts shown as Registrant Contributions in Last Fiscal Year also are included as 2007 compensation in the Summary Compensation Table, in the "All Other Compensation" Column.

(2) Full company match provided if Internal Revenue Code statutory limitations prevented executive from making desired non-qualified deferrals. This caused the company contributions to be disproportionate relative to executive contributions. This was the case for Messrs. Luke and Rajkowski.

(3) The plan under which executives defer compensation permits "scheduled" in-service withdrawals.

(4) The following amounts included in Aggregate Balance at Last Fiscal Year-End are also reported as 2006 in the Summary Compensation Table: for Mr. Luke $1,989,347; for Mr. Rajkowski $148,145; for Mr. Buzzard $1,028,906; for Mr. Willkie $546,391 and for Mr. Watkins $1,276,395.

Potential Payments Upon Termination and Change of Control

The tables below reflect the amount of compensation that would become payable to each of the named executive officers under existing plans and arrangements if the named executive's employment had terminated on December 31, 2007, given the named executive's compensation and service levels as of such date and, if applicable, based on the company's closing stock price on that date. These benefits are in addition to benefits available prior to the occurrence of any termination of employment, including under then-exercisable stock options, and benefits available to all salaried employees, such as distributions under the company's 401(k) plan, early retirement subsidy and accrued vacation pay.

The actual amounts that would be paid upon a named executive officer's termination of employment can be determined only at the time of an executive's actual separation from the company. Due to the number of factors that affect the nature and amount of any benefits provided upon the events discussed below, any actual amounts paid or distributed may be higher or lower than reported below. Factors that could affect these amounts include the timing during the year of any such event, the company's stock price and the executive's age.

Potential Payments Upon Termination (other than Change of Control)

The table below shows the severance benefits that would be payable to each of the named executive officers who experience an involuntary termination of employment from the company, excluding death, disability or a termination based on "misconduct" as defined in the company's standard severance plan available to all salaried employees.

	John A. Luke Jr.	E. Mark Rajkowski	James A. Buzzard	Wendell L. Willkie, II	Mark T. Watkins
Cash Severance(1)	$2,019,250	$1,122,016	$1,340,800	$904,000	$889,400
Post-Termination Health Care(2)	$ 16,436	$ 17,571	$ 17,779	$ 15,374	$ 16,861
Outplacement Services(3)	$ 21,423	$ 21,423	$ 21,423	$ 21,423	$ 21,423
Total	$2,057,109	$1,161,010	$1,380,002	$940,797	$927,684

(1) The company maintains a broad-based standard severance plan, which covers all salaried and non-union employees, including the named executive officers and which provides for a cash lump sum severance payment in the amount of 2x base salary for these executives.

(2) This represents cash lump sum payment in lieu of continued health care for one-year period after termination of employment.

(3) This represents the value of nine months of outplacement services, a benefit that is also provided for under the terms of the plan and financial counseling.

Potential Payments Upon Termination – Death or Disability(1)

The table below shows the value of any stock options and performance-based restricted stock units whose vesting will be accelerated in the event of termination of employment due to death or disability assuming a December 31, 2007 termination date. Named executive officers are eligible for disability compensation under the company's disability benefit plans and death benefits under life insurance plans offered by the company to all full-time salaried employees.

	John A. Luke, Jr.	E. Mark Rajkowski	James A. Buzzard	Wendell L. Willkie, II	Mark T. Watkins
Stock Options(2)	$ 400,625	$ 99,413	$ 177,331	$ 59,788	$ 58,813
2005-2007 Long-Term Cash Award(3)	$1,097,044	$272,254	$ 485,595	$163,721	$161,067
2004 Restricted Stock(4)	$ 0	$125,200	$ 0	$ 0	$ 0
2005 Performance Shares(5)	$2,307,593	$572,790	$1,021,397	$344,378	$338,744
2006 Performance-based RSU Award(6)	$1,916,363	$475,560	$ 848,220	$286,103	$281,462
Total	$5,721,625	$1,545,217	$2,532,543	$853,990	$840,086

(1) This represents incremental compensation associated with a termination due to death or disability on December 31, 2007; all equity is valued using the closing stock price of $31.30 for MeadWestvaco stock on December 31, 2007.

(2) This represents the intrinsic value of unvested stock options that would vest or continue to vest due to death or disability.

(3) This represents vesting of the cash portion of the 2005 long-term incentive plan award reflecting earnout of 75% of target.

(4) This represents the value of unvested time-base restricted stock units, which vest as of date of death or disability.

(5) This represents the vesting of the 2005 long-term performance award, reflecting payout of 75% of target.

(6) This represents the value of the pro-rated portion of the 2006 long-term performance award (shares based on target performance) that would vest upon termination due to death or disability; share pro-ration is based on the target number of shares multiplied by a fraction, (A) the numerator of which is the number of full calendar months served since the award date (22) and (B) the denominator of which is 36.

Potential Payments Upon Termination Following a Change of Control

Change of Control Agreements:
Each of the named executive officers is covered by a change of control agreement. As noted in the CD&A above, these agreements were amended by the company in 2007 to become effective January 1, 2008 in the following material respects: eliminated long-term compensation from the severance pay calculation; reduced the agreement term from three to two years; reduced the two-year notice of non-renewal provision to one year; deleted the provision that limits an executive's severance based on attaining age 65; and adopted legally required changes under Internal Revenue Code Section 409A. As amended, each change of control agreement provides for continued employment for two years after a change of control on terms substantially similar to those in effect before the change of control. An executive will receive severance benefits in the event of a qualifying termination of employment upon or within two years following a change of control, or prior to a change of control if the termination occurs at the request of a party to the change of control or is otherwise in connection with a change of control. The table below presents the amount that would have been realized by each of the named executive officers if a change of control and immediate termination of employment had occurred as of December 31, 2007, based on agreements which became effective January 1, 2008.

A qualifying termination is a termination of employment by the company other than for cause or disability, or a termination of employment by the executive for good reason.

Under the change of control agreements, a change of control is defined as:

(1) acquisition by an individual or entity of 20% of the stock or voting rights of the company;

(2) contested change in a majority of the company's board;

(3) consummation of a business combination, unless (a) more than 60% of the stock and voting rights is retained by the shareholders of the company before the change of control, (b) a majority of the surviving company's board were members of the company's board, before the change of control, and (c) no new shareholder owns 20% or more of the resulting company; or

(4) shareholder approval of a complete liquidation of company.

A merger of equals is defined as a business combination in which (i) at least 50% of the members of the continuing board were members of the company's board and (ii) either (x) the CEO position in the surviving company is occupied by an individual employed by the company before the business combination or (y) a majority of the leadership positions reporting directly to the CEO of the surviving company are occupied by individuals employed by the company before the business combination.

Good reason means a material reduction in position, duties, responsibilities or salary grade, a failure of the company to comply with the agreement, or a change in the executive's office location of more than 40 miles. In the event of a merger of equals, however, an executive's position may be changed as long as the executive continues to have responsibilities that are in the aggregate comparable to the executive's previous responsibilities, and an across the board change in compensation is not considered a triggering event. In the event of a merger of equals, neither a reduced scope of responsibilities resulting from the fact that the merger has created a larger organization, nor a change in title or reporting responsibilities, shall be the sole basis for good reason.

Cause is defined to mean the executive's willful and continued failure to perform duties, willful engagement in gross misconduct, or a violation of the company's Code of Conduct that is materially injurious to the company.

Under the Change of Control Agreements and the terms of equity awards granted after 2005, upon certain terminations of employment following a change of control, executives are provided the benefits described below.

Severance Compensation:
In the event of a qualifying termination of employment following a business combination that is not a merger of equals, a lump sum severance amount is payable to each executive is equal to no more than three times the executive's compensation, which is defined under the agreement as annual base salary plus average annual incentives paid over the three years before the change of control. Each executive is also entitled to a pro rata bonus for the year of termination and a cash lump sum payment in lieu of health care continuation coverage for a period of three years, plus payment for outplacement services. The three-year multiple is reduced to two years for Mr. Watkins. As a condition to receipt of severance benefits, an executive is required to execute a general release of claims against the company. Payment of the severance lump sum amount shall be made within thirty days of the executive's termination of employment.

Pension Benefits:
In the event of a qualifying termination of employment following a business combination that is not a merger of equals, the executive is entitled to a lump sum payment equal to the actuarial equivalent of the qualified defined benefit and restoration plan benefit (excluding the MeadWestvaco Executive Retirement Plan) that would have been earned if the executive had remained employed by the company during the severance period. This value is disclosed in the table below describing change in control severance payment under the "pension" heading. In the event of a merger of equals business combination, no enhanced pension is payable.

In the event of a business combination that is not a merger of equals, the MERP provides for accelerated vesting of an executive's benefit and immediate payment of his or her accrued benefit in a single lump sum. The value of the MERP change in control benefit is included in the table below describing change in control severance payments, under the "pension" heading.

Equity Acceleration:
Terms and conditions of equity awards (including those for named executive officers) are set forth in individual award agreements, not in change of control agreements. Generally, stock options and restricted stock assumed by an acquirer vest upon an executive's termination of employment (without cause) within two years following a business combination that is not a merger of equals. In the case of performance-based awards, accelerated vesting is prorated based on when the change of control event occurs within the performance period. If the change of control occurs within the first half of the performance period then target performance is assumed. If the change of control occurs within the second half of the performance period then accelerated vesting is prorated based on actual performance. If awards are not assumed by an acquirer, the amounts shown as "intrinsic value of stock options," "restricted stock" and "performance shares" in the table on page 44 would be the value of awards that would become fully vested immediately prior to the change of control event.

Excise Taxes:
The Company has agreed to make each executive covered by a change of control agreement whole for any parachute excise tax imposed under section 4999 of the Internal Revenue Code on a change of control payment, unless the payments are less than 110% of the safe harbor amount. The safe harbor amount is 2.99 times the executive's average taxable compensation for the five years that ended before the change of control. If the gross-up payment is not made, the amounts payable under the agreement will be reduced by the amount necessary to avoid imposition of the excise tax.

The change of control agreements have a term of two years and may be extended, unless the company gives one-year advance notice of non-renewal. The named executive officers are not covered by any employment agreement other than the change of control agreements. The table below reflects the terms and conditions of the change in control agreements in place on January 1, 2008.

Change In Control Severance Payments(1)

	John A. Luke Jr.	E. Mark Rajkowski	James A. Buzzard	Wendell L. Willkie, II	Mark T. Watkins
Cash Severance(2)	$ 5,579,825	$2,526,011	$ 3,200,040	$1,912,800	$1,242,694
Pro-Rata Bonus(3)	$ 850,317	$ 280,996	$ 396,280	$ 185,600	$ 176,647
2005-2007 Long-Term Cash Award(4)	$ 1,097,044	$ 272,254	$ 485,595	$ 163,721	$ 161,067
Intrinsic Value of Stock Options(5)	$ 400,625	$ 99,413	$ 177,331	$ 59,788	$ 58,813
Restricted Stock(6)	$ 0	$ 125,200	$ 0	$ 0	$ 0
Performance Shares(7)	$ 4,977,554	$1,257,742	$ 2,203,188	$ 780,402	$ 730,805
Pension(8)	$ 2,055,638	$ 458,290	$ 3,914,888	$ 325,662	$1,088,599
Post-Termination Health Care(9)	$ 49,307	$ 52,712	$ 53,337	$ 46,122	$ 33,721
Outplacement Services(10)	$ 21,423	$ 21,423	$ 21,423	$ 21,423	$ 21,423
Value of Benefit Prior to Gross-Up	$15,031,733	$5,094,041	$10,452,082	$3,495,518	$3,513,769
Excise Tax Gross-Up	$ 7,046,306	$2,082,076	$ 5,320,302	$1,508,292	$1,604,777
Total	$22,078,039	$7,176,117	$15,772,384	$5,003,810	$5,118,546

(1) This assumes a stock price of $31.30 and a termination date of December 31, 2007; actual value will vary based on changes in MeadWestvaco's stock price.

(2) The change in control cash severance is equal to 3 times (2 times for Mr. Watkins) salary plus average annual cash incentive awards over last 3 years.

(3) This represents pro-rata bonus (based on three-year average annual incentives) payable upon termination in connection with a change in control.

(4) This represents vesting of the cash portion of the 2005 long-term incentive plan award assuming earnout of 75% of target (based on actual performance-to-date).

(5) This represents intrinsic value of unvested stock options.

(6) This represents the value of unvested time-based restricted stock units, which vest as of termination date under a change in control scenario.

(7) The 2005 long-term performance awards vest assuming 75% of target (based on actual performance-to-date) upon termination in connection with a change-in-control; the 2006 and 2007 long-term performance awards vest at target, pro-rated at 22/36 and 10/36, respectively, for the number of whole months of service from the award date to the time of termination.

(8) This represents incremental pension value upon a change in control attributable to supplemental executive retirement plan (MERP) and enhanced pension under change in control agreement.

(9) This represents cash lump sum payment in lieu of continued health care coverage for 3 years (2 years for Watkins) after termination of employment.

(10) This represents the value of nine months of outplacement services and financial counseling.

3. Proposal to Amend our Amended and Restated Certificate of Incorporation to Permit the Adoption of Majority Voting in Uncontested Director Elections

The Board of Directors has approved, and recommends shareholder approval of, an amendment to the Company's Amended and Restated Certificate of Incorporation (the "Charter") to remove the plurality vote standard for the election of directors and to provide that the election of directors be as provided in the Company's bylaws. This Charter amendment would enable the implementation, through an amendment of Section 2.3 of the Company's bylaws, of a majority vote requirement in uncontested director elections; under this standard, nominees for election as directors generally would be required to receive a majority of the votes cast in order to be elected to the Board.

Currently, the Company's Charter provides that the members of the Board are elected by a plurality of the votes cast at a meeting. The Nominating and Governance Committee and the Board believe that active shareholder participation in the election of directors is important to the Company and to effective corporate governance. In response to similar concerns, several public companies have recently approved charter amendments requiring a majority vote standard for the election of directors. The Board has carefully considered the arguments for and against a majority voting standard and concluded that its adoption will complement the Company's existing governance policies and is consistent with the Board's intention to be consistent with corporate governance best practices.

Although the Board has previously adopted a Corporate Governance Policy requiring directors who do not receive a majority of the votes cast "for" the directors' election to tender their resignation to the Nominating and Governance Committee, in order to affect an actual majority vote standard, amendments must be made to the Charter and the Company's bylaws. Shareholders are only being asked to approve the amendment to the Charter; the Board previously approved amendments to the Company's bylaws to implement the majority vote standard. The Board's amendment of the bylaws is contingent on shareholder approval of the Charter amendment.

The amendment to the Charter would remove the requirement in Article VII of the Charter that director nominees be elected by a plurality of votes cast and instead provide that directors be elected as provided in the Company's bylaws. Annex A to this proxy statement sets forth the full text of Article VII as proposed to be amended. In addition, the Board, acting through the Nominating and Governance Committee, has approved amendments to the Company's bylaws that would become effective upon shareholder approval and effectiveness of the proposed Charter amendment. The amendments to the bylaws would operate as follows:

- Each director would be elected by the vote of a majority of votes cast.
- However, if, as of fourteen days prior to the Company's filing of its definitive proxy statement with the Securities and Exchange Commission, the number of director nominees exceeds the number of directors to be elected, the directors will continue to be elected by a plurality of the votes present in person or by proxy at the meeting.
- A majority of the votes cast means that the number of shares voted "for" a director must exceed the number of votes cast "against" that director.

Annex B to this proxy statement sets forth the full text of the relevant section of the bylaws as proposed to be amended. You are not being asked to vote on these amendments.

As described above, we previously adopted a Corporate Governance Policy to require directors who do not receive a majority of the votes cast "for" their election to tender their resignation to our Nominating and Governance Committee. If the amendment to the Charter is approved, conforming changes would be made to the Corporate Governance Policy as set forth at Annex C. This Corporate Governance Policy will continue to remain in effect so that, in an uncontested election, an incumbent director who does not receive a majority of the votes cast "for" his or her election, but who, under Delaware law, would nonetheless continue to serve until his or her successor is elected, will be required to tender his or her resignation to the Nominating and Governance Committee. You are not being asked to vote on these amendments.

If the amendment to the Charter is approved by shareholders, it will be effective following the Annual Meeting.

Your Board of Directors unanimously recommends that you vote FOR the amendment of the Amended and Restated Articles of Incorporation to permit the adoption of majority voting in uncontested director elections.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the company's officers and directors, and persons who own more than 10% of a registered class of the company's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission (SEC) and the New York Stock Exchange. Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the company with copies of all Section 16(a) forms they file. The company's administrative staff regularly assists its executive officers and directors in preparing initial ownership reports and reporting ownership changes, and typically files these reports on their behalf.

Based solely upon a review of the copies of such reports furnished to the company and of such reports in its possession, and of representations by certain reporting persons, the company believes that all of its directors, executive officers and 10% stockholders complied with all filing requirements under Section 16(a) in 2007.

Equity Compensation Plan Information

At December 31, 2007
(shares in thousands)

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by stockholders	8,436	$29.75	9,084
Equity compensation plans not approved by stockholders	—	—	—
Total	8,436	$29.75	9,084

There are no equity compensation plans of the company that have not been approved by stockholders.

For additional information related to the above plans, see Note J of the company's Consolidated Financial Statements in Item 8—Financial Statements and Supplementary Data, of the company's Annual Report on Form 10-K for the year ended December 31, 2007.

Expenses of Solicitation

All expenses of this solicitation, including the cost of preparing and mailing this Proxy Statement, will be borne by the company. In addition to solicitation by mail, directors, officers and employees of the company may solicit proxies and voting instructions in person, by telephone or other means of communication. Such directors, officers and employees will not be additionally compensated but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. The company has retained Georgeson Inc., at an estimated cost of $13,500, plus reimbursement of expenses, to assist in its solicitation of proxies from brokers, nominees, institutions and individuals. Arrangements also will be made with custodians, nominees and fiduciaries for forwarding proxy solicitation materials to beneficial owners of shares held of record by such custodians, nominees and fiduciaries, and the company will reimburse such custodians, nominees and fiduciaries for reasonable expenses incurred in connection therewith.

Stockholder Proposals and Nominations

Stockholder proposals intended for inclusion in the company's 2009 Proxy Statement must be received by the Secretary of the company not later than November 24, 2008. In addition, MeadWestvaco's bylaws outline procedures that stockholders of record must follow to nominate directors or to bring other business before stockholders' meetings. For a stockholder to nominate a candidate for director at the 2009 Annual Meeting of Stockholders, notice of such nomination must be given to the Secretary of the company not later than 90 days in advance of such meeting. The notice must describe various matters regarding the nominee and conform to requirements specified in the company's bylaws, a copy of which can be obtained by contacting the Secretary of the company. For a stockholder of record to bring other business before the 2009 Annual Meeting of Stockholders, notice must be given to the Secretary of the company between December 29, 2008 and January 28, 2009, and must include a description of the proposed business, the reason for conducting such business and other specified matters.

Delivery of Documents to Stockholders Sharing an Address

If you are the beneficial owner, but not the record holder, of the company's shares, your broker, bank or other nominee may only deliver one copy of the company's proxy statement and annual report to multiple stockholders who share an address unless that nominee has received contrary instructions from one or more of the stockholders. The company will deliver promptly, upon written or oral request, a separate copy of the proxy statement and annual report to a stockholder at a shared address to which a single copy of the documents was delivered. A stockholder who wishes to receive a separate copy of the proxy statement and annual report, now or in the future, should submit their request to the company by telephone at (203) 461-7500 or by submitting a written request to Corporate Secretary, MeadWestvaco Corporation, Five High Ridge Park, Stamford, Connecticut 06905. Beneficial owners sharing an address who are receiving multiple copies of proxy materials and annual reports and wish to receive a single copy of such materials in the future will need to contact their broker, bank or other nominee to request that only a single copy of each document be mailed to all stockholders at the shared address in the future.

Wendell L. Willkie, II
Senior Vice President, General Counsel and Secretary

March 24, 2008

[THIS PAGE INTENTIONALLY LEFT BLANK]

ANNEX A

RESTATED CERTIFICATE OF INCORPORATION—AMENDMENTS

ARTICLE VII

Subject to the rights of the holders of any series of Preferred Stock to elect directors under specified circumstances, the number of directors constituting the Whole Board shall be fixed from time to time exclusively pursuant to a resolution adopted by a majority of the Whole Board.

Unless and except to the extent that the By-Laws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot.

Until the annual meeting of stockholders to be held in 2009, the directors, other than those who may be elected by the holders of any series of Preferred Stock, shall be and are divided into classes. The directors elected at the annual meeting of stockholders held in 2004 shall serve for a term ending on the date of the annual meeting of stockholders to be held in 2007; the directors elected at the annual meeting of stockholders held in 2005 shall serve for a term ending on the date of the annual meeting of stockholders to be held in 2008; and the directors elected at the annual meeting of stockholders held in 2006 shall serve for a term ending on the date of the annual meeting of stockholders to be held in 2009. Members of each class shall hold office until their successors shall have been duly elected and qualified. At each annual meeting of the stockholders of the Corporation commencing with the 2007 annual meeting, (1) directors elected to succeed those directors whose terms then expire shall be elected **as provided in the By-Laws of the Corporation** ~~by a plurality of votes cast~~ to hold office for a term expiring at the next succeeding annual meeting of stockholders after their election, with each director to hold office until his or her successor shall have been duly elected and qualified, and (2) only if authorized by a resolution of the Board of Directors, directors may be elected to fill any vacancy on the Board of Directors, regardless of how such vacancy shall have been created.

Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, and unless the Board of Directors otherwise determines, any vacancy resulting from death, resignation, retirement, disqualification, removal from office or other cause, and any newly created directorships resulting from any increase in the authorized number of directors, may be filled only by the affirmative vote of a majority of the remaining directors, though less than a quorum of the Board of Directors, and any director so chosen shall hold office for the remainder of the term that was being served by the director whose absence creates the vacancy, or, in the case of a vacancy created by an increase in the number of directors, a term expiring at the next annual meeting of stockholders, and in each case until such director's successor shall have been duly elected and qualified. No decrease in the number of authorized directors constituting the total number of directors which the Corporation would have if there were no vacancies shall shorten the term of any incumbent director.

Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the By-Laws.

Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, any director, or the entire Board of Directors, may be removed from office at any time, by the affirmative vote of the holders of a majority of the voting power of the then outstanding Voting Stock, voting together as a single class; provided, however, that, if a director's term was scheduled at the time of its commencement to extend beyond the next annual meeting of stockholders, such removal may only be for cause and only by the affirmative vote of the holders of at least 75 percent of the voting power of the then outstanding Voting Stock, voting together as a single class.

[THIS PAGE INTENTIONALLY LEFT BLANK]

BYLAW AMENDMENTS

ARTICLE II

SECTION 2.3. *Election of Directors; Vacancies; New Directorships.* Subject to Section 2.1 of this Article, directors shall be elected annually in the manner provided in these Bylaws. At each annual or special meeting of the stockholders for the election of directors, at which a quorum is present, **each director shall be elected by the vote of the majority of the votes cast, provided that if as of a date that is fourteen (14) days in advance of the date the Corporation files its definitive proxy statement (regardless of whether or not thereafter revised or supplemented) with the Securities and Exchange Commission the number of nominees exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors. For purposes of this Section 2.3, a majority of the votes cast means that the number of shares voted "for" a director must exceed the number of votes cast "against" that director. The Nominating and Governance Committee has established procedures under which any director who is not elected shall offer to tender his or her resignation to the Chairman of the Board and the Nominating and Governance Committee.** Any vacancies on the Board of Directors caused by death, removal, resignation or any other cause and any newly created directorships resulting from any increase in the authorized number of directors, may be filled only by a majority of the directors then in office, even though less than a quorum, at any regular or special meeting of the Board of Directors, and any director so elected shall hold office for the remainder of the term that was being served by the director whose absence creates the vacancy, or, in the case of a vacancy created by an increase in the number of directors, a term expiring at the next annual meeting of stockholders, and in each case until such director's successor shall have been duly elected and qualified.

[THIS PAGE INTENTIONALLY LEFT BLANK]

ANNEX C

POLICY AMENDMENTS

MeadWestvaco Corporation
Corporate Governance Policy—Voting for Directors

MeadWestvaco has amended its Bylaws to provide for majority voting in uncontested director elections. In an uncontested election of directors, **directors are elected by a majority of the votes cast, which means that the number of shares voted "for" a director must exceed the number of shares voted "against" that director.**

~~any director nominee who receives a greater number of votes "withheld" from his or her election than votes "for" his or her election will promptly~~ **Any incumbent director who is not elected toin accordance with the Bylaws will** tender his or her resignation to the Chairman of the Board and the Nominating and Governance Committee **promptly** following certification of the shareholder vote.

The Nominating and Governance Committee will promptly consider the resignation ~~submitted~~ tendered by ~~a~~ **the** director ~~receiving a greater number of votes "withheld" from his or her election than votes "for" his or her election~~, and the Nominating and Governance Committee will recommend to the Board whether to accept the tendered resignation or reject it. In considering whether to accept or reject the tendered resignation, the Nominating and Governance Committee will consider all factors deemed relevant by the members of the Nominating and Governance Committee, including, the reasons why shareholders voted "against" the election of such director, ~~the reasons why shareholders "withheld" votes for election from such director~~, the length of service and qualifications of the director, the director's contributions to the company and the MeadWestvaco Corporate Governance Principles. **Unless all the directors are affected, no director whose resignation is under consideration will participate in the deliberative process as a member of the Nominating and Governance Committee or the process of the Board described in the following paragraph.**

The Board will act on the Nominating and Governance Committee's recommendation within 90 days following **certification of the shareholder vote**~~the date of the shareholders' meeting~~. In considering the Nominating and Governance Committee's recommendation, the Board will consider the factors considered by the Nominating and Governance Committee and such additional information deemed relevant by the Board. Following the Board's decision, the company will promptly disclose the Board's decision whether to accept the director's resignation as tendered (including an ~~full~~ explanation of the process by which the decision was reached and, if applicable, the reasons for rejecting the resignation) in a **press release or a** filing with the Securities and Exchange Commission.

To the extent that one or more directors' resignations are accepted by the Board, the Nominating and Governance Committee will recommend to the Board whether to fill such vacancy or vacancies or to reduce the size of the Board.

~~Any director who tenders his or her resignation pursuant to this provision will not participate in the Nominating and Governance Committee recommendation or Board consideration regarding whether or not to accept the tendered resignation. If a majority of the members of the Nominating and Governance Committee received a greater number of votes "withheld" from their election than votes "for" their election at the same election, then the independent directors who are on the Board who did not receive a greater number of votes "withheld" from their election than votes "for" their election (or who were not standing for election) will appoint a Board committee solely for the purpose of considering the tendered resignations and will recommend to the Board whether to accept or reject them.~~

This policy will be **described or** included in each proxy statement relating to an election of directors of the company.

Effective: April [28], 2008

[THIS PAGE INTENTIONALLY LEFT BLANK]

NOTES

[THIS PAGE INTENTIONALLY LEFT BLANK]

MeadWestvaco Corporation
11013 West Broad Street
Glen Allen, Virginia 23060

http://www.meadwestvaco.com

Corporate Secretary
Telephone 203-461-7500
For stockholder information
Call toll free 1-800-432-9874

X Votes must be indicated (x) in Black or Blue ink.

The Board of Directors recommends a vote "FOR" all nominees listed below, "FOR" proposal 2 and "FOR" proposal 3.

Please Mark Here for Address Change or Comments ☐ SEE REVERSE SIDE

1. Election of the nominated slate of directors

FOR all nominees listed below	WITHHOLD AUTHORITY to vote for all nominees listed below	EXCEPTIONS*
☐	☐	☐

Nominees:
01 - Michael E. Campbell
02 - Dr. Thomas W. Cole, Jr.
03 - James M. Kilts
04 - Susan J. Kropf
05 - Douglas S. Luke
06 - Robert C. McCormack
07 - Timothy H. Powers
08 - Edward M. Straw
09 - Jane L. Warner

(INSTRUCTIONS: To withhold authority to vote for any individual nominee, mark the "Exceptions" box and write that nominee's name in the space provided below).

*Exceptions ____________________

	FOR	AGAINST	ABSTAIN
2. Ratification of the appointment of PricewaterhouseCoopers LLP as the company's independent registered public accounting firm for 2008.	☐	☐	☐
3. Proposal to amend the Amended and Restated Certificate of Incorporation to permit the adoption of majority voting in uncontested director elections.	☐	☐	☐

The proxies or, in the case of the MeadWestvaco Corporation Savings Plans, the Trustee, are directed to vote as specified above and in their discretion on any matters properly coming before the meeting and any adjournment thereof. **If no direction is made, the proxies will vote FOR all nominees listed above, FOR Proposal 2 and FOR Proposal 3.** Please date, sign and return this proxy promptly. Please sign exactly as your name appears on this proxy. If signing for estates, trusts or corporations, title should be stated.

Signature ____________________ Signature ____________________ Date ____________

Please Sign, Date and Return the Proxy Card Promptly Using the Enclosed Envelope.

▲ FOLD AND DETACH HERE ▲

MWV

WE ENCOURAGE YOU TO TAKE ADVANTAGE OF INTERNET OR TELEPHONE VOTING, BOTH ARE AVAILABLE 24 HOURS A DAY, 7 DAYS A WEEK.

Internet and telephone votes must be received by 5 p.m., eastern daylight time, on Sunday, April 27, 2008 to be counted in the final tabulation.

Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

INTERNET		TELEPHONE
http://www.eproxy.com/mwv Use the Internet to vote your proxy. Have your proxy card in hand when you access the web site.	**OR**	**1-866-580-9477** Use any touch-tone telephone to vote your proxy. Have your proxy card in hand when you call.

If you vote your proxy by Internet or by telephone, you do NOT need to mail back your proxy card.
To vote by mail, mark, sign and date your proxy card and return it in the enclosed postage-paid envelope.

Choose **MLink**℠ for fast, easy and secure 24/7 online access to your future proxy materials, investment plan statements, tax documents and more. Simply log on to **Investor ServiceDirect**® at www.bnymellon.com/shareowner/isd where step-by-step instructions will prompt you through enrollment.

You can view the Annual Report and Proxy Statement on the Internet at www.meadwestvaco.com/proxymaterials

MEADWESTVACO CORPORATION

ANNUAL MEETING OF MEADWESTVACO STOCKHOLDERS, APRIL 28, 2008

The undersigned holder(s) of Common Stock of MEADWESTVACO CORPORATION, a Delaware corporation (hereinafter referred to as the "company"), hereby appoints Wendell L. Willkie, II, and John J. Carrara (the "Proxies") and either of them, attorneys of the undersigned, with power of substitution, to vote all of the Common Stock of the undersigned entitled to vote at the Annual Meeting of MeadWestvaco Stockholders to be held at the Waldorf=Astoria Hotel, 301 Park Avenue, New York, NY, on Monday, April 28, 2008 and at any and all adjournments or postponements of such meeting, upon the matters set forth on the reverse side hereof, and the Proxies are authorized to vote in their discretion, upon such other business as may properly come before the meeting.

This proxy is solicited on behalf of the Board of Directors of the company. This proxy when properly executed will be voted in the manner directed herein by the undersigned stockholder. If no instructions are indicated, the shares will be voted in accordance with the recommendations of the Board of Directors.

For participants in the MeadWestvaco Corporation Savings Plans: As to those shares of Common Stock of MeadWestvaco Corporation that are held for me in the aforementioned Plans, by signing this card, I instruct the Trustee of such Plans to sign a proxy for me in substantially the form set forth on the reverse side. Voting rights will be exercised by the Trustee as directed. If no instructions are received, the Trustee shall vote the shares as directed by MeadWestvaco Corporation Benefit Plans Investment Policy Committee or its designee.

(CONTINUED AND TO BE VOTED AND SIGNED ON REVERSE SIDE)

Address Change/Comments (Mark the corresponding box on the reverse side)

▲ FOLD AND DETACH HERE ▲

You can now access your MEADWESTVACO CORPORATION *account online.*

Access your Meadwestvaco Corporation stockholder account online via Investor ServiceDirect® (ISD).

The transfer agent for Meadwestvaco Corporation, now makes it easy and convenient to get current information on your shareholder account.

- View account status
- View certificate history
- View book-entry information
- View payment history for dividends
- Make address changes
- Obtain a duplicate 1099 tax form
- Establish/change your PIN

Visit us on the web at http://www.bnymellon.com/shareowner/isd

For Technical Assistance Call 1-877-978-7778 between 9am-7pm
Monday-Friday Eastern Time

END